As filed with the Securities and Exchange Commission on July 23, 2004

Registration File No. 333-116833

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 1

to

Form SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANCSHARES OF FLORIDA, INC.

(Name of small business issuer in its charter)

Florida	6712	59-3535315
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

(Address and telephone number of principal executive offices)

Michael L. McMullan

Chief Executive Officer

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

(Name, address and telephone number of agent for service)

Copies Requested to:

A. George Igler, Esq. or James J. Quinlan, Esq. Igler & Dougherty, P.A. 500 N. Westshore Blvd. Suite 1010 Tampa, FL 33609 (813) 289-1020 Telephone (813) 289-1070 Facsimile	John J. Spidi, Esq. or James C. Stewart, Esq., Malizia Spidi & Fisch, PC 1100 New York Avenue, N.W. Suite 340 West Washington, D.C. 20005 (202) 434-4660 Telephone (202) 434-4661 Facsimile

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(3)	Proposed maximum offering price (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock $0.01 par value	1,562,500	$13.81	$21,578,125	$2,734.00
Warrants to purchase shares of Common Stock $0.01 par value	125,000	$ -0-	—	—

(1)	Includes 187,500 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee on the basis of the price per share reported for the common stock on the Nasdaq SmallCap Market on July 20, 2004.

(3)	Includes 125,000 shares of common stock underlying warrants.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY     , 2004

PROSPECTUS

1,250,000 Shares of Common Stock

We are offering 1,250,000 shares of our common stock, par value $0.01 per share to the public. The public offering price is $                     per share. The Founding Directors of Bank of Florida, Tampa Bay (In Organization) and the Prospective New Directors of Bank of Florida, Palm Beach County will receive warrants to purchase up to 125,000 shares of common stock at the public offering price. Our common stock is traded on the Nasdaq SmallCap Market under the symbol “BOFL”. We have applied to have our shares of common stock approved for listing on the Nasdaq National Market System under the same symbol. The last reported sale price of our common stock on the Nasdaq SmallCap Market was $                     per share on July     , 2004.

Some of the risks of this investment are described under the heading “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Bancshares of Florida, before expenses
Per Share to the General Public	$	$	$
Total Offering	$	$	$

The shares are not a deposit or an account and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The underwriters are underwriting the shares on a firm commitment basis. We have granted the underwriters an option to purchase up to 187,500 additional shares of common stock to cover any over-allotments. The underwriters can exercise this option at anytime within 30 days after the offering.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2004.

Advest, Inc.

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY

This is a summary of important information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. We encourage you to read the entire prospectus carefully before investing.

Bancshares of Florida

Our Business. Bancshares of Florida is a Florida-based multi-bank holding company. We were formed in September 1998 by a group of prominent Naples business executives, bank executives and community leaders who believed that there was a significant demand for an additional community bank in the Naples area. In August 1999, Citizens National Bank of Southwest Florida commenced operations. In August 2000, Florida Trust Company commenced operations as a subsidiary of Citizens National. On April 30, 2002, we changed our name from Citizens Bancshares of South Florida to Bancshares of Florida, as we prepared to open our second banking subsidiary, Bank of Florida in Fort Lauderdale, Florida. In 2003, Florida Trust Company became a subsidiary of the holding company and our Naples bank (Citizens National) was renamed Bank of Florida, N.A.

On April 8, 2004, we received shareholder approval to issue shares in connection with the proposed acquisition of Horizon Financial Corp. (“Horizon”), a unitary savings and loan holding company located in Pembroke Pines, Florida, and the parent company of Horizon Bank, FSB (“Horizon Bank”). We anticipate closing the transaction prior to the end of the third quarter of 2004, subject to regulatory approval. At the request of the Federal Reserve Bank of Atlanta, we withdrew our initial application in order to raise additional capital in this offering, which the Federal Reserve Bank of Atlanta has determined to be necessary to fund the acquisition. A draft application is being submitted so that the Federal Reserve Bank of Atlanta can continue to process the application under its delegated authority. We anticipate refiling the formal application immediately after consummation of this offering. Horizon may terminate the agreement if we do not receive the requisite regulatory approvals by September 30, 2004.

At and for the three months ended March 31, 2004, the pro forma impact of the Horizon acquisition would have been:

Balance Sheet and Capital Ratios	Bancshares of Florida	Horizon Financial	Pro Forma Adjustments	Pro Forma Combined
	(Dollars in thousands, except per share data)
Assets	$281,322	$91,410	$6,974	$379,706
Loans, net	237,366	78,596	434	316,396
Deposits	252,857	73,606	1,094	327,557
Shareholders’ equity	24,325	5,527	5,337	35,189
Leverage ratio	9.55%	6.56%		8.23%
Tier 1 risk-based capital ratio	11.40	11.72		10.53
Total risk-based capital ratio	12.29	12.55		11.40

Statement of Operations Data

Net (loss) income	$(512)	$200	$158	$(154)
Taxes	—	—	—	—
Net interest income	1,975	615	174	2,764
Non-interest income	441	364	—	805
Amortization of core deposit intangibles	—	—	16	16
Non-interest expense	2,595	752	—	3,347
Efficiency ratio	107.4%	76.8%		93.8%

The pro forma impact is based on historical results for both companies and does not assume any growth in revenue or cost savings. The adjustments are primarily the goodwill, fair value accounting adjustments and value of shares issued. The benefit to net income from the adjustments is derived from the benefit of the amortization of the fair value adjustment to the deposits and borrowings, less the amortization of core deposit intangibles. The pro forma impact is included in more detail beginning at page 50.

We conduct our business principally through our subsidiaries:

•	Bank of Florida, N.A., a national banking association, headquartered in Naples, Florida, which commenced operations in August 1999.

•	Bank of Florida, Fort Lauderdale, a state-chartered bank, headquartered in Fort Lauderdale, Florida, which commenced operations in July 2002.

•	Florida Trust Company, a trust company headquartered in Naples, Florida, providing investment management, trust administration, estate planning and financial planning services, which commenced operations in August 2000.

We plan to establish two new bank subsidiaries in 2004:

•	Bank of Florida, Tampa Bay (In Organization), a de novo state-chartered bank, to be headquartered in Tampa, Florida. Bank of Florida, Tampa Bay (In Organization) is being formed by some of the members of the former senior management of the Tampa Bay operations of Gold Banc Corporation Inc., Leawood, Kansas. We plan to combine our existing loan production office in Tampa, which has been in operation since September, 2003, with this new subsidiary bank; and

•	Bank of Florida, Palm Beach County, currently Horizon Bank, will be renamed and relocated to Boca Raton, Florida, following the consummation of the acquisition of Horizon Financial Corp. (“Horizon”). Bank of Florida, Palm Beach County will have a new community-based management and Board of Directors, but will retain the federal savings bank charter of Horizon Bank. The new subsidiary bank will be an independent community bank focused on the Palm Beach County market and similar to our other banking subsidiaries in terms of products and services.

Bank of Florida, N.A. has grown to approximately $196.0 million in assets, $168.0 million in loans and $180.4 million in deposits as of March 31, 2004. For the quarter ended March 31, 2004, and since the third quarter of 2003, Bank of Florida, N.A. has been profitable at the subsidiary level due to strong growth in earning assets, earning $84,000 for the quarter ended March 31, 2004, as opposed to losing $321,000 for the same period in 2003. For the year ended December 31, 2003, Bank of Florida, N.A. had a loss of approximately $272,000.

Florida Trust Company’s assets under advisement have grown to $150 million at March 31, 2004. In the first quarter of 2004, the Florida Trust Company earned $10,000. As a result of the subsidiary’s continued growth of new business revenues and ability to control expenses, including significant contract renegotiation with its primary service provider, Florida Trust Company is on target for a profitable year in 2004.

During 2003, Florida Trust Company became a subsidiary of the holding company and expanded its presence in Fort Lauderdale by adding a relationship manager. Assets under advisement during this period nearly doubled, with the incremental expense of the new relationship manager already being covered by new business closed or committed. For the year ended December 31, 2003, Florida Trust Company had a net loss of $312,000, improving from a net loss of $391,000 in 2002.

Bank of Florida, Fort Lauderdale, a state-chartered bank, opened for business in Fort Lauderdale, Florida on July 16, 2002. Bank of Florida, Fort Lauderdale was formed to specifically serve the Broward/Dade County markets. Since commencing operations, Bank of Florida, Fort Lauderdale has grown to approximately $83.0 million in assets, $71.5 million in loans and has $72.5 million in deposits as of March 31, 2004. In the first quarter of 2004, Bank of Florida, Fort Lauderdale had a loss of $180,000 compared to a loss of $576,000 for the same period in 2003. For the year ended December 31, 2003, Bank of Florida, Fort Lauderdale reported a net loss of $1.6 million.

Bank of Florida, Tampa Bay (In Organization). On January 28, 2004, an application was filed with the Florida Office of Financial Regulation to charter Bank of Florida, Tampa Bay (In Organization). The proposed management of Bank of Florida, Tampa Bay (In Organization) is comprised of executives who have significant experience in the Hillsborough County market, most recently with Gold Bank, Bradenton, Florida. Roy N. Hellwege, the proposed president and chief executive officer, had been area president for the Hillsborough, Pasco and Pinellas Counties markets.

Bank of Florida, N.A. opened its loan production office in Tampa, Florida, on September 1, 2003. Under the terms of the Acquisition Agreement, we have the option to acquire Bank of Florida, Tampa Bay (In Organization). We intend to exercise this option prior to the commencement of this offering. Our ability to open the bank is subject to receipt of certain regulatory approvals and the completion of this offering. Subject to the exercise of our option, Bank of Florida, N.A., will transfer its loan production office operations to Bank of Florida, Tampa Bay (In Organization). Based upon the loan generation in the Tampa loan production office, we believe Bank of Florida, Tampa Bay (In Organization) will be able to become profitable sooner than our previously established subsidiary banks.

Bank of Florida, Palm Beach County. We anticipate acquiring Horizon prior to the end of the third quarter of 2004, subject to regulatory approval. After acquiring Horizon, we plan to relocate the headquarters of Horizon Bank to Boca Raton, Florida and to rename Horizon Bank, “Bank of Florida, Palm Beach County.” The new management team will be led by Charles K. Cross, Jr. who has 25 years of commercial and private banking experience with financial organizations including J.P. Morgan Trust Company, Wachovia Bank, Nations Bank and Barnett Bank. The Board of Directors will be comprised of prominent businessmen and entrepreneurs in Palm Beach County, led by Richard C. Rochon and Jorge H. Garcia, both Directors of Bancshares of Florida. The federal-savings bank charter and certain assets and liabilities will remain with the new Bank of Florida, Palm Beach County. This transaction will allow the new subsidiary bank to open with substantial income to offset initial operating expenses. Bank of Florida, Palm Beach County will also have a locally-based management team and Board of Directors, with extensive commercial banking experience in Palm Beach County. As of March 31, 2004, Horizon had $91.4 million in total assets, $78.6 million in net loans, and $73.6 million in deposits.

In late 2002, Horizon Bank implemented a sophisticated, technologically advanced platform to process and service mortgage loans. It allowed Horizon Bank to be able to handle a substantially greater volume of mortgage loans, while also reducing staffing. During 2003, Horizon Bank eliminated nine positions for an annual savings of approximately $350,000 in staffing expense. We believe through higher loan volumes and decreased costs, the profitability of the mortgage operation of Horizon Bank could be greatly increased.

Our Strategy. We plan to capitalize on the opportunities created by the consolidation that has taken place in the banking industry in Florida in recent years. We believe that the consolidation has reduced the levels of personalized services. In addition, for the most part, the national and regional financial institutions that dominate the banking industry in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses. The most frequent customer complaints are the lack of personalized service and turnover in lending personnel, which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and retain customers who are dissatisfied with their current banking relationships.

We place emphasis on relationship banking so that each customer can identify and establish a comfort level with our bank officers and staff. We operate our subsidiary banks as community banks, emphasizing local leadership and decision-making. Our goal is for each of our subsidiary banks to be the bank of choice for businesses, professionals and individuals looking for a more responsive banking environment.

        Each subsidiary bank prices and markets its own loan and deposit products and has its own Board of Directors, drawn mainly from members of the local business community. Each board has full authority over its bank, in contrast to an “advisory” board that lacks authority.

We have targeted high growth, affluent, urban markets on the east and west coasts of South Florida. These are large, centralized markets where community-based banks can have significant growth with a limited number of branch locations. Our investment in operations and personnel at the corporate level in Naples can provide valuable support to these subsidiary banks in similar markets throughout South Florida. It can also significantly reduce the costs of expanding into these new markets. While each bank has its own controller, the centralized services and expertise of the financial staff in Naples, under the Chief Financial Officer of Bancshares of Florida, can coordinate the financial planning, regulatory and capital management and resources for additional subsidiary banks, as well as enforce a system of sound and effective financial control.

Market Focus. We focus our marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants, and architects. We have been successful in penetrating these markets through our ability to deliver:

•	Tailored and flexible loan products;

•	Comprehensive online banking and cash management services;

•	Secondary market mortgage origination;

•	Competitive investment SWEEP products; and

•	Sophisticated trust and investment advisory services.

We distinguish ourselves from our competitors through customer service. To date, we believe we have experienced significant success penetrating the medical communities and small businesses in our markets. We intend to pursue a similar strategy as we expand in the Broward/Palm Beach County and Tampa Bay markets. In addition, the demographics of our markets enable us to attract higher average deposits and loan balances. This should allow us to grow rapidly with fewer locations.

Our Management Team. The composition of our management team includes individuals who have significant banking experience in our primary markets. Our President and Chief Executive Officer is Michael L. McMullan, who has more than 26 years of banking experience, a significant portion of which has been in the Florida market, including serving as:

•	Commercial Banking Executive for Citizens & Southern Bank of Florida in Jacksonville, Florida; and

•	Senior Banking Executive and Commercial Banking Manager for NationsBank, Collier County, Florida.

Mr. McMullan is also the Chief Executive Officer of Florida Trust Company.

Our Executive Vice President and Chief Operating Officer is Martin P. Mahan, who has more than 28 years of banking experience, with extensive experience in the Florida market. Prior to assuming his current position with Bancshares of Florida, he was Executive Vice President and Head of Retail Banking for Huntington Bancshares, where he managed retail and small business banking for 535 offices. He also held senior management positions with Barnett Banks, Inc. for more than 17 years in several larger Florida markets including Fort Lauderdale, Jacksonville and Naples, most recently as Executive Vice President and Director of Retail Banking for that company.

Mr. Mahan is also the President, Chief Executive Officer and a director of Bank of Florida, Fort Lauderdale.

Our Executive Vice President and Chief Loan Officer is Craig D. Sherman, who has more than 22 years of banking experience, all of which is in the lending area. Prior to assuming his position with Bancshares of Florida, he was the Executive Vice President and Senior Lender of Bank of Florida, N.A. since 1999. He also served as Vice President and Commercial Team Leader for SouthTrust Bank in Naples, Florida.

Our Executive Vice President and Chief Financial Officer is David G. Wallace, who has more than 35 years of banking experience. Prior to assuming his current position with Bancshares of Florida, he was Executive Vice President and Chief Financial Officer for 15 years of Community Bank System, Inc., DeWitt, New York, a New York Stock Exchange traded bank holding company with more than $3.4 billion in assets and 116 offices in two states at the time of his retirement.

The President of Bank of Florida, N.A. is John B. James, who has more than 12 years of senior executive management experience in the Collier/Lee County banking market, including serving as Regional Executive of NationsBank in Naples, Florida before joining Bank of Florida, Naples. He has over 30 years of experience in the banking industry as a whole.

The proposed President of Bank of Florida, Tampa Bay (In Organization) is Roy N. Hellwege. Mr. Hellwege served as Community Bank President for the Tampa Bay Area Region for Gold Bank from 2002 until September, 2003. Prior to that he was Tampa Bay Area President and Chief Executive Officer for Colonial Bank, beginning in 1998.

The President of Florida Trust Company is Julie W. Husler, who has more than 35 years of banking experience, including over 31 years of management responsibilities in investment management and trust, commercial and mortgage lending, commercial banking, merger and acquisitions, and regional consumer banking for Bank of America.

The proposed President of Bank of Florida, Palm Beach County is Charles K. Cross, Jr., who has 25 years of commercial and private banking experience with financial organizations including J.P. Morgan Trust Company, Wachovia Bank, NationsBank, and Barnett Bank.

Future Growth. The multiple bank holding company structure provides flexibility for the future expansion of our banking business through the possible acquisition of other financial institutions and the formation of new banks. We will pursue financial institutions that will supplement our services to our existing customer base or expand our customer base in our markets. The plan is also to target capital-constrained community banks with strong management and boards of directors where the advantages of our corporate structure and access to public capital markets would be viewed favorably. The acquisition or formation of banks will be subject to regulatory approvals and other requirements. See “Supervision and Regulation.”

In addition to the growth and integration of our current operations in our existing markets, we may pursue the acquisition of branch sites that become available in markets we are trying to penetrate. We are currently considering other locations in Broward, and Lee Counties, for future branch expansion in addition to the establishment of independent banking operations in Tampa and Boca Raton.

In the event that the regulatory approvals are not received and the transaction with Horizon is not consummated, Bancshares of Florida intends to assign its lease interest in the Boca Raton branch facility to Bank of Florida, Fort Lauderdale, to be utilized as a branch office facility. The proposed management would become the management in the Boca Raton market and the Prospective New Directors would remain as shareholders but not be involved as directors.

In the event that the organizers of Bank of Florida, Tampa Bay (In Organization) are unable to obtain the necessary regulatory approvals, Bancshares of Florida intends to assign its lease interest at Harbour Island to Bank of Florida, N.A., to be used as a branch office facility for the Tampa Bay area. The management team would be responsible for managing the branch operations in the greater Tampa Bay market, with the Founding Board, a new Board, or a combination thereof, serving as the Advisory Board for the greater Tampa Bay market. In the event that the necessary regulatory approvals are obtained, but Bancshares of Florida chooses not to exercise its option to acquire Bank of Florida, Tampa Bay (In Organization), Bancshares of Florida has agreed to assign its lease interest at Harbour Island to the Founding Directors of Bank of Florida, Tampa Bay (In Organization), allowing them independently to continue the chartering process.

Information About Our Markets

We currently consider our principal markets to be: Collier and Lee Counties for Bank of Florida, N.A.; Broward and northern Miami-Dade Counties for Bank of Florida, Fort Lauderdale; Palm Beach County for Bank of Florida, Palm Beach County; and Hillsborough, Manatee, Pinellas and Pasco Counties for Bank of Florida, Tampa Bay (In Organization). In these nine counties reside more than half of the State’s population, wealth and deposits. The counties in our principal markets include many of the State’s largest cities, wealthiest communities, and largest economic and employment markets. These are markets in which targeted branching and de novo banking can result in significant growth in assets and deposits.

Bank of Florida, N.A. currently has two locations in Naples, Collier County, Florida. We plan to open an additional branch office in Estero, Florida, located in southern Lee County, in 2005. The headquarters of Bank of Florida, Fort Lauderdale are located in downtown Fort Lauderdale, Broward County, Florida. We plan to open two additional offices in 2005, an office in northern Fort Lauderdale and an office in Aventura, Florida, in northern Miami-Dade County. The headquarters of Horizon Bank, which we anticipate acquiring prior to the end of the third quarter of 2004, are currently located in Pembroke Pines, Broward County, Florida. When the acquisition of Horizon is closed, Horizon Bank’s headquarters will be relocated to Boca Raton, Palm Beach County, Florida and it will be renamed Bank of Florida, Palm Beach County. The headquarters of Bank of Florida, Tampa Bay (In Organization) will be in Tampa, Hillsborough County, Florida.

The Collier/Lee Counties deposit market has been the fastest growing in the State in the last three years, based upon FDIC information as of June 30, 2003, increasing by nearly $4 billion, or 38% since 2000. While Lee County remains the larger market with approximately $14.5 billion, Collier County is fast growing and affluent. Since 1990, Collier County’s population has grown by 70.2% and is projected to grow by nearly 20% over the next five years. Average household income in Collier County is expected to grow from nearly $100,000 in 2003, the highest average household income in the State, to approximately $126,000 in 2008.

The Broward/Palm Beach Counties market is much larger than the Collier/Lee Counties market. While Collier and Lee Counties have only three banking markets with deposits greater than $1.0 billion, Broward and Palm Beach Counties have 16 banking markets with more than $1.0 billion in deposits. The six largest banking markets in Broward and Palm Beach Counties account for more than half of the entire deposit market. Fort Lauderdale is the largest deposit market with $7.7 billion in deposits, followed closely by Boca Raton with $7.3 billion. Pembroke Pines is twelfth with $1.7 billion in deposits.

The Tampa Bay market is one of the largest markets nationwide, ranking in the top 25 in terms of population, wealth and retail sales. The population in the Tampa Bay market has increased by over 20% since 1990 and is projected to grow by more than 10% over the next five years. The strongest growth has been in household income, which has increased by approximately $30 billion or 105% since 1990 and is projected to increase by $17 billion or 26% over the next five years. The Tampa Bay deposit market was $37.7 billion on June 30, 2003, with nearly one-third of the deposit total in the City of Tampa. Deposit growth in the City of Tampa since June 30, 2000 was a strong $2.0 billion or 24%.

We believe the demographics of our markets strongly support our plans to grow assets and deposits with limited, highly selective, full service locations. The banking locations that we have initially targeted - (1) Naples, (2) Fort Lauderdale, (3) Tampa, and (4) Boca Raton - have been the fastest growing major deposit markets, with more than $2.5 billion in deposit growth in the State over the last three years.

Recent Developments

On March 31, 2004, we completed a private placement of 34,000 shares of our redeemable, non-voting Series A Preferred Stock, at a price of $100 per share for a total of $3.4 million. The offering was limited to our officers and directors and certain accredited investors (three Founding Directors and one Prospective New Director). The proceeds of the offering were used by Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale to satisfy the capital requirements necessary to support the loan portfolio growth of its respective subsidiary banks. The shares of Series A Preferred Stock have no voting rights, but have a liquidation value of $100 per share. Dividends are payable on the first day of each quarter, in arrears. The dividends are payable at a quarterly rate of 0.02 additional shares of Series A Preferred Stock. We may redeem the shares of Series A Preferred Stock at our discretion at any time. The redemption price for the shares of Series A Preferred Stock is based on a declining premium scale, for which the redemption price is $105 per share in the first year following issuance and such redemption price decreases by $1.00 in each subsequent year to $100 in the fifth year. Depending upon our capital needs, the Board of Directors may decide to use some of the proceeds of this offering to redeem the Series A Preferred Stock, in whole or in part.

The individuals who began organizing Bank of Florida, Tampa Bay (In Organization) (“Founding Directors”) have entered into an Acquisition Agreement with Bancshares of Florida, a copy of which has been filed as an Exhibit to this Registration Statement. Pursuant to this agreement, the Founding Directors will lend to Bank of Florida, Tampa Bay (In Organization) such funds as are necessary to fund the organization of Bank of Florida, Tampa Bay (In Organization) and to continue, with our assistance, its chartering. From the date of the agreement until the date of this offering, we have the right to acquire Bank of Florida, Tampa Bay (In Organization). In exchange for this option, we have agreed to pay the Founding Directors an aggregate of $300,000 and to capitalize Bank of Florida, Tampa Bay (In Organization) up to $8.5 million prior to its opening for business. We have also agreed to grant the Founding Directors warrants to purchase shares of our common stock at the public offering price. The Founding Directors will receive warrants to purchase one share of common stock for every two shares of Bancshares purchased in the offering up to an aggregate of $2,133,332 of such shares purchased. Similar grants of warrants were made to the founding directors of Bank of Florida, N.A., Naples and Bank of Florida, Fort Lauderdale in connection with the organization of those banks.

On May 11, 2004, we originally filed our Registration Statement on Form SB-2 with the Securities and Exchange Commission relating to an offering of up to 1,437,500 shares of our common stock. We subsequently withdrew that Registration Statement on May 13, 2004, because it contained a form of accountant’s consent that had not actually been issued at the time of the original filing of the Registration Statement.

In the second quarter of 2004, we had a net loss of $520,000 or $0.17 per common share, a 32% improvement from second quarter 2003’s results. For the first six months of 2004, our net loss was $1,032,000, a reduction of 45% from the comparable 2003 period, while our loss per common share decreased 51% to $0.33. Compared to first quarter 2004, our net loss increased by 2% and the loss per share was unchanged. For the first time in our history, both subsidiary banks and our trust company had positive earnings, producing combined subsidiary net income of $206,000 for the second quarter. These results were offset by $726,000 in holding company expense, of which $182,000 represents expense related to the start-up of our new Palm Beach County location, and $26,000 pertains to outside accounting expense to fill a temporary need. The primary reason for the $246,000 or 32% reduction in the company’s second quarter 2004 net loss to $520,000 compared to the same quarter last year was that net interest income and noninterest income increased at a faster rate (a total increase of 70%) than noninterest expense (an increase of 40%) and loan loss provision ( an increase of 10%). In contrast, the second quarter net loss being virtually unchanged versus first quarter 2004 reflects the benefit of $103,000 less in loan loss provision expense. This reduction occurred because of a decrease in loan growth from the first quarter record level and less resulting provision required to maintain an allowance for loan losses recognizing inherent losses in the loan portfolio. The lower provision supplemented the shortfall in net interest and non interest revenue growth of $332,000 (up 14%) against $443,000 in greater overhead (up 17%). During the second quarter of 2004, Bank of Florida, N.A., crossed the $200 million asset threshold for the first time, reaching $210 million in assets as of June 30, 2004. Earnings were positive for the fourth consecutive quarter at $179,000 versus a loss of $103,000 in second quarter 2003. Loans rose $23 million (up 14%) in the quarter, including $5.5 million in loan participations from Bank of Florida, Ft. Lauderdale as part of that bank’s capital management strategy. Bank of Florida, Ft. Lauderdale, with quarter-end assets of $85 million, reached break-even for the first time in its history at net income of $4,000 for the second quarter of 2004, achieving this level in its eighth quarter of operations. This compares with losses of $469,000 in second quarter 2003 and $180,000 in first quarter 2004. A primary factor in the improvement over the first quarter was a $121,000 reduction in loan loss provision expense due to $1.1 million in loan growth (up 2%) in the second quarter versus a record $18.2 million in loan growth (up 34%) during the first quarter. The slower loan growth for the quarter primarily reflects current capital restraints at the bank. Florida Trust Company produced a second consecutive positive earnings quarter at $23,000, up from $10,000 in first quarter 2004 and a loss of $96,000 in second quarter 2003. Assets under advice reached $162 million, an increase of $68 million or 72% compared to June 30, 2003 and a rise of $12 million or 8% in the last 90 days. Unallocated bank holding company expense was $726,000 for the second quarter of 2004, or $518,000 excluding the Boca Raton start-up expense and temporary additional accounting costs noted above. This compares to $98,000 in the second quarter 2003, and reflects planned growth in parent company infrastructure to provide cost-effective services to the subsidiaries, as well as to pursue our strategic growth plan to operate in multiple geographic markets. If we are able to successfully consummate our expansionary activities currently underway, we will have banking subsidiaries in four major Florida markets, supported by Florida Trust Company and a new mortgage origination and sale capability.

Risk Factors

Before investing, you should carefully consider the information in the “Risk Factors” Section beginning on page 11.

Our Address and Telephone Number

Our corporate headquarters are located at 1185 Immokalee Road, Naples, Florida 34110. Our telephone number is (239) 254-2100.

The Offering

Common Stock Offered	1,250,000 shares of common stock not including the over allotment option for 187,500 shares and 125,000 shares underlying warrants to be issued to the Founding Directors of Bank of Florida, Tampa Bay (In Organization) and the Prospective New Directors of Bank of Florida, Palm Beach County.

Price of Common Stock	$[ ] per share.

Shares Outstanding After the Offering	4,344,199 shares, assuming no exercise of over-allotment option and without giving effect to the Horizon acquisition and the shares underlying the warrants being issued to the Founding and Prospective New Directors.

Use of Proceeds	The net proceeds in this offering are expected to be $ million. We intend to use the proceeds to provide capital to support the acquisition of Horizon, to open a de novo bank in Tampa, to strengthen the capital levels of our banking subsidiaries, and for general working capital purposes. We may also use a portion of the net proceeds to redeem, in whole or in part, our outstanding preferred stock.

See “Use of Proceeds.”

Purchases by Management and Board of Directors in the Offering	A substantial portion of the management and the Board of Directors of Bancshares of Florida and its current and proposed subsidiary banks will participate in this offering. It is anticipated that they will purchase approximately 600,000 shares and will own in excess of 1,100,000 shares following the offering, representing approximately 26% of the shares of common stock outstanding following the offering.

The management and Board of Directors of the proposed new subsidiary banks, Bank of Florida, Tampa Bay (In Organization) and Bank of Florida, Palm Beach County are expected to purchase approximately 200,000 shares and 175,000 shares, respectively. The remaining 225,000 shares are expected to be purchased by the management and Board of Directors of Bancshares of Florida and its existing subsidiaries. See “The Offering.”

Warrants to Directors in New Markets	Bancshares of Florida intends to issue warrants in this offering to the Founding Directors of Bank of Florida, Tampa Bay (In Organization) and the Prospective New Directors of Bank of Florida, Palm Beach County. The purpose of the warrants is to compensate the Founding Directors of Bank of Florida, Tampa Bay (In Organization) for the financial risks they have taken and the efforts both groups have expended in development activities for their respective markets. Each individual will receive a warrant to purchase one share of our common stock for each two shares of common stock purchased in this offering, up to an amount of warrants having an aggregate exercise price of $1,066,666 in the case of the Bank of Florida, Tampa Bay (In Organization) Founding Directors, and having an aggregate exercise price of $500,000 in the case of the Bank of Florida, Palm Beach County Prospective New Directors. Each warrant will entitle the holder to purchase one share of common stock at the public offering price. The warrants will become exercisable in five equal installments beginning on the date that the bank opens for business and on each of the four succeeding anniversaries of that date. The warrants will expire on the fifth anniversary of the date of the bank opening for business. Warrant holders will be required to exercise their warrants, in whole or in part, as may be needed for additional required capital if the banking regulators make a formal capital call on Bancshares of Florida or its subsidiaries.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data for the twelve-month periods ended December 31, 2003, 2002, and 2001, and the three-month periods ended March 31, 2004 and 2003, are derived from our consolidated financial statements and other data. The selected financial data should be read in conjunction with our financial statements, including the financial statement notes included elsewhere herein. Our results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that can be expected for the 2004 fiscal year. Loans held for investment are stated net of unearned income, before allowance for credit losses. Earnings (loss) per share are computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock warrants and options as required. Book value per share excludes the effect of any outstanding stock warrants and options. Efficiency is determined by dividing non-interest expense by the sum of net interest income before provision for credit losses and other income, net of gains and losses on sales of assets.

	March 31,		December 31,
	2004	2003	2003	2002	2001
	Unaudited
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Total interest income	$2,965	$1,822	$8,856	$5,884	$4,450
Total interest expense	990	821	3,278	2,438	2,251
Net interest income before provision for credit losses	1,975	1,001	5,578	3,446	2,199
Provision for credit losses	333	292	833	487	215
Net interest income after provision for credit losses	1,642	709	4,745	2,959	1,984
Non-interest income	441	285	1,335	808	488
Non-interest expense	2,595	2,102	8,789	6,407	3,024
Provision for income taxes	—	—	—	—	—
Net income (loss)	(512)	(1,108)	(2,709)	(2,640)	(552)
Balance Sheet Data:
Total assets	$281,322	$165,830	$222,610	$144,535	$77,092
Total cash & cash equivalents	28,010	27,678	8,424	26,373	6,002
Earning assets	247,676	153,544	209,426	134,447	71,730
Investment securities	7,388	9,665	8,072	6,664	76
Loans held for investment	239,458	122,913	200,490	105,889	68,406
Allowance for loan losses	1,902	1,193	1,568	907	494
Deposit accounts	252,857	142,623	201,154	129,327	64,288
Stockholders’ equity	24,325	22,976	21,220	15,006	8,521
Share Data:
Basic earnings (loss) per share	$(0.17)	$(0.43)	$(0.92)	$(1.48)	$(0.47)
Diluted earnings (loss) per share	(0.17)	(0.43)	(0.92)	(1.48)	(0.47)
Book value per share (period end)	6.76	7.46	6.89	7.22	7.31
Weighted average shares outstanding used for diluted earnings per share	3,079,364	2,549,199	2,948,514	1,784,892	1,165,370
Total shares outstanding	3,094,199	3,079,199	3,079,199	2,079,199	1,165,370
Performance Ratios:
Return on average assets	(0.81)%	(2.80)%	(1.52)%	(2.57)%	(0.87)%
Return on average equity	(8.87)	(19.58)	(12.42)	(19.49)	(7.74)
Interest-rate spread during the period	3.11	2.44	2.99	2.89	2.76
Net interest margin	3.43	2.87	3.37	3.64	3.77
Efficiency	107.41	163.45	127.12	150.61	112.60
Asset Quality Ratios:
Allowance for credit loan losses to period end loans	0.79%	0.97%	0.78%	0.86%	0.72%
Net charge-offs to average loans	0.00	0.02	0.16	0.09	0.00
Non-performing assets to period end total assets	0.02	0.15	0.02	0.15	0.31
Capital and Liquidity Ratios:
Average equity to average assets	9.11%	14.31%	12.21%	13.17%	11.21%
Leverage (4.00% required minimum)	9.55	14.32	10.32	10.99	13.38
Risk-based capital:
Tier 1	11.40	19.16	11.66	15.40	13.36
Total	12.29	20.15	12.52	16.33	14.14
Average loans to average deposits	111.15%	80.50%	93.96%	96.03%	95.78%

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock.

We Have Incurred Operating Losses Since We Commenced Operations and May Continue to Incur Losses in the Future.

Since we commenced our operations on August 24, 1999, we have incurred an accumulated deficit of approximately $8.9 million. This deficit is primarily due to the costs of opening Bank of Florida, N.A., Florida Trust Company and Bank of Florida, Fort Lauderdale and establishing our business, and the continuing expansion of our banking activities in our markets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We may charter additional banks in the future. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at our new subsidiaries may exceed profits at our existing subsidiaries.

We May Encounter Unexpected Financial and Operating Problems Due to Our Rapid Growth.

We have grown significantly since we opened Bank of Florida, N.A. in 1999. Our total assets have grown to approximately $281.3 million, as of March 31, 2004. Our rapid growth may result in unexpected financial and operating problems, including problems in our loan portfolio due to its unseasoned nature, which may affect the value of our shares.

The addition of two new banks in Tampa and Boca Raton will add additional pressures to our internal control systems, and our financial and operating success will depend in large part on our success in integrating our new subsidiaries.

Our Growth Strategy May Not Be Successful.

As a strategy, we have sought to increase the size of our franchise through rapid growth and by aggressively pursuing business development opportunities. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding our asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Losses From Loan Defaults May Exceed the Allowance We Establish for that Purpose, Which Will Have an Adverse Effect on Our Business.

If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors.

However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

If Real Estate Values in Our Target Markets Decline, Our Loan Portfolio Would Be Impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in the Collier/Lee and Hillsborough County markets. We have also been generating a significant amount of real estate-secured loans in our Broward/Palm Beach County market. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

If We Lose Key Employees Our Business May Suffer.

Our success is largely dependent on the personal contacts of our officers and employees in our market areas. If we lose key employees, temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel. We either have entered into, or intend to enter into, employment contracts with all our key executive officers, which contain, or will contain, standard non-competition provisions.

Our Executive Officers and Directors Will Continue to Have Substantial Control over Our Company after the Offering, Which Could Delay or Prevent a Change of Control Favored by Our Other Shareholders.

Our executive officers and directors, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including elections of directors and the approval of mergers or other business combination transactions. After the offering, our executive officers and directors expect to own approximately 1,100,000 shares, representing approximately 26% of the total number of shares outstanding and will have options to acquire nearly 250,000 additional shares.

The interest of these shareholders may differ from the interests of other shareholders, and these shareholders, acting together, will be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other investors.

Our Subsidiary Banks Face Strong Competition in Their Market Areas Which May Limit Their Asset Growth and Profitability

Our primary market areas are the urban areas on the east and west coasts of South Florida. The banking business in these areas is extremely competitive, and the level of competition facing us following our expansion plans may increase further, which may limit our asset growth and profitability. Each of our subsidiary banks experiences competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If Adverse Economic Conditions in Our Target Markets Exist for a Prolonged Period, Our Financial Results Could Be Adversely Affected.

Our success will depend in large part on economic conditions in Southeast and Southwest Florida. A prolonged economic downturn or recession in these markets could increase our non-performing assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause such an economic dislocation or recession, including adverse developments in the industries in these areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or additional terrorist activities such as those our country experienced in September 2001.

Risks Related to the Common Stock

Due to Our Historically Limited Trading Volumes, Future Sales of Our Common Stock Could Depress the Market Price.

The trading volume in our common stock on the Nasdaq SmallCap Market has been limited. Our average daily trading volume for the first quarter of 2004 was approximately 5,000 shares. In addition, we can provide no assurance that a more active and liquid trading market for our stock will develop.

After the offering, the market price of our common stock could be materially and adversely affected by the sale or the availability for sale of shares now held by our existing shareholders, as well as Horizon shareholders receiving our shares in the acquisition transaction. After the offering and the acquisition of Horizon, we will have 5,093,605 shares of common stock outstanding.

Almost all of the shares which will be outstanding after the offering and the Horizon acquisition, including all of the shares sold in the offering, will be eligible for sale in the open market without restriction, except for shares held by our “affiliates”.

The Horizon shareholders receiving our shares in the acquisition will be new shareholders to us, with no history of holding our shares for investment. Sales of a substantial number of those shares or other shares of our common stock after this offering could cause our stock price to fall. In addition, the offer to sell or the sale of these shares could impair our ability to raise capital through the sale of shares of common stock.

We have Not Paid Dividends to Date and are Unlikely to Pay Dividends in the Future.

We have not paid a cash dividend since our inception. In order to retain earnings to finance future growth, we do not expect to pay dividends for the foreseeable future. Our ability to pay dividends is primarily contingent on the receipt of dividends from our subsidiaries, which are subject to various regulatory restrictions on the payment of dividends. See “Market Prices and Dividend Policies.”

We May Need to Raise Additional Capital, Which Could Dilute Your Ownership.

We may need to raise additional capital in the future to support our business, expand our operations, or maintain minimum capital levels required by our bank regulatory agencies. Our Articles of Incorporation do not provide shareholders with preemptive rights and such shares may be offered to individuals other than shareholders at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale may dilute your ownership interest and such dilution could be substantial.

Our Articles of Incorporation Include Anti-takeover Provisions That May Prevent Shareholders From Receiving a Premium for Their Shares or Effecting a Transaction Favored By a Majority of Shareholders.

Our Articles of Incorporation include anti-takeover provisions, such as a provision allowing our Board of Directors to consider the social and economic effects of a proposed merger, which may have the effect of preventing shareholders from receiving a premium for their shares of common stock and discouraging a change of control of Bancshares of Florida by allowing a minority of our shareholders to prevent a transaction favored by a majority of the shareholders. Our Articles of Incorporation also impose higher shareholder approval requirements on covered transactions and business combinations with 5% or greater shareholders. We are also subject to the Control Share Acquisition provisions under Florida law. See “Anti-Takeover Provisions.”

Risks Related to the Horizon Merger

Because the Market Price of our Common Stock May Fluctuate, We Cannot Be Sure of the Number of Shares That We Will Have to Issue.

Pursuant to the terms of the merger agreement, upon completion of the merger, each share of Horizon common stock will be converted into the right to receive shares of our common stock. The value of the consideration will be determined based on the average closing price of our common stock during a twenty trading day measurement period ending on the day prior to the closing date. This average price may vary from the price of our common stock on the date the merger was announced and on the date of the closing. A significant decrease in the price of our common stock prior to completion of the merger may require us to issue a greater number of shares of our stock than we had anticipated.

We May Encounter Integration Difficulties or May Fail to Realize the Anticipated Benefits of the Merger.

The acquisition of Horizon is our first acquisition. Accordingly, we have no experience in integrating another institution’s operations with ours. We may not be able to integrate our operations with Horizon’s operations without encountering difficulties; including, without limitation, the loss of key employees and customers, the disruption of the respective ongoing businesses, or possible inconsistencies in standards, controls, procedures and policies.

In addition, while we conducted the appropriate due diligence investigation in connection with the Horizon acquisition, we did not originate the loans on their books and cannot guarantee the quality of the assets we will acquire. If a substantial number and amount of such loans were to default, it could have a negative impact on our profitability and the price of our stock.

Future Results of the Combined Companies May Materially Differ From the Pro Forma Financial Information Presented in This Document.

The pro forma financial statements only show a combination of the two company’s historical results. Future results of the combined companies may be materially different from these pro forma results. We have estimated that the combined companies will record approximately $500,000 of merger-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies’ operations. Furthermore, these charges may decrease the amount of capital of the combined companies that could be used for profitable, income-earning investments in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or performance after the offering. Also, when we use any of the words “believes”, “expects”, “anticipates”, “intends”, “may”, or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results, and could cause those results or performances to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

•	Legal and regulatory risks and uncertainties;

•	Economic, political and competitive forces affecting our businesses, our markets, our constituencies or our securities; and

•	The risk that our analyses of these risks and forces could be incorrect, or that the strategies we have developed to deal with them may not succeed.

You should recognize that all forward-looking statements are necessarily speculative and speak only as of the date made. You should also recognize that various risks and uncertainties, such as those described above, could cause actual results for future periods to differ materially. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that any expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

CAPITALIZATION

The following table sets forth our current and adjusted capitalization as of March 31, 2004 assuming the sale of the shares offered hereby. The table does not reflect the issuance of shares in connection with the Horizon acquisition.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements included elsewhere in this prospectus.

	Actual	As Adjusted
	(In Thousands)
Borrowings	$3,300
Stockholders’ equity:
Preferred Stock, $.01 par value, authorized 1,000,000 shares, 34,000 shares issued and outstanding	3,400
Common Stock, $.01 par value, 20,000,000 shares authorized, 3,094,199 issued and outstanding at March 31, 2004	31
___ shares outstanding, as adjusted
Additional paid-in capital	29,784
Accumulated deficit	(8,900)
Accumulated other comprehensive income	10

Total stockholders’ equity	24,325

Total capitalization	$27,625

USE OF PROCEEDS

The net proceeds in the offering are expected to be $            . Following the exercise of our option, described in “Recent Developments” in the Prospectus Summary, we intend to use $8.5 million to capitalize Bank of Florida, Tampa Bay (In Organization). The remainder of the net proceeds will be used to provide capital to support the acquisition of Horizon, to increase the capitalization of Bancshares of Florida and our other subsidiary banks, and may be used to redeem, in whole or in part, the Series A Preferred Stock.

We will have significant discretion regarding when the net proceeds will be applied towards the expansion of our business. In the event our expansion plans are delayed or curtailed for any reason, we will deploy the net proceeds of the offering in alternative investments, such as loans or securities, in order to maximize returns.

MARKET PRICES AND DIVIDEND POLICY

The common stock of Bancshares of Florida has been listed on the Nasdaq SmallCap Market under the symbol “BOFL” since December 30, 2002, when it began trading at $10.00 per share. Prior to December 30, 2002, there was no established public trading market for our common stock. The following table sets forth the high and low sale prices per share of our common stock based on published financial sources, for the last year.

Year	Quarterly Period	High	Low
2002	Fourth Quarter	$10.00	$10.00
2003	First Quarter	$12.00	$9.04
	Second Quarter	$9.95	$9.05
	Third Quarter	$10.84	$9.70
	Fourth Quarter	$14.75	$11.31
2004	First Quarter	$17.85	$14.50
	Second Quarter	$15.69	$13.00
	Third Quarter (through July , 2004)	$13.55	$13.40

As of March 31, 2004, there were approximately 515 holders of record of our common stock, excluding shares held in street name.

Dividends. Bancshares of Florida has not paid a cash dividend since our inception. Our Board of Directors will decide from time to time whether to pay dividends after evaluating business and financial results and other factors, such as legal restrictions. In order to retain earnings to finance future growth, we do not expect to pay dividends for the foreseeable future.

The only funds available to Bancshares of Florida for use in paying cash dividends would primarily be dividends received from our subsidiaries, including Horizon Bank following the closing of that transaction. Florida law imposes restrictions on the payment of dividends by Florida-chartered banks. A nationally chartered bank may not pay a dividend in excess of the current year’s net income plus retained earnings of the prior two years. Pursuant to Florida banking statutes, a state-chartered bank may pay dividends only out of its undivided profits and may not declare a cash dividend, unless it has surplus in an amount equal to its paid-in capital stock after payment of the cash dividend unless the bank transfers at least 20% of its income to surplus. The Office of Thrift Supervision (“OTS”) regulations impose restrictions on the payment of dividends by savings institutions. Subsidiaries of savings and loan holding companies must file a notice with the OTS prior to paying a dividend.

Also, under federal banking law, no cash dividend may be paid if a bank is undercapitalized or insolvent, or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a bank if it is in default of any deposit insurance assessment due to the FDIC. In addition, Florida corporate law precludes any distribution to shareholders, including the payment of a dividend, if, after giving effect to the distribution, the corporation:

•	would not be able to pay its debts as they become due in the usual course of business; or

•	its total assets would be less than the sum of its total liabilities.

Future dividends will be determined by Bancshares of Florida’s Board of Directors in light of circumstances existing from time to time, including:

•	Our projected growth;

•	Our financial condition and results of operations;

•	The continued existence of the restrictions described above; and

•	Other factors that the Board of Directors considers relevant.

We can give no assurance as to when, or if, it will pay dividends in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and our results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, as well as the interim statements as of March 31, 2004, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

General

Bancshares of Florida Inc., f/k/a Citizens Bancshares of South Florida, Inc. (“Bancshares”), was incorporated in Florida in September 1998 to serve as a holding company for Bank of Florida, N.A., f/k/a Citizens National Bank of Southwest Florida, a national banking association then in organization.

Bank of Florida, N.A. is a full service commercial bank that offers a complete range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, and certificates of deposit. Lending products include commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida, N.A. provides such consumer services as U.S. Savings Bonds, traveler’s checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit, on-line banking, and automated teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box, and door-to-door banking.

On April 18, 2000, Florida Trust Company, f/k/a Citizens Capital Management, Inc., was incorporated under the laws of the State of Florida as a wholly-owned subsidiary of Bank of Florida, N.A. Florida Trust Company applied to the Comptroller of the Currency and was approved to engage in fiduciary services and estate planning consultation on August 23, 2000. Florida Trust Company offers investment management, trust administration, estate planning, and financial planning services.

On July 16, 2002, Bank of Florida, Fort Lauderdale, a newly formed state-chartered commercial bank, commenced operations in Fort Lauderdale, Florida. Bank of Florida, Fort Lauderdale opened with over $7 million in capital and offers a complete range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida provides such consumer services as U.S. Savings Bonds, traveler’s checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit, on-line banking, and automated teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box, and door-to-door banking. (Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale are collectively referred to in this prospectus as the “subsidiary banks”).

The holding company structure provides flexibility for expansion of our banking business through possible acquisition of other financial institutions and provisions for additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that banks maintain a minimum capital to assets ratio. In the event that the subsidiary banks’ growth is such that this minimum ratio is not maintained, we may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of our subsidiary banks and otherwise raise capital in a manner that is unavailable to our subsidiary banks under existing banking regulations. In addition, the member banks may participate in loans with each other such that the excess of an individual bank’s loan limit may be shared with a member bank, resulting in greater retention within the holding company of the customer relationship, given acceptable credit risk and industry concentration.

Florida Trust Company presently operates as a subsidiary of Bancshares of Florida, and exercises its trust powers thereunder. Florida Trust Company offers and provides to its customers wealth management services, including fiduciary services, as a trustee, executor, administrator, guardian, custodian of funds, asset manager (with and without discretion) and investment advisor. It serves all subsidiary banks with these services, generally by having a representative situated in the local bank market as a link to the centralized administrative and support services at the Naples headquarters.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. Critical accounting policies are those that involve the most complex and subjective decisions and assessments, and have the greatest potential impact on our stated results of operations. In management’s opinion, our critical accounting policies deal with the following area: the establishment of our allowance for loan losses, as explained in detail in the “Asset Quality” section of this discussion and analysis.

Our allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, that management believes are appropriate at each reporting date. Quantitative factors include our historical loss experience, peer bank loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, loan concentrations and other factors. Qualitative factors include the general economic conditions in Florida, size and complexity of individual credits in relation to loan structure, existing loan policies, and pace of portfolio growth. As we add new products and increase the complexity of our loan portfolio, we shall enhance our methodology accordingly. Management may report a materially different amount for the provision for loan losses in the statement of operations to change the allowance for loan losses if its assessment of the above factors were different. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere herein as well as the portions of this Management’s Discussion and Analysis section entitled “Loan Portfolio” and “Asset Quality.” Although management believes the levels of the allowance as of March 31, 2004, and December 31, 2003 and 2002, were adequate to absorb probable losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

This discussion presents management’s analysis of the financial condition and results of operations of Bancshares of Florida for the three months ended March 31, 2004 and for each of the years ended December 31, 2003 and 2002, and includes the statistical disclosures required by Securities and Exchange Commission Guide 3 (“Statistical Disclosure by Bank Holding Companies”). The discussion should be read in conjunction with the consolidated financial statements of Bancshares of Florida and the notes related thereto which appear elsewhere in this document.

Results of Operations

Net interest income increased to $1.975 million or by $.974 million (up 97%) in the first quarter of 2004 from the same period in 2003. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 3.11% in the first quarter of 2004, up 12 basis points from the average for 2003 and up 67 basis points from the same period in 2003.

The following table represents, for the quarterly periods indicated, certain information related to our average balance sheet and our average yields on assets and average cost of liabilities. Such yields are derived by dividing income or expenses by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	For the Three Months Ended March 31,
	2004			2003
	(Dollars in thousands)
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
ASSETS:
Earning Assets:
Interest earning deposits	$46	$—	1.11%	$12,827	$71	2.24%
Securities	8,888	71	3.23%	8,155	76	3.80%
Federal funds sold	4,457	12	1.05%	10,664	31	1.19%
Loans	218,292	2,882	5.31%	109,687	1,644	6.08%

Total interest-earning assets	231,683	2,965	5.15%	141,333	1,822	5.23%

Non-interest-earning assets	22,948			19,064

Total Assets	$254,631			$160,397

LIABILITIES:
Interest-bearing liabilities:
NOW and money market	$93,035	276	1.19%	$54,072	$252	1.89%
Savings	1,019	1	0.37%	1,158	1	0.46%
Time deposit	100,755	711	2.84%	64,174	567	3.58%
Other borrowings	376	2	1.74%	—	—	0.00%

Total interest-bearing liabilities	195,185	990	2.04%	119,404	820	2.79%
Demand deposits	33,830			16,845
Other non-interest bearing liabilities	1,274			1,193

Total non-interest bearing liabilities	35,104			18,038
Stockholders’ equity	24,342			22,955

Total liabilities & stockholders’ equity	$254,631			$160,397

Net interest income		$1,975			$1,002

Interest-rate spread			3.11%			2.44%
Net interest margin			3.43%			2.87%

The following table represents for the twelve-month periods indicated, certain information related to our average balance sheet and our average yields on assets and average cost of liabilities. Such yields have been derived by dividing income or expenses by the average balance or the corresponding assets or liabilities. Average balances have been derived from daily averages.

	For the Twelve-Months Ended December 31,
	2003			2002			2001
	(Dollars in thousands)
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
ASSETS:
Interest-earning deposits	$3,733	$79	2.10%	$1,567	$38	2.41%	$760	$53	6.93%
Securities	9,816	342	3.49%	972	49	5.05%	535	30	5.62%
Federal funds sold	6,682	72	1.08%	7,975	120	1.51%	6,224	263	4.23%
Loans	145,113	8,363	5.76%	84,199	5,677	6.74%	50,866	4,104	8.07%

Total interest-earning assets	165,344	8,856	5.36%	94,713	5,884	6.21%	58,385	4,450	7.62%

Non-interest earning assets	13,217			8,178			4,659

Total assets	$178,561			$102,891			$63,044

LIABILITIES:
Interest-bearing liabilities:
NOW and money market	$64,092	897	1.40%	$20,263	263	1.30%	$13,282	$319	2.39%
Savings	1,072	5	0.42%	873	4	0.47%	641	12	1.94%
Time deposit	71,170	2,354	3.31%	55,066	2,158	3.92%	32,668	1,896	5.81%
Other borrowings	2,020	22	1.11%	611	13	2.04%	998	24	2.40%

Total interest-bearing liabilities	138,354	3,278	2.37%	76,813	2,438	3.17%	47,589	2,251	4.73%
Non-interest bearing deposits	18,107			12,320			6,650
Other liabilities	291			212			—
Stockholders’ equity	21,809			13,546			8,805

Total liabilities and stockholders’ equity	$178,561			$102,891			$63,044

Net interest income		$5,578			$3,446			$2,199

Interest-rate spread			2.99%			3.04%			2.89%
Net interest margin			3.37%			3.64%			3.77%

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the period indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in the average balance of the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the later period to the change in the average rate in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from volume.

For the Three Months Ended March 31, 2004, Compared to 2003

Increase (Decrease) Due to Change in (In Thousands)

	Volume	Rate	Change
Increase (decrease) in interest income:
Federal funds sold	$(16)	$(4)	$(20)
Other investments(1)	(95)	19	(76)
Loans(2)	1,448	(210)	1,238

Total interest income	1,337	(195)	1,142

Increase (decrease) in interest expense:
Savings deposits	—	—	—
Time deposits	262	(118)	144
Other interest-bearing deposits	117	(94)	23
Other borrowings	2	—	2

Total interest expense	381	(212)	169

Total change in next interest income	$956	$17	$973

(1)      Tax-exempt income, to the extent included in the amounts above, is not reflected on a tax equivalent basis.

(2)      For purpose of this analysis, non-accruing loans, if any, are included in the average balances.

Year Ended December 31, 2003, Compared to 2002

Increase (Decrease) Due to Change in (In Thousands)

	Volume	Rate	Change
Increase (decrease) in interest income:
Federal funds sold	$(14)	$(34)	$(48)
Other investments[1]	342	(8)	334
Loans[2]	3,511	(825)	2,686

Total interest income	3,839	(867)	2,972

Increase (decrease) in interest expense:
Savings deposits	1	(-)	1
Time deposits	533	(337)	196
Other interest-bearing deposits	613	20	633
Other borrowings	15	(6)	9

Total interest expense	1,162	(323)	839

Total change in net interest income	$2,677	$(544)	$2,133

(1)	Tax-exempt income, to the extent included in the amounts above, is not reflected on a tax equivalent basis.

(2)	For purpose of this analysis, non-accruing loans, if any, are included in the average balances.

The nearly $1.0 million increase in the first quarter 2004 net interest income compared to first quarter 2003 and the $2.1 million increase in 2003 net interest income compared to 2002 reflect the impact of higher earning asset volumes more than compensating for the reduced average rate.

Investments

Bancshares of Florida invests primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. Both of the subsidiary banks enter into Federal Funds transactions with their principal correspondent banks, and primarily act as net sellers of such funds. The sale of Federal Funds amounts to a short-term loan from our subsidiary banks to other banks.

The following table represents the amortized cost of our investments, at March 31, 2004, and at December 31, 2003, 2002 and 2001 (In thousands):

	March 31,	December 31,
INVESTMENT CATEGORY	2004	2003	2002	2001
Obligations of U.S. Treasury and other U.S. government agencies	$2,417	$2,499	$3,025	$25
Mortgage-backed securities	4,410	5,078	3,082	—
Corporate bonds	500	500	500	—
Independent Bankers Bank stock	51	51	51	51

Total	$7,378	$8,128	$6,658	$76

The following table indicates the respective maturities and weighted average yields of Bancshares of Florida’s investment portfolio as of December 31, 2003 (Dollars in thousands):

	Due After One Year to Five Years		Due After Five to Ten Years		Due After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Obligations of US Treasury and other U.S. government agencies	$1,999	3.09%	$475	4.74%	$25	5.50%	$2,499	3.43%
Mortgage-backed securities	705	2.29%	1,222	3.28%	3,151	4.11%	5,078	3.66%
Corporate bonds	—	—	—	—	500	4.67%	500	4.67%

Total	2,704	2.88%	1,697	3.69%	3,676	4.20%	8,077	3.65%
Independent Bankers Bank stock	—	—	—	—	—	—	51	—

Total	$2,704	2.88%	$1,697	3.69%	$3,676	4.20%	$8,128	3.63%

The weighted average yields for tax-exempt securities, if applicable, are computed on a tax equivalent basis.

Loan Portfolio

We have experienced continued strong demand for real estate financing during the period ended March 31, 2004, as loans increased $39.0 million or 19.4% to $239.5 million at March 31, 2004. At March 31, 2004, commercial loans comprised 16% of total loans; real estate loans comprised 71%; lines of credit 8%; and consumer loans 5% of total outstanding loans. We generally do not seek to purchase or participate in loans of other institutions outside our operating area due to the adequacy of demand in our operating area. In 2003, we experienced strong demand for consumer and commercial financing as loans increased $95 million or 89% over one year earlier to $200 million at December 31, 2003. At December 31, 2003, commercial loans comprised 17% of total loans; real estate loans comprised 68%; lines of credit 10%; and consumer loans 5% of total outstanding loans.

The following shows the dollar amount of the various categories of loans in our portfolio at the dates indicated (Dollars in thousands) :

	March 31,	December 31,
TYPE OF LOAN	2004	2003	2002	2001	2000	1999
Commercial loans	$39,118	$34,217	$12,597	$11,468	$5,053	$585
Real estate loans	169,165	135,443	74,231	35,903	24,648	2,929
Lines of credit	20,106	20,748	13,930	18,067	2,552	501
Consumer loans	11,084	10,082	5,131	2,968	747	320

Subtotal	239,458	200,490	105,889	68,406	33,000	4,335
Allowance for loan losses	(1,902)	(1,568)	(907)	(494)	(281)	(27)
Unearned income and deferred loan fees	(190)	(115)	(47)	(64)	(45)	—

Net loans	$237,366	$198,807	$104,935	$67,848	$32,674	$4,308

The following is an analysis of contractual maturities of loans as of December 31, 2003 (Dollars in thousands) :

TYPE OF LOAN	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
Commercial loans	$20,513	$11,523	$2,181	$34,217
Real estate loans	81,199	45,613	8,631	135,443
Lines of credit	12,439	6,988	1,321	20,748
Consumer loans	6,044	3,395	643	10,082

Total	$120,195	$67,519	$12,776	$200,490

At December 31, 2003, the amount of loans due after one year with fixed interest rates totaled approximately $29 million while the amount of loans due after one year with floating interest rates totaled approximately $51 million.

Asset Quality

At March 31, 2004, we had one loan in non-accrual past due with a balance of $65,000, up from a balance of $47,000 from two loans in non-accrual at December 31, 2003. At March 31, 2004 and December 31, 2003 and 2002, we did not hold any loans that were classified as impaired loans.

	March 31, 2004	December 31,
(Dollars in thousands)		2003	2002	2001	2000	1999
Non-accrual loans	$65	$47	$257	$238	$—	$—
Accruing loans 90+ days delinquent	—	—	—	—	—	—

Total non-performing loans	65	47	257	238	—	—
Restructured loans	—	—	—	—	—	—
Other real estate	—	—	—	—	—	—

Total non-performing assets	$65	$47	$257	$238	$—	$—

Allowance for loan losses to total loans	0.79%	0.78%	0.86%	0.72%	0.85%	0.62%
Allowance for loan losses to non-performing loans	2,928.52%	3,336.17%	352.82%	207.65%	—%	—%
Non-performing loans to total loans	0.03%	0.02%	0.24%	0.35%	—%	—%
Non-performing assets to total loans and other real estate	0.03%	0.02%	0.24%	0.35%	—%	—%

The activity in the allowance for loan losses for the periods ended March 31, and the years ended December 31 is as follows (Dollars in thousands):

	March 31,		December 31,
	2004	2003	2003	2002	2001	2000	1999
Balance at beginning of year	$1,568	$907	$907	$494	$281	$27	$—

Charge-offs:
Consumer loans	—	—	(21)	(18)	(2)	(3)
Commercial loans	—	(5)	(152)	(56)	—	—	—
Lines of credit	—	—	—	—	—	—	—
Real estate loans	—	—	(3)	—	—	—	—
Recoveries:
Consumer loans	—	—	—	—	—	—	—
Commercial loans	1	—	4	—	—	1	—
Lines of credit	—	—	—	—	—	—	—
Real estate loans	—	—	—	—	—	—	—

Net charge-offs	1	(5)	(172)	(74)	(2)	(2)	—

Provision for loan losses charged to operations	333	292	833	487	215	256	27

Balance at end of year	$1,902	$1,194	$1,568	$907	$494	$281	$27

The allocation of the allowance for loan losses by type of loan has corresponded to the increases in loan balances by type (Dollars in thousands).

			December 31,
	March 31, 2004		2003		2002		2001		2000		1999
Type of Loan	AMT	Percent of Loans in Each Category to Total Loans	AMT	Percent of Loans in Each Category to Total Loans	AMT	Percent of Loans in Each Category to Total Loans	AMT	Percent of Loans in Each Category to Total Loans	AMT	Percent of Loans in Each Category to Total Loans	AMT	Percent of Loans in Each Category to Total Loans
Commercial loans	$588	16.3%	$468	17.1%	$213	11.9%	$121	16.8%	NA	15.3%	NA	13.5%
Real estate loans	846	70.6%	677	67.6%	371	70.1%	215	52.5%	NA	74.7%	NA	67.6%
Lines of credit	302	8.4%	284	10.3%	236	13.2%	136	26.4%	NA	7.7%	NA	11.5%
Consumer loans	166	4.7%	139	5.0%	87	4.8%	22	4.3%	NA	2.3%	NA	7.4%

Total	$1,902	100.0%	$1,568	100.0%	$907	100.0%	$494	100.0%	$281	100.0%	$27	100.0%

Deposits

Total deposits rose $110 million or 77% over the last twelve months to $253 million. Core deposits (excluding national market and jumbo CD’s) were $174 million at quarter end, $64 million or 59% higher than at March 31, 2003. National market and jumbo CD’s comprised $46 million of growth in total deposits, amounting to $79 million at March 31, 2004. Jumbo CD’s were $43 million, a $16 million increase from one year earlier. Total deposits rose a strong $52 million in first quarter 2004 (up 26%), of which growth in core deposits was $35 million.

As a percentage of total average deposits, average non-interest bearing funds rose to 15% compared to 12% in first quarter 2003, resulting from $17 million in growth to $34 million, or double the level of the year earlier period as a result of our strategy to increase this valuable source of funding. Average NOW/money market deposits increased 72% to $93 million over the last four quarters, while time deposits rose 57% to $101 million. The mix of NOW/money market deposits to total average deposits was up one percentage point to 41% versus a reduction in the mix of time deposits from 47% to 44%.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities as of March 31, 2004 (Dollars in thousands):

Time Certificates of Deposits
Three months or less	$4,514
Four - six months	9,027
Seven - 12 months	8,525
Over 12 months	18,062

Total	$40,128

Other Borrowings

At March 31, 2004, we had $3.3 million in federal funds purchased. At December 31, 2002 and 2003, and March 31, 2004, we had no other borrowings.

Three Months Ended March 31, 2004 Compared to

Three Months Ended March 31, 2003

Financial Condition

The net loss for the quarter ended March 31, 2004, of $512,000 was a significant improvement from the loss of $1.1 million for the same period in 2003. Bancshares of Florida had a loss of $179,000 in the first quarter of 2004 prior to the provision for loan losses of $333,000, while having a loss prior to provision of approximately $800,000 for the same period in 2003 with a provision of $292,000. The improvement in earnings was primarily due to a strong increase in net interest income from $1.0 million in the first quarter of 2003 to $2.0 million in the first quarter of 2004. The 97% increase in net interest income was due to the 64% increase in average earning assets and a strengthening in the net interest margin from 2.87% in 2003 to 3.43% in 2004. The Florida Trust Company also earned $10,000, greatly improved from a loss of $120,000 in the first quarter of 2003.

Bancshares of Florida continued to grow in the first quarter of 2004. Assets, loans and deposits grew from a year earlier by $115.5 million or 69.6% to $281.3 million in assets, by $116.6 million or 94.8% to $239.5 million in loans, and by $110.2 million or 77.3% to $252.9 million in deposits. Total earning assets rose by $94.1 million or 61.3% to $247.7 million. Average interest earning assets to average interest-bearing liabilities was 118.7% at March 31, 2004, up from 118.4% at March 31, 2003, and average loans as a percent of average interest earning assets rose to 94.2% in 2004 from 77.6% in the prior year period. The growth in higher yielding earning assets outpaced the growth in interest bearing liabilities and operating expenses, thus allowing the profitability of Bancshares of Florida’s subsidiaries to improve.

Results of Operations

Interest income improved from $1.8 million during the period ended March 31, 2003, to $3 million during the period ended March 31, 2004, a 62.7% increase. The yield on average earning assets for the period ended March 31, 2004 was 5.15% compared to 5.23% during the period ended March 31, 2003. We were able to maintain the yield on earning assets by increasing average loans as a percent of average earning assets to 94.2% in 2004 from 77.6% in the prior year period. Interest and fees on loans for the period ended March 31, 2004, totaled $2.9 million (average yield of 5.31%) compared to $1.6 million (average yield of 6.08%) during the period ended March 31, 2003. Interest on other earning assets decreased from $178,000 during the period ended March 31, 2003 (average yield of 2.29%) to $83,000 during the period ended March 31, 2004 (average yield of 2.50%).

Total interest expense rose to $990,000 for the period ended March 31, 2004, a 20.6% increase from the year earlier period. The cost of interest bearing liabilities for the period ended March 31, 2004, was 2.04%, down from 2.79% in the prior year period. Interest expense on deposit accounts amounted to $988,000 during the period ended March 31, 2004 (average rate of 2.04%) compared to $821,000 during the period ended March 31, 2003 (average rate of 2.79%). Average non-interest bearing deposits grew from $16.8 million during the period ended March 31, 2003, to $33.8 million during the period ended March 31, 2004. Average non-interest bearing deposits represented 14.8% of total deposits at March 31, 2004, compared to 12.4% of total deposits as of March 31, 2003.

Non-interest income for the period ended March 31, 2004, increased to $441,000 compared to $285,000 for the period ended March 31, 2003. Service charges and other fees increased by $56,000 or 60% from the year earlier period, primarily due to growth in deposits and loan fees on originations. Fee income from Florida Trust Company almost tripled to $243,000 due to a doubling of assets under advisement and other increased services. The rise in non-interest income was offset by a reduction in fees related to refinancing and a slowing of new purchase money mortgage activity.

Total non-interest expenses increased from $2.1 million during the period ended March 31, 2003, to $2.6 million during the period ended March 31, 2004, or an increase of 23.5%. Growth in personnel expense accounted for $194,000 of the non-interest expense increase, reflective of expanded lending, operations, and administrative staff to support our strong growth. The increase in occupancy and equipment-related expense was held to $31,000 or 5.8% during the three-month period ended March 31, 2004, compared to the same period in 2003. Over half of the increase in the quarterly non-interest expense, $269,000 of the $493,000 increase, was in general operating expenses. This increase was comprised of higher data processing expense due to growth in the customer base as well as a wide variety of expenses related to holding company activities. These activities include acquisition work and consulting expense related to re-staffing and upgrading Bancshares of Florida’s finance and accounting function.

The addition to the allowance for possible loan losses totaled $333,000 during the period ended March 31, 2004, compared to $292,000 during the period ended March 31, 2003. The increase in the addition results from an increase in credit risk resulting from growth in the loan portfolio.

Year Ended December 31, 2003 Compared to

Year Ended December 31, 2002

Financial Condition

The net loss for the year ended December 31, 2003, totaled $2.7 million. Significant to this loss was a net loss of $1.5 million related to the first full year of operations at the Fort Lauderdale bank (Bank of Florida) and $312,000 in net loss related to the operation of Florida Trust Company. During the year, the quarterly loss fell from $1.1 million in the first quarter of 2003 to a quarterly loss of $383,000 in the fourth quarter of 2003. The improvement in the quarterly earnings is primarily due to operating revenue rising nearly twice as quickly as operating expense, resulting in the efficiency ratio improving from 161% in the first quarter of 2003 to 106% in the fourth quarter of 2003.

Bancshares of Florida continued to experience significant growth in assets, loans and deposits. During the year, total assets grew by $78 million or 54% to $223 million. This increase was funded through the attraction of customer deposit funds of $72 million during the year, ending with aggregate balances of $201 million at December 31, 2003. These funds were principally used to generate new loans of $95 million, increasing loan balances outstanding at December 31, 2003 to $200 million. Total earning assets rose $75 million or 56% to $209 million.

Results of Operations

Interest income improved from $5.88 million in 2002 to $8.86 million in 2003, a 51% increase. The yield on average earning assets for 2003 was 5.36% compared to 6.21% in 2002. Interest and fees on loans for 2003 totaled $8.36 million (average yield of 5.76%) compared to $5.68 million (average yield of 6.74%) in 2002. Interest on investments and Federal Funds sold increased from $207,000 in 2002 (average yield of 1.97%) to $493,000 in 2003 (average yield of 2.44%). During 2003, the increased volumes of higher yielding loans offset declines in the average rates on earning assets. Average loans remained approximately 88% of average earning assets in 2003 as average earning assets rose by 75% in 2003.

Interest expense amounted to $3.28 million in 2003 (average rate of 2.37%) compared to $2.44 million in 2002 (average rate of 3.17%). This represented a 34% increase in interest expense due to continued growth in average interest-bearing deposits of 80% in 2003, offset by an 80 basis point decline in average rate from 2002 to 2003. Average non-interest bearing deposits grew from $12.3 million in 2002 to $18.1 million in 2003, which also benefitted Bancshares of Florida’s cost of funds.

Non-interest income for 2003 increased to $1.3 million compared to $808,000 in 2002. Service charges on deposit accounts increased 59% to $491,000 in 2003. Fee income from Florida Trust Company climbed 66% to $492,000 in 2003 due to an 82% increase in assets under advisement.

Total non-interest expenses increased from $6.4 million in 2002 to $8.8 million in 2003, an increase of 37%. The largest share of the increase reflects the full year of operations at Bank of Florida, Fort Lauderdale, up $0.8 million or 46% to $2.6 million in 2003. Bank of Florida, N.A.’s non-interest expense was up $1.1 million or 30% to $4.8 million in 2003. Occupancy and equipment-related expense accounted for $603,000 of that increase, up 67% from 2002. Expenses related to the operation of Florida Trust Company are included in non-interest expenses. These expenses totaled $861,000 in 2003 compared to $689,000 in 2002.

The provision for possible loan losses totaled $833,000 in 2003 compared to $487,000 in 2002, up $346,000 or 71%. The allowance for loan losses rose to $1.57 million at December 31, 2003 from $907,000 at December 31, 2002. The increase is attributable to increased credit risk associated with growth in the portfolio. Due to that strong growth, the allowance for loan losses fell seven basis points to 0.78% of total loans.

Capital Resources and Liquidity

Management of Bancshares of Florida has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays were required to fund the opening of Bank of Florida, Fort Lauderdale, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense upon the attraction of deposits, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management’s philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience.

As it is Bancshares of Florida’s philosophy to consider the investment portfolio principally as a source of liquidity, deposit growth, except to the extent necessary to maintain such liquidity, is generally utilized to fund the higher yielding loan portfolio, particularly commercial and consumer lending. In addition, it is management’s practice to maintain Bancshares of Florida’s well-capitalized status in compliance with regulatory guidelines when planning its expansion activities.

Consistent with the objective of operating a sound financial organization, Bancshares of Florida maintains high capital ratios. Regulatory agencies, including the Office of the Comptroller of the Currency and the Federal Reserve System, have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. The guidelines require that total capital of 10% be held against total risk-adjusted assets if an institution is to be considered “well-capitalized.” At March 31, 2004, Bancshares of Florida’s Tier 1 capital ratio was 11.40%, total risk-based capital ratio was 12.29% and the leverage ratio was 9.55%.

Bancshares of Florida’s ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. Bancshares of Florida utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, Bancshares of Florida has other alternatives, including approved extensions of credit available from correspondent banks amounting to $27.0 million (including the Federal Home Loan Bank of Atlanta), sources for loan sales, and primarily short-term investments that could be liquidated if necessary.

Preferred Stock

During 2004, the Company authorized the issuance and sale of up to 50,000 shares of Series A Preferred Stock, par value $0.01, to only accredited investors. During March 2004, the Company issued 34,000 shares of the Series A Preferred Stock for consideration of $3,400,000 at an offering price of $100 per share. The shares of Series A Preferred Stock have no voting rights, but have a liquidation value of $100 per share. Dividends are payable on the first day of each quarter, payable in arrears. The dividends are payable at a quarterly rate of 0.02 additional shares of Series A Preferred Stock. We may redeem the shares of Series A Preferred Stock at our discretion at any time. The redemption price for the shares of Series A Preferred Stock is based on a declining premium scale, for which the redemption is $105 per share in the first year following issuance and such redemption price decreases by $1.00 in each subsequent year to $100 per share in the fifth year. If we were to redeem the entire issue with the proceeds of this offering, it would decrease stockholders’ equity by $3,570,000 and increase the net loss available to common stockholders by $170,000 in the computation of net income (loss) per share.

Interest Sensitivity

The following is a combined maturity and re-pricing analysis of rate sensitive assets and liabilities for Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale, as of March 31, 2004:

Combined Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale

Maturity and Repricing Analysis of Rate Sensitive Assets and Liabilities

March 31, 2004

	0 - 90 Days	91 - 180 Days	181 - 365 Days	Over 1 Year	Total
Interest-Earning Assets
Fed Funds Sold	$—	$—	$—	$—	$—
Due from Bank	46	—	—	—	46
Investment securities	47	—	—	6,752	6,799
Loans	133,788	5,881	5,880	92,226	237,775

Total Interest-Earning Assets	$133,881	$5,881	$5,880	$98,978	$244,620

Interest-Bearing Deposits
Certificates less than $100M	$114,201	$13,020	$16,030	$34,351	$177,602
Certificates more than $100M	5,727	8,082	7,835	15,649	37,293

Total Interest-Bearing Liabilities	$119,928	$21,102	$23,865	$50,000	$214,895

Interest Sensitivity GAP
Rate-Sensitive assets less rate sensitive liabilities	$13,953	$(15,221)	$(17,985)	$48,978	$29,725

Cumulative Interest Sensitive GAP	$13,953	$(1,268)	$(19,253)	$29,725

Interest Sensitivity GAP ratio	111.6%	27.9%	24.6%	198.0%

Cumulative Interest Sensitivity GAP Ratio	111.6%	99.1%	88.3%	113.8%

The objective of interest sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of the re-pricing date or the contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to re-price for purposes of interest rate sensitivity analysis. Management subjectively sets rates on all accounts.

At March 31, 2004, Bancshares of Florida had $146 million in interest sensitive assets compared to $165 million in interest sensitive liabilities that will mature or re-price within a year resulting in a cumulative negative gap of $19 million, or 12%.

A negative gap position is indicative of a bank that has a greater amount of interest sensitive liabilities re-pricing (or maturing) than it does interest sensitive assets, in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interest sensitive assets re-pricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interest bearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability which re-prices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

Management believes that the current balance sheet structure of interest sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.

BUSINESS

General

We are a multiple bank holding company that owns and operates Bank of Florida, N.A., a national banking association based in Naples, Florida; Bank of Florida, Fort Lauderdale, a state-chartered bank based in Fort Lauderdale, Florida; and Florida Trust Company, a state-chartered trust company operating in Naples, Florida. We also plan to own and operate Bank of Florida, Tampa Bay (In Organization), a de novo state-chartered bank, headquartered in Tampa, Florida, which is expected to commence operations in August 2004, and Horizon Bank, a federal savings bank, which we intend to rename Bank of Florida, Palm Beach County and to relocate to Boca Raton, Palm Beach County, Florida in the third quarter of 2004.

Strategy

We plan to capitalize on the opportunities created by the consolidation of the banking industry in Florida that has taken place in recent years. We believe that consolidation has reduced the levels of personalized services. In addition, for the most part, the national and regional financial institutions that dominate the banking industry in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses, leaving less responsibility and authority with the local loan officer. The most frequent customer complaints are the lack of personalized service and turnover in lending personnel, which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and preserve customers who are dissatisfied with their current banking relationships.

Our emphasis is placed on relationship banking so that each customer can identify and establish a comfort level with our officers and staff. We operate our subsidiary banks as community banks, emphasizing local leadership and local decision-making. We want our subsidiary banks to be the bank of choice for businesses, professionals and individuals looking for more personalized financial planning, services and products. The management team of each bank subsidiary makes its own credit decisions. Each subsidiary bank prices and markets its own loan and deposit products and has its own board of directors, drawn mainly from members of the local business community. Each board of directors has full authority over their subsidiary bank, in contrast to an “advisory” board that lacks authority. While a significant portion of our lending effort is concentrated on commercial and professional businesses, we also focus on cross-marketing deposit products. Many of our retail customers are the principals of our small and medium-sized business customers.

Market Focus

Our marketing efforts are focused on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants and architects. We have been successful in penetrating this market through our ability to deliver:

•	Tailored and flexible loan products;

•	Comprehensive online banking and cash management services;

•	Competitive investment SWEEP products; and

•	Sophisticated trust and investment advisory services.

We distinguish ourselves from our competitors through customer service. To date, we have experienced significant success penetrating the medical and small business communities. We believe this success can be replicated as we continue to expand in the Broward/Palm Beach County market.

Future Growth

Our strategy is to have sufficient capital on hand to take advantage of growth opportunities either through a new charter in a strategic market, the acquisition of small banks in identified strategic markets, or through the acquisition of branch sites that may come available in markets we are trying to penetrate. Outside of Horizon, we currently have no specific acquisition candidates targeted. We are, however, considering other locations in Broward County, as well as Palm Beach County, for future branch expansion. We have entered into a lease for a branch in an office building to be constructed in a prime location in Boca Raton (Palm Beach County), Florida. Following the consummation of the merger with Horizon, it is our intent to move the Horizon Bank charter and headquarters to Boca Raton, Florida and rename the bank, Bank of Florida, Palm Beach County.

We are also looking to expand our Tampa operations. We currently have a loan production office which will be expanded to a full branch facility or a de novo bank subsidiary charter.

Our multiple bank holding company structure provides flexibility for the future expansion of our banking business through the possible acquisition of other financial institutions and the formation of new banks. The acquisition or formation of banks will be subject to regulatory approvals and other requirements. See “Supervision and Regulation.” In addition, we believe our holding company structure makes it easier to raise additional capital for our subsidiary banks.

At March 31, 2004 Bancshares of Florida had:

•	total assets of $281.3 million;

•	total loans of $239.5 million;

•	deposits of $252.9 million; and

•	shareholders’ equity of $24.3 million.

Bancshares of Florida Banking Subsidiaries

Bank of Florida, N.A., Naples

Bank of Florida, N.A., f/k/a Citizens National Bank of Southwest Florida, is a national bank located in Naples, Florida, with approximately $196 million in assets as of March 31, 2004. Bank of Florida, N.A. commenced operations on August 24, 1999. Bank of Florida, N.A. seeks to emphasize the needs of individuals and small to medium-sized businesses located in Collier and Lee Counties who desire high levels of personalized attention and customer service. Bank of Florida, N.A. offers a full range of interest bearing and non-interest bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular savings accounts and certificates of deposit. Bank of Florida, N.A. also offers a variety of loan accounts, including commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida, N.A. provides such consumer services as telephone banking, online banking, U.S. Savings Bonds, travelers checks, cashier’s checks, safe deposit boxes, bank-by-mail services, direct deposit and automated teller services. Bank of Florida, N.A. opened its new main office facility in August 12, 2002. The facility is located at 1185 Immokalee Road. The former main office at 3401 Tamiami Trail North now serves as a full-service branch office. Bank of Florida, N.A. intends to establish one additional branch office within the next 12 to 18 months, presently anticipated to be located in southern Lee County, Florida.

Bank of Florida, Fort Lauderdale

Bank of Florida, Fort Lauderdale is a state-chartered commercial bank located in Fort Lauderdale, Florida, with approximately $83 million in assets as of March 31, 2004. Bank of Florida, Fort Lauderdale, which commenced operations on July 16, 2002, offers the same services offered by Bank of Florida, N.A. to professionals and small to medium-sized businesses located in Broward and Palm Beach Counties, including wealth management and trust services. Bank of Florida, Fort Lauderdale is currently looking at other branch site opportunities within its market.

Florida Trust Company

On April 18, 2000, Citizens Capital Management, Inc., now known as Florida Trust Company, was incorporated under the laws of the State of Florida as a wholly-owned subsidiary of Bank of Florida, N.A. On March 20, 2003, Florida Trust Company became a wholly-owned subsidiary of Bancshares of Florida. Florida Trust Company offers investment management, trust administration, estate planning, and financial planning services to both customers and non-customers of Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale. Florida Trust Company’s goal is to combine the highest level of investment advice with the highest level of personalized service for the clients who have entrusted us with the safe and sound stewardship of the assets they have accumulated. Each client is provided with his or her own unique, custom-tailored answer to the investment needs that have been identified. Florida Trust Company’s staff is comprised of experienced, seasoned professionals who strive to develop in-depth relationships with our clients. Florida Trust Company has formed strategic partnerships with a number of organizations in the investment industry in order to make these organizations’ services available to our clients. As of March 31, 2004, Florida Trust Company managed over $150 million in assets.

Bank of Florida, Tampa Bay (In Organization) and Tampa Loan Production Office

Bank of Florida, Tampa Bay (In Organization), a de novo state-chartered bank is expected to open for business in August, 2004. The management team and founding directors have extensive experience and strong community ties in the Tampa Bay market. The proposed President of Bank of Florida, Tampa Bay (In Organization) is Roy N. Hellwege, who has successfully managed regional operations of SunTrust, Tampa Bay from 1991 to 1998, Colonial Bank, Tampa Bay from 1999 to 2002, and Gold Bank, Tampa Bay from April, 2002 to August, 2003. The Gold Bank operations were located on North Ashley Drive in downtown Tampa, and grew to approximately $80 million in assets by August 2003. The proposed headquarters Bank of Florida, Tampa Bay (In Organization) is 777 South Harbour Island Boulevard in Tampa, Florida. Bancshares of Florida’s ability to exercise its option and acquire the Bank is subject to Bank of Florida, Tampa Bay (In Organization)’s receipt of all of the regulatory approvals and the completion of the Offering.

The focus of Bank of Florida, Tampa Bay (In Organization) will be to provide state of the art banking products and services to professionals and small to medium-sized businesses in the Tampa Bay area, including wealth management and trust services to those customers in need of unique and personalized service. Bank of Florida, Tampa Bay (In Organization) will offer the same services currently offered by Bank of Florida N.A. and Bank of Florida, Fort Lauderdale, including traditional commercial, commercial real estate, and residential lending. Bank of Florida, Tampa Bay (In Organization) will initially be staffed with one licensed mortgage originator and will offer conforming and non-conforming products. Its trust services will be provided by a representative of Florida Trust Company.

On January 28, 2004, an application was filed with the Florida Office of Financial Regulation to charter Bank of Florida, Tampa Bay (In Organization). The proposed management of Bank of Florida, Tampa Bay is comprised of executives who have significant banking experience in the Hillsborough County market. The members of the proposed management team, collectively, have over 70 years of banking experience. The proposed officers have worked with each other in the past, most recently with Gold Bank in Tampa. Gold Bank is owned by Gold Banc Corporation, Inc., Leawood, Kansas. Roy Hellwege, Bank of Florida, Tampa Bay (In Organization)’s proposed president and chief executive officer, was Gold Bank’s area president for the Hillsborough, Pinellas and Pasco Counties markets. Mr. Hellwege’s role was to put together an executive team for this market. During his one-year tenure with Gold Bank, he was responsible for building the assets of that branch from inception to over $80 million in assets when he left. Proposed management believes that they will be successful in attracting, both former and new customers, by providing a full range of personalized banking services.

Bank of Florida, N.A. opened its loan production office at 500 North Westshore Boulevard, Tampa, Florida, on September 1, 2003. Christopher D. Willman, the loan officer responsible for the loan production office, is proposed to be the senior vice president over commercial real estate for Bank of Florida, Tampa Bay (In Organization). As of March 1, 2004, he had generated $21 million in new commercial loans. If, and when, Bank of Florida, Tampa Bay (In Organization) receives its regulatory approvals and opens for business, it is intended that Bank of Florida, N.A. will sell some of these loans to Bank of Florida, Tampa Bay (In Organization) to provide the new bank subsidiary with a base of earning assets. These interest-earning assets, coupled with the assistance of the Proposed Board, all of whom are active and well known in the Tampa market, should position Bank of Florida, Tampa Bay (In Organization) to take advantage of the growth opportunities in the Greater Tampa Bay Area. As a result, the Bank should become profitable sooner than Bancshares of Florida’s previously established subsidiaries, although no assurances can be given in this regard. Bancshares of Florida’s depth of management experience, capital strength and product support is expected to facilitate the implementation of the growth plan for this subsidiary.

Products and Services

General. We offer a broad array of traditional banking products and services to our bank customers, including the products and services described below. These services are offered at each of our banking locations, as well as through our online banking program at: www.bankofflorida.com.

Deposits. We offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, sweep accounts, cash management accounts, individual retirement accounts, savings accounts, and other time deposits, ranging from daily money market accounts to longer term certificates of deposit. The rates and terms of our accounts and time deposits are tailored to compete with the rates and terms in our principal markets. We seek deposits from residents, businesses, professionals and employees of businesses in our primary markets. The FDIC insures all of our accounts up to the maximum amount permitted by law. In addition, we receive service charges that are competitive with other financial institutions in our principal markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Loan Activities. Our deposits, together with borrowings and other sources of funds, are used to originate and purchase loans. We offer a full range of short and medium-term commercial, consumer and real estate loans. Generally, we seek to allocate our loan portfolio as follows: 25% to residential real estate loans; 65% to small business and commercial real estate loans; and 10% to consumer loans. Our loan approval process provides for various levels of officer lending authority. When a loan amount exceeds officer lending authority levels, it is reviewed by the loan committees of each of our subsidiary banks, which have ultimate lending authority. The loan committees meet on demand.

The risk of non-payment of loans is inherent in all loans. However, all loan applicants are carefully evaluated in order to minimize our credit risk exposure by use of thorough loan application and approval procedures that we have established for each category of loan. In determining whether to make a loan, we consider the borrower’s credit history, analyze the borrower’s income and ability to service the loan, and evaluate the need for collateral to secure recovery in the event of default. An allowance for loan losses is maintained based upon assumptions and judgments regarding the ultimate collectibility of loans in our portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable.

Our loan activities are primarily directed to individuals, businesses and professionals in our principal markets whose demand for funds generally fall within our subsidiary bank’s respective legal lending limits and who are also likely deposit customers. We have the ability to make loans in excess of our individual loan limits when we are able to secure a commitment from another lending institution to purchase a participation in the loan which will result in our subsidiary banks maximum loan exposure being equal to or less than our legal lending limit. The following is a description of each of the major categories of loans which we make.

Commercial Loans. This category includes loans made to business entities for a variety of business purposes. We place particular emphasis on loans to small to medium-sized professional firms, retail and wholesale businesses, and light industry and manufacturing concerns operating in our principal markets. We consider “small businesses” to include commercial, professional and retail businesses with annual gross sales of less than $20 million or annual operating profits of less than $5 million. Our commercial loans include term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrowers’ ability to sell its products and services in order to generate sufficient business profits to repay their loans under the agreed upon terms and conditions. Personal guarantees are obtained from the principals of business borrowers and third parties to support further the borrowers’ ability to service the debt and reduce the risk of non-payment.

Commercial Real Estate Loans. Commercial real estate loans are offered to developers of both commercial and residential properties. Interest rates may be fixed or adjustable. We manage credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which are different for each type of business and commercial entity. Each business is evaluated on an individual basis. We attempt to reduce credit risks in the commercial real estate loan portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. Personal guarantees are typically required of the principal owners.

Construction and Development Loans. Construction and development loans are made on both a pre-sold and speculative basis, and are generally at a fixed interest rate. If the borrower has entered into an arrangement to sell the property prior to beginning construction, the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, the loan is considered to be on a speculative basis. We make residential and commercial construction loans to builders and developers, as well as to consumers who wish to build their own home. The term of most construction and development loans is limited to 18 months, although we may structure the payments based on a longer amortization basis. We base speculative loans on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks warranted in the construction loan field. The risk in construction lending depends upon the performance of the builder in building the project to the plans and specifications of the borrower and our ability to administer and control all phases of the construction disbursements. Upon completion of the construction, we typically convert construction loans to permanent loans.

Residential Real Estate Loans. We make adjustable or fixed interest rate residential real estate loans to qualified individuals for the purchase of existing single-family residences in our principal markets. These loans are made in accordance with our appraisal policy and real estate lending policy, which detail maximum loan-to-value ratios and maturities. We believe that these loan-to-value ratios are sufficient to compensate us for fluctuations in real estate market values and minimize losses that could result from a downturn in the residential real estate market. Mortgage loans that do not conform to our policies are sold in the secondary market. The risk of these loans depends on our ability to sell the loans to national investors and on the frequency of interest rate changes. We limit interest rate risk and credit risk on these loans by locking in the interest rate for each loan with a secondary market investor and receiving the investor’s underwriting approval before originating the loan. Loans are retained for our portfolio when there is sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in our portfolio.

Consumer and Installment Loans. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile and boat loans and pre-approved lines of credit. Consumer loans generally involve more risk than mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, and the fact that any remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Other Services and Products. Other services and products that we provide include:

•	Cash management services;

•	Sweep accounts;

•	Safe deposit boxes;

•	Traveler’s checks;

•	Direct deposit of payroll and social security checks;

•	Online banking/bill payment services;

•	Wire transfers and ACH services;

•	Automatic drafts for various accounts;

•	Debit cards; and

•	VISA® and MasterCard® credit card services through our correspondent banks.

We also offer extended banking hours (both drive-in and lobby) and an after-hours depository. We are associated with a shared network of automated teller machines that customers may use throughout our markets and other regions. We are also associated with third party Internet banking service providers that enable us to provide customers with cost effective, secure and reliable Internet banking services.

Asset and Liability Management

Our primary assets are our loan portfolio, investment portfolio, and cash and cash equivalents. Our liabilities consist primarily of deposits. Our objective is to support asset growth primarily through the growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, we seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible or desirable. The largest portion of our assets is invested in real estate, commercial and consumer loans. Our policy guideline is to limit our loans to less than 85% of deposits. This ratio may be exceeded during our subsidiary banks’ initial periods of operations due to strong loan demand. Our investment portfolio will consist primarily of marketable securities of the United States government, federal agencies and state and municipal governments, generally with varied maturities.

We monitor our asset/liability mix on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities. The objective of this policy is to control interest-sensitive assets and liabilities in order to minimize the impact of substantial movements in interest rates on our earnings.

Customers

We believe that the consolidation of the Florida banking industry over the last several years provides community-oriented banks, such as ours, significant opportunities to build successful, locally managed banks. We further believe that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. We intend to focus our marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, CPAs, architects and attorneys.

While a significant portion of our lending effort is concentrated on commercial and professional businesses, we also focus on generating a significant amount of retail business. Many of our retail customers are the principals of our small and medium-sized business customers. These customers also comprise a component of our private banking clients. A great deal of emphasis is placed on “relationship banking”, so that each customer can identify and establish a comfort level with our bank officers. We intend to continue to develop our retail business with individuals who appreciate a high level of personal service, contact with their loan officer, and responsive decision-making. Most of our business is developed through our loan officers, trust officers and members of our board of directors and by pursuing an aggressive strategy of calling on customers and potential customers throughout our principal market areas.

Information About Our Markets

We currently consider our principal markets to be Collier and Lee Counties for Bank of Florida, N.A. and Broward and Palm Beach Counties for Bank of Florida, Fort Lauderdale. Bank of Florida, N.A. has two locations in Naples (Collier County). Bank of Florida, Fort Lauderdale has one location in downtown Fort Lauderdale (Broward County) and is currently looking at other branch site opportunities within its market. In addition, Bank of Florida, N.A. opened a loan production office in Tampa (Hillsborough County). Assuming we exercise our option and Bank of Florida, Tampa Bay (In Organization) opens for business, we believe that Bank of Florida, Tampa Bay will be well positioned to develop strong banking relationships within the Tampa Bay area.

Collier and Lee Counties have a combined population of 1.65 million, and annual income of $20.3 billion estimated as of 2001, and deposits of $14.4 billion as of June 30, 2003. While Lee County is the larger market with 64.4% of the population, 51.4% of the income and 51.4% of the deposits, Collier

County has been faster growing and more affluent. Since 1990, Collier County’s population has grown by 70.2%. Average household income in Collier County is expected to grow from $100,000 in 2003, the highest average county household income in the State, to $126,000 in 2008.

Naples is the largest banking market in Collier and Lee Counties, with approximately $6.22 billion in deposits as of June 30, 2003, more than 74% larger than the second largest—Fort Myers, with $3.57 billion in deposits, and four times larger than the third largest - Cape Coral, with $1.50 billion in deposits. The top three banking markets comprise 78.4% of the entire deposit market in Collier and Lee Counties.

Broward and Palm Beach Counties have a combined population of 2.8 million, and income of $73.8 billion estimated as of 2001, and deposits of $55.3 billion as of June 30, 2003. The Broward/Palm Beach County markets are much larger than the Collier/Lee County market. While Collier and Lee Counties have only three banking markets with deposits greater than $1.0 billion, Broward and Palm Beach Counties have twelve banking markets with more than $1.0 billion in deposits. However, the six largest banking markets in Broward and Palm Beach Counties—Fort Lauderdale, Boca Raton, West Palm Beach, Delray Beach, Boynton Beach, and Hollywood—control more than half of the entire deposit market.

We believe the demographics of Broward and Palm Beach Counties, Collier and Lee Counties, and Hillsborough County support our plans to grow assets and deposits with limited, highly selective, full-service locations. The banking locations that we have initially targeted – (1) Naples, (2) Fort Lauderdale, (3) Boca Raton, and (4) Tampa—have been the four fastest growing major deposit markets in Florida. We are also looking to branch into Estero, Florida, located in South Lee County in 2005. While it is a smaller market, it is one of the fastest growing markets in Florida, with average household income of over $75,000.

The Tampa-St. Petersburg market—Hillsborough, Pasco, and Pinellas Counties—has a combined population of 2.52 million, estimated income of $61.1 billion and deposits of $33.8 billion as of June 30, 2003. It is the second largest market in Florida, behind only the Miami-Fort Lauderdale market. Hillsborough County, which includes the City of Tampa, is the largest county in terms of population, income and deposits. It comprises 42.4% of the market’s population, 42.7% of its income and 38.8% of its deposits. Most of the growth in Hillsborough County has occurred outside the City of Tampa. While the population of the City of Tampa grew by approximately 5,000 or 1.6% since the 1990 census, the rest of Hillsborough County grew by approximately 171,400 or 29.5% over the same period. The City of Tampa still represents 29.7% of Hillsborough County’s population, 29.4% of Hillsborough County’s income and a disproportionate 77.9% of the Hillsborough County’s deposits. The opportunity to expand banking services in Hillsborough County outside the City of Tampa would seem very strong, considering the majority of the population, income, and growth is occurring in greater Hillsborough County.

Competition

We are subject to intense competition in both the Collier/Lee Counties and the Broward/Palm Beach Counties markets. We face substantial competition in all phases of our operations from a variety of different competitors. These competitors include:

•	Large national and super-regional financial institutions that have well-established branches and significant market share in the communities we serve;

•	Finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

•	Credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

•	Other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;

•	Technology-based financial institutions, including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and

•	Both local and out-of-state trust companies and trust service offices.

Other existing community banks with whom we compete directly, and many new community bank start-ups, have marketing strategies similar to ours. These other community banks may open new branches in the communities we serve and compete directly for customers who want the level of service offered by community banks. Other community banks also compete for the same management personnel in Florida.

Various legislative actions in recent years have led to increased competition among financial institutions. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, it is easier for financial institutions located outside of the State of Florida to enter the Florida market, including our targeted markets. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers, through computer and telephone-based banking and similar services. There can be no assurance that the United States Congress, the Florida Legislature, or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on us.

Employees

At March 31, 2004, Bancshares of Florida and its subsidiaries employed 67 full-time and 3 part-time persons, including 44 officers. We will hire additional persons as needed on a full-time and part-time basis, including additional tellers and customer service representatives to support our growth objectives.

Facilities

Our corporate headquarters and Bank of Florida, N.A.’s main office are located at Bank of Florida Center, 1185 Immokalee Road, Naples, Collier County, Florida 34110. Bank of Florida Center is a three-story office building opened in August, 2002. Bank of Florida N.A. leases one-half of the first floor, consisting of 12,785 square feet, from Citizens Reserve, LLC. The first floor houses a banking center with a boardroom, dining room, two conference rooms, seven offices, five teller stations, two remote drive-through lanes, and an ATM/night deposit lane. Private banking offices and a conference room are also located on the ground floor. Bank of Florida, N.A. also leases 8,246 square feet on the second floor, with offices and work areas for loan operations, deposit operations, finance, advertising, marketing, and holding company personnel.

Bank of Florida, N.A.’s former main office at 3401 Tamiami Trail North, Naples, Florida, now serves as a full-service branch office. This branch office, which is owned by Bank of Florida, N.A. is approximately 4,500 square feet contained in a two-story modern office building located on approximately one acre of land. The branch office has a lobby area, vault, two executive offices, four teller stations, five drive-through lanes, and two offices utilized by Florida Trust Company.

Bank of Florida, Fort Lauderdale operates from approximately 8,100 square feet of first floor space in the Corporate Center office building located at 110 East Broward Boulevard, in downtown Fort Lauderdale. This space is sub-leased from Wachovia Bank, N.A. The space includes 13 offices, a conference room, five teller stations, a customer service area, a vault, and employee facilities. The site does not have drive-in facilities, but does have an ATM facility. The lease is for eight years with options for two five-year renewals at then market rates.

Florida Trust Company maintains offices and personnel at both subsidiary banks’ main offices, and also meets with prospective clients at Bank of Florida, N.A.’s Tamiami Trail North branch office.

Our loan production office in Tampa leases office space in the 500 N. Westshore Building consisting of approximately 250 square feet with access to common areas including a conference room and staff facilities. Subject to receipt of regulatory approvals and its opening for business, Bank of Florida, Tampa Bay (In Organization) will be located on Harbour Island, less than one mile south of downtown Tampa in the third quarter of 2004.

Bank of Florida, Palm Beach County will be located at 595 South Federal Highway, Boca Raton, Florida. The facility consists of approximately 8,500 square feet on two floors in a new office building with drive-in teller lanes, and is located in downtown Boca Raton.

Bank of Florida, N.A. currently employs 38 full-time employees and two part-time employees. Bank of Florida, Fort Lauderdale currently has 19 full-time employees and one part-time employee. Florida Trust Company currently has six full-time employees and Bancshares of Florida has four full-time employees. Our Tampa loan production office currently has one employee. Additional employees may be hired as needed to support our growth.

Legal Proceedings

From time-to-time, we are involved in litigation arising in the ordinary course of our business, such as claims to collect past due loans. As of the date of this prospectus, we are not engaged in any material legal proceedings.

Supervision and Regulation

Banks and their holding companies, and many of their affiliates, are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in the applicable law or regulation may have a material effect on our business and prospects, as well as those of our subsidiaries. Supervision, regulation, and examination of banks by regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

Bank Holding Company Regulation. We are deemed a bank holding company and a member of the Federal Reserve System under the Bank Holding Company (“BHC”) Act. As such, we are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. We are required to furnish to the Federal Reserve an annual report of our operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Bank Holding Company Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, (ii) taking any action that causes a bank to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and the consideration of convenience and needs issues, including the party’s performance under the Community Reinvestment Act of 1977 (the “CRA”), which is discussed below.

Community Reinvestment Act. Banks are subject to the provisions of the Community Reinvestment Act (“CRA”). Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank’s record in meeting the credit needs of the community served by that bank, including low and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, such assessment is required of any bank which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

Gramm-Leach-Bliley Act. On November 12, 1999, the Gramm-Leach-Bliley Act was signed into law which reforms and modernizes certain areas of financial services regulation. This Act permits the creation of new financial services holding companies that can offer a full range of financial products under a regulatory structure based on the principle of functional regulation. The legislation eliminates the legal barriers to affiliations among banks and securities firms, insurance companies, and other financial services companies. The law also provides financial organizations with the opportunity to structure these new financial affiliations through a holding company structure as a financial subsidiary of a national bank. The new law reserves the role of the Federal Reserve Board as the supervisor for bank holding companies. At the same time, the law also provides a system of functional regulation which is designed to utilize the various existing federal and state regulatory bodies. The law also sets up a process for coordination between the Federal Reserve Board and the Secretary of the Treasury regarding the approval of new financial activities for both bank holding companies and national bank financial subsidiaries.

The law also includes a minimum federal standard of financial privacy. Financial institutions are required to have written privacy policies that must be disclosed to customers. The disclosure of a financial institution’s privacy policy must take place at the time a customer relationship is established and not less than annually during the continuation of the relationship. The Act also provides for the functional regulation of bank securities activities. The law repeals the exemption that banks were afforded from the definition of “broker”, and replaces it with a set of limited exemptions that allow the continuation of some historical activities performed by banks. In addition, the Act amends the securities laws to include banks within the general definition of dealer. Regarding new bank products, the law provides a procedure for handling products sold by banks that have securities elements. Under the law, financial holding companies and banks that desire to engage in new financial activities are required to have satisfactory or better CRA ratings when they commence the new activity.

It is anticipated that the effects of the law, while providing additional flexibility to bank holding companies and banks, may result in additional affiliation of different financial services providers, as well as increased competition, resulting in lower prices, more convenience, and greater financial products and services available to customers.

Sarbanes-Oxley Act. During July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The primary purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws.

The Sarbanes-Oxley Act amends the Securities Exchange Act of 1934 to prohibit a registered public accounting firm from performing specified non-audit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each audit committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material non-compliance of the issuer as a result of misconduct with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for: (1) any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

The Sarbanes-Oxley Act also instructs the Securities and Exchange Commission to require by rule:

•	disclosure of all material off-balance sheet transactions and relationships that may have a material effect upon the financial status of an issuer; and

•	the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act also prohibits insider transactions in Bancshares of Florida’s stock held within its pension plans during lock out periods, and any profits on such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except in certain circumstances. The Securities and Exchange Commission also requires Bancshares of Florida to issue a code of ethics for senior financial officers of Bancshares of Florida. Further, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

Regulation W. The Federal Reserve Board on October 31, 2002 approved a final Regulation W that comprehensively implements sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by a depository institution from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document, the FRB’s interpretations of sections 23A and 23B. Regulation W became effective April 1, 2003.

Bank Regulation. Bank of Florida, N.A. is chartered under the National Bank Act and is subject to the supervision and regulation of the Office of the Comptroller of the Currency (“OCC”). Bank of Florida, Fort Lauderdale is a state-chartered bank and is subject to the supervision and regulation of the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”). The deposits of both our subsidiary banks are insured by the FDIC to the extent provided by law. The subsidiaries are subject to comprehensive regulation, examination and supervision by their respective supervisory agencies and are subject to other laws and regulations applicable to banks. Among the statutes and regulations to which our subsidiary banks are subject are limitations on loans to a single borrower and to their directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. Our subsidiary banks are examined periodically by the OCC, FDIC and the Florida Office of Financial Regulation, to which our subsidiary banks submit periodic reports regarding their financial condition and other matters. The OCC, FDIC and the Florida Office of Financial Regulation have a broad range of powers to enforce regulations under their jurisdiction, and to take discretionary actions determined to be for the protection, safety and soundness of banks, including the institution of cease and desist orders and the removal of directors and officers. The OCC, FDIC and the Florida Office of Financial Regulation also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

Our subsidiary banks are also subject to “cross-guarantee” provisions under federal law that provide if one FDIC-insured depository institution of a multi-bank holding company fails or requires FDIC assistance, the FDIC may assess a “commonly controlled” depository institution for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed bank and the holding company. While the FDIC’s claim is junior to the claims of depositors, holders of secured liabilities, general creditors and subordinated creditors, it is superior to the claims of shareholders and affiliates.

Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) contains capital standards for bank holding companies and banks and civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

The FDIC Improvement Act of 1991 (“FDICIA”) enacted a number of provisions addressing the safety and soundness of deposit insurance funds, supervision, accounting, prompt regulatory action, and also implemented other regulatory improvements. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. FDICIA also re-codified then current law restricting extensions of credit to insiders under the Federal Reserve Act.

USA Patriot Act. The terrorist attacks in September 2001, have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”).

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLA”). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHC Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing an application under these acts. IMLA became effective July 23, 2002.

Transactions with Affiliates. There are various legal restrictions on the extent to which our subsidiary banks may engage in loan transactions with us and our subsidiaries and other affiliates. Subject to certain limited exceptions, our subsidiary banks may not extend credit to us or any one of our subsidiary banks’ affiliates in excess of ten percent of the subsidiary banks’ capital stock and surplus, or to all affiliates, in the aggregate, in excess of twenty percent of the subsidiary banks’ capital stock and surplus. All extensions of credit by our subsidiary banks to an affiliate must be fully collateralized by high quality collateral.

Transactions involving extensions of credit to our subsidiary banks’ affiliates are subject to further limitations. These additional limitations are also applicable to: 1) transactions involving the purchase of assets or securities from affiliates, 2) extensions of credit and other transactions by our subsidiary banks to or with third persons where there is a benefit to an affiliate of the subsidiary bank, 3) contracts in which the subsidiary bank provides services to an affiliate, and 4) transactions in which an affiliate receives a brokerage commission in a transaction involving the subsidiary banks. All such transactions must be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to our subsidiary banks as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies.

Dividends. Our ability to pay cash dividends will depend almost entirely upon the amount of dividends that our subsidiary banks are permitted to pay by statutes or regulations. Additionally, the Florida Business Corporation Act provides that we may only pay dividends if the dividend payment would not render us insolvent, or unable to meet our obligations as they come due.

Both the OCC and the Florida Office of Financial Regulation limit the ability of banks to pay dividends. OCC regulations provide that a national bank, such as Bank of Florida, N.A., may not pay dividends except out of retained earnings. As a state-chartered bank, Bank of Florida, Fort Lauderdale is subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from the bank’s capital under certain circumstances without the prior approval of the Florida Office of Financial Regulation and the FDIC. Except with the prior approval of the Florida Office of Financial Regulation, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a state-chartered bank in Florida is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital. National banks have similar restrictions.

Our subsidiary banks are not currently able to pay dividends because of the organizational costs and initial operating losses that have been incurred since their inception. Furthermore, we do not expect that our subsidiary banks will pay dividends in the foreseeable future because they will retain any earnings to support their growth.

Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common stockholders’ equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of loans and leases.

FDICIA contains “prompt corrective action” provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from “well capitalized” to “critically undercapitalized” and which require (subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes “significantly undercapitalized” or “critically undercapitalized.”

The OCC has issued regulations to implement the “prompt corrective action” provisions of FDICIA. In general, the regulations define the five capital categories as follows: (i) an institution is “well capitalized” if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures; (ii) an institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater; (iii) an institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%; (iv) an institution is “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and (v) an institution is “critically undercapitalized” if its “tangible equity” is equal to or less than 2% of its total assets. The OCC also, after an opportunity for a hearing, has authority to downgrade an institution from “well capitalized” to “adequately capitalized” or to subject an “adequately capitalized” or “undercapitalized” institution to the supervisory actions applicable to the next lower category, for supervisory concerns. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to: (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans. These capital guidelines can affect us in several ways. Our capital levels are in excess of those required to be maintained by a “well capitalized” financial institution. However, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making an additional capital infusion necessary.

Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations, and orders, some of which have been discussed in this prospectus. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of our subsidiary banks will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

Bank Branching. Banks in Florida are permitted to branch statewide. A national bank wishing to branch is subject to prior approval by the OCC, while a state bank is subject to state and FDIC approval. Any such approval would take into consideration several factors, including the bank’s level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant for purposes of determining whether approval should be granted to open a branch office.

Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state are permissible subject to certain limitations. Florida also has a law that allows out-of-state bank holding companies (located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state) to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Florida bank to have been in existence for at least three years. Interstate branching and consolidation of existing bank subsidiaries in different states is permissible. A Florida bank also may establish, maintain, and operate one or more branches in a state other than Florida pursuant to an interstate merger transaction in which the Florida bank is the resulting bank.

Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, our shareholders may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company and the OCC before acquiring control of any national bank. Upon receipt of such notice, the Federal Reserve or the OCC, as the case may be, may approve or disapprove the acquisition. The Change in the Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors set forth in the Change in the Bank Control Act are present.

Effect of Governmental Policies. Our earnings and businesses and that of our subsidiary banks are affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit, deposits, and the interest rates paid on liabilities and received on assets.

Florida Trust Company. Florida Trust Company is subject to Florida law and the regulations of the Florida Office of Financial Regulation which focuses on, among other things, the soundness of internal controls, appropriate investments, permissible activities, and fiduciary duties.

HORIZON MERGER AND INFORMATION ABOUT HORIZON

Horizon Merger

On December 18, 2003, we entered into a definitive agreement to acquire Horizon Financial Corp., a unitary savings association holding company located in Pembroke Pines, Florida, and the parent company of Horizon Bank. We anticipate acquiring Horizon in prior to the end of the third quarter of 2004, subject to regulatory approval. At the request of the Federal Reserve Bank of Atlanta, we withdrew our initial application in order to raise additional capital in this offering, which the Federal Reserve Bank of Atlanta has determined to be necessary to fund the acquisition. A draft application is being submitted so that the Federal Reserve Bank of Atlanta can continue to process the application under its delegated authority. We anticipate refiling the formal application immediately after consummation of this offering. Horizon may terminate the agreement if we do not receive the requisite regulatory approvals by September 30, 2004. After consummating the acquisition, we plan to relocate the headquarters of Horizon Bank to Boca Raton, Florida, and rename Horizon Bank, “Bank of Florida, Palm Beach County”. Horizon Bank’s management and staff will remain at their present headquarters at 1851 NW 125th Avenue where they will continue to originate residential loans for portfolio and sale. They will also continue serving the banking needs of individuals and small and medium-sized businesses in Broward and Miami-Dade Counties, Florida through their branch located at 2000 North Flamingo Road in Pembroke Pines, Florida. The plan is to eventually transfer certain assets and liabilities related to the Pembroke Pines office and the facilities of the branch to Bank of Florida, Fort Lauderdale. The Pembroke Pines location will allow Bank of Florida, Fort Lauderdale to market more effectively to the rapidly growing communities in west Broward County.

Horizon Bank’s mortgage banking capability can be greatly expanded both through processing higher volumes of mortgage originations and developing new products. Due to capital constraints, Horizon Bank was unable to offer certain structures of residential mortgages that were being successfully offered by its competitors. With the capital from this offering, we believe there is significant opportunity to expand residential mortgage originations for portfolio and sale. In addition, through our four banking subsidiaries we should be able to generate and sell a significantly greater volume of mortgages than Horizon Bank could, with minimal additional expense. Horizon Bank also has experienced personnel in mortgage operations to oversee this expansion, led by Thomas Freiwald, who previously was Senior Quality Control Representative for Fannie Mae for Southern Florida, responsible for 67 lenders and $3 billion in annual production.

In late 2002, Horizon Bank implemented a sophisticated, technologically advanced platform to process and service mortgage loans. It allowed Horizon Bank to be able to handle a substantially greater volume of mortgage loans, while also reducing staffing. During the fourth quarter of 2003, Horizon Bank eliminated nine positions for an annual savings of approximately $350,000 in staffing expense. We believe through higher loan volumes and decreased costs, the profitability of the mortgage operation of Horizon Bank can be greatly increased.

The federal savings bank charter and certain assets and liabilities of Horizon Bank will become Bank of Florida, Palm Beach County. This should allow the new subsidiary bank to open with substantial income to offset initial operating expenses. The new banking subsidiary will be an independent community bank focused on the Palm Beach County market and similar to our other banking subsidiaries in terms of products and services. Bank of Florida, Palm Beach County will also have a locally-based management team and Board of Directors with extensive commercial banking experience in Palm Beach County.

Bancshares of Florida and Horizon Unaudited Pro Forma

Condensed Combined Financial Information

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2004, and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003, give effect to the merger, accounted for under the purchase method of accounting.

These statements give effect to the merger as if it had been consummated at the beginning of the earliest period presented. The unaudited pro forma condensed combined financial statements do not give effect to the anticipated cost savings or revenue enhancements in connection with the merger.

The unaudited pro forma condensed combined financial statements should be read together with the audited historical financial statements of Bancshares of Florida and Horizon, including the respective notes to those statements. The pro forma information does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

Pro forma per share amounts for the combined entity are based on the consideration as set forth in the merger agreement using $14.10 as the per share price of Bancshares of Florida stock taken two days before and two days after the announcement date of December 18, 2003.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2004, has been derived from the unaudited interim financial statements for both Bancshares of Florida and Horizon. (See “Description of Pro Forma Acquisition” for explanation of footnotes [A]-[I]).

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2004

(In thousands, except per share data)

	Bancshares of Florida, Inc.	Horizon Financial Corp.	Pro Forma Acquisition Adjustments		Pro Forma Combined
ASSETS:
Cash and due from banks	$27,963	$1,756	$(440)	(I)	$29,279
Federal funds sold and interest bearing due from other banks	47	1,481	—		1,528
Securities available for sale	7,388	6,803	—		14,191
Securities held to maturity	—	19	—		19
Loans, net	237,366	78,596	434	(C)	316,396
Other investments	783	651	—		1,434
Premises and equipment	5,674	716	—		6,390
Accrued interest receivable	802	594	—		1,396
Core deposit intangible	—	—	287	(C)	287
Goodwill	—	—	6,693	(D)	6,693
Other assets	1,299	794	—		2,093

Total Assets	$281,322	$91,410	$6,974		$379,706

LIABILITIES AND STOCKHOLDER’S EQUITY LIABILITIES:
Deposits	$252,857	$73,606	$1,094	(C)	$327,557
Securities sold under agreements to repurchase	—	3,049	—		3,049
Borrowings	3,300	8,700	543	(C)	12,543
Accrued expenses and other liabilities	840	528	—		1,368

Total Liabilities	$256,997	$85,883	$1,637		$344,517

STOCKHOLDERS’ EQUITY:
Bancshares
Preferred stock, par value $.01 per share, 50,000 shares authorized, 34,000 shares issued and outstanding	$3,400	$—	$—		$3,400
Common stock, par value $.01 per share, 20,000,000 shares authorized, 3,094,199 shares issued and outstanding	31	—	7	(A)	38
Additional paid-in capital	29,784	—	10,857	(A)	40,641
Accumulated deficit	(8,900)	—	—		(8,900)
Accumulated other comprehensive income	10	—	—		10
Horizon
Preferred stock, par value $.01 per share, 1,000,000 shares authorized, no shares issued and outstanding	—	—	—		—
Common stock, par value $.01 per share, 15,000,000 shares authorized, 737,617 shares issued and outstanding	—	7	(7)	(B)	—
Additional paid-in capital	—	7,065	(7,065)	(B)	—
Accumulated deficit	—	(1,576)	1,576	(B)	—
Accumulated other comprehensive income	—	31	(31)	(B)	—

Total Stockholders’ Equity	24,325	5,527	5,337		35,189
Total Liabilities and Stockholders’ Equity	$281,322	$91,410	$6,974		$379,706

Book value per share	$6.76	$7.49			$8.27

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2004, has been derived from the unaudited interim financial statements for both Bancshares of Florida and Horizon.

Statement of Operations For the Three Months Ended March 31, 2004 (In thousands, except per share data):

	Bancshares of Florida, Inc.	Horizon Financial Corp.	Pro Forma Acquisition Adjustments		Combined
Interest income	$2,965	$1,170	$(13)	(F)	$4,122
Interest expense	990	555	(187)	(G,H)	1,358

Net interest income	1,975	615	174		2,764
Provision for loan losses	333	27	—		360

Net interest income after provision for loan losses	1,642	588	174		2,404
Non-interest income	441	364	—		805
Non-interest expense	2,595	752	—		3,347
Amortization of intangibles	—	—	16	(E)	16

(Loss) income before income taxes	(512)	200	158		(154)
Provision for income taxes	—	—	—		—

Net (loss) income	$(512)	$200	$158		$(154)

Net (Loss) Income Per Common Share Basic and Diluted	$(0.17)	$0.27	$0.21		$(0.04)

Weighted Average Shares Outstanding	3,079,364	737,617	749,406		3,828,770

The unaudited pro forma condensed combined financial information for the year ended December 31, 2003, is based on the audited historical financial statements of Bancshares of Florida and Horizon.

Statement of Operations for the Year Ended December 31, 2003 (In thousands, except per share data):

	Bancshares of Florida, Inc.	Horizon Financial Corp.	Pro Forma Acquisition Adjustments		Combined
Interest income	$8,856	$4,725	$(52)	(F)	$13,529
Interest expense	3,278	2,359	(747)	(G,H)	4,890

Net interest income	5,578	2,366	695		8,639
Provision for loan losses	833	159	—		992

Net interest income after provision for loan losses	4,745	2,207	695		7,647
Non-interest income	1,335	1,070	—		2,405
Non-interest expense	8,789	3,124	—		11,913
Amortization of intangibles	—	—	64	(E)	64

(Loss) income before income taxes	(2,709)	153	631		(1,925)
Provision for income taxes	—	—	—		—

Net (loss) income	$(2,709)	$153	$631		$(1,925)

Net (Loss) Income Per Common Share Basic and Diluted	$(0.92)	$0.24	$0.84		$(0.52)

Weighted Average Shares Outstanding	2,948,514	650,847	749,406		3,697,920

We may redeem, in whole or in part, the Series A Preferred Stock, par value $0.01 with $3,570,000 from the proceeds of this offering upon its close. If we redeem all of the Series A Preferred Stock, it would decrease stockholders equity by such amount and increase the net loss available to common stockholders by $170,000. Pro forma net loss per share would be $(0.08) and $(0.57) for the three-month period ended March 31, 2004 and for the year ended December 31, 2003, respectively.

Description of Pro Forma Acquisition Adjustments

The purchase accounting and pro forma adjustment related to the unaudited pro forma condensed balance sheet and income statements are described below:

(A).	Issuance of 749,406 shares of Bancshares of Florida $0.01 par value common stock (737,617 shares outstanding plus 11,789 shares expected to be exchanged by Horizon option and warrant holders) with a value of $14.10 per share, combined with the value of vested Bancshares of Florida’s options issued to Horizon option holders.

(B).	To eliminate Horizon equity accounts.

(C).	To record fair value adjustments to Horizon assets acquired and liabilities assumed.

(D).	To record goodwill.

(E).	To record amortization of the core deposit intangible using the straight-line method over a 4.5 year life.

(F).	To reduce interest income for amortization of the fair value of adjustment to loans over a 8.4 year life.

(G).	To decrease interest expense for the effects of the fair value adjustments to deposits over a 1.7 year life.

(H).	To decrease interest expense for the effects of the fair value adjustments to borrowings over a 5.2 year life.

(I).	To record cash paid in consideration for cancellation of Horizon options and warrants.

Described below is the pro forma estimate of the total purchase price of the transaction, as well as the adjustment to allocate the purchase price based on preliminary estimates of the fair value of the assets and liabilities of Horizon:

The goodwill recorded in the merger is determined as follows:

(Dollars in thousands)

Estimated fair value of Bancshares of Florida’s common shares to be issued to Horizon’s shareholders	$10,564
Cash paid in consideration for the cancellation of Horizon options and warrants	440
Transaction related costs incurred by Bancshares of Florida in the merger	300

Total purchase price paid by Bancshares of Florida for Horizon	11,304
Less fair value of the net assets of Horizon	(4,611)

Goodwill recorded in the merger	$6,693

The fair value of the net assets of Horizon is determined as follows:

Horizon’s stockholders’ equity at March 31, 2004	$5,527

Increase in loans	434
Core deposit intangible	287
Increase in deposits	(1,094)
Increase in FHLB advances	(543)
Increase in deferred taxes*	(none )

Total fair value adjustments	$(916)

Fair value of the net assets of Horizon	$4,611

*	A fully deferred tax asset valuation allowance of $345,000 has been provided in these pro forma adjustments. Management believes at this time that it is not more likely than not that the tax benefits will be realized. Any future benefits realized would be recorded as a reduction of goodwill.

Horizon

Horizon Financial Corp. is a Florida corporation that was incorporated on June 15, 2001, to serve as the savings and loan holding company for Horizon Bank, FSB. Horizon is registered as a savings and loan holding company with the Office of Thrift Supervision.

Horizon Bank

Horizon Bank, FSB is Horizon’s only subsidiary. Horizon Bank operates from its main administrative office located at 1851 NW 125th Avenue, Pembroke Pines, Florida and one banking office located at 2000 North Flamingo Road, Pembroke Pines, Florida. Its deposits are insured by the Savings Association Insurance Fund of the FDIC to the maximum amount permitted by law. Horizon Bank is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth.

Business

Horizon’s goal is to serve the banking needs of individuals and small and medium-sized businesses in Pembroke Pines, Florida and surrounding areas in Broward County and Dade County, Florida. Horizon Bank’s operations are primarily retail oriented and principal activities are the taking of demand and time deposits and originating residential loans. Horizon Bank offers a wide range of banking services including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit and other associated services.

On March 31, 2004, Horizon’s unaudited interim financial statements reflected total assets of approximately $91.4 million, total net loans of approximately $78.6 million, total deposits of approximately $73.6 million, and total shareholders’ equity of approximately $5.5 million.

Banking Market. Horizon’s current banking market consists primarily of Broward County and Northern Dade County, Florida.

Competition. Horizon Bank competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities, and all other organizations and institutions engaged in money market transactions. With regard to its lending activities, Horizon Bank competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders.

Interest rates, both on loans and deposits, and prices of fee-based services, are generally significant competitive factors among financial institutions. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management, lines and letters of credit, and other commercial banking services. Most of Horizon Bank’s competitors have greater resources, broader geographic markets and higher lending limits than it has, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than it can. To counter these competitive disadvantages, Horizon Bank has attempted to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and the ability to make credit and other business decisions more quickly. Horizon Bank is proud of its reputation as an institution that is involved in the local communities through its financial support and its personnel’s participation in civic and charitable events and organizations.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. In terms of assets, Horizon Bank is one of the smaller financial institutions in South Florida.

Employees. Horizon has no full-time employees and Horizon’s executive officers are not compensated. On March 31, 2004, Horizon Bank had 26 full-time equivalent employees. Horizon Bank and its employees are not party to any collective bargaining agreement, and relations with its employees are considered to be good.

Legal Proceedings. From time to time, Horizon and Horizon Bank may become involved in legal proceedings occurring in the ordinary course of its business. However, subject to the uncertainties inherent in any litigation, management of Horizon believes there currently are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in Horizon’s financial condition or operations.

Properties. Horizon’s and Horizon Bank’s headquarters are located at the main administrative office located at 1851 N.W. 125th Avenue, Pembroke Pines, Florida. Horizon Bank also has a full-service banking office located at 2000 North Flamingo Road, Pembroke Pines, Florida. Horizon and Horizon Bank both lease their facilities.

MANAGEMENT

Executive Officers and Directors of Bancshares of Florida and Our Subsidiaries

The following table sets forth certain information with respect to Bancshares of Florida’s executive officers and directors.

Name	Position
Donald R. Barber	Director

Joe B. Cox	Vice-Chairman and Director

Earl L. Frye	Chairman and Director

H. Wayne Huizenga, Jr.	Director

John B. James	Director

LaVonne Johnson	Director

Edward Kaloust	Director

Martin P. Mahan	Executive Vice President and Chief Operating Officer

Michael L. McMullan	Director, Chief Executive Officer and President

Harry K. Moon, M.D.	Director

Michael T. Putziger	Director

Richard C. Rochon	Director

Ramon A. Rodriguez	Director

Craig D. Sherman	Chief Loan Officer

Terry W. Stiles	Director

David G. Wallace	Chief Financial Officer

Donald R. Barber, 61, a director of Bancshares of Florida and Chairman of the Board of Bank of Florida, N.A., is the Vice Chairman of Boran Craig Barber Engel Construction Co., Inc. He is a graduate of the University of Florida and has served the construction industry in Naples for over 36 years. Mr. Barber has been twice recognized as “Builder of the Year” by Collier Building Industry Association, given the “Silver Beaver Award” by the Boy Scouts of America and is a Laureate of Junior Achievement’s Business Leadership Hall of Fame. In addition to his professional affiliations with Associated Builders and Contractors, Collier Building Industry Association and Urban Land Institute, Mr. Barber currently is a director of the Education Foundation of Collier County, a director of the

Philharmonic Center for the Arts and serves as Co-Chairman of the Building Committee at North Naples United Methodist Church.

Joe B. Cox, 64, is a director of Bank of Florida, N.A.; Vice-Chairman of Bancshares of Florida; Chairman of the Board of Florida Trust Company; and Partner of Cox & Nici, P.A., a law firm in Naples, Florida. Mr. Cox received a Juris Doctorate in Law degree from the University of Tulsa Law School. He received his L.L.M. in Estate Planning from the University of Miami. Mr. Cox is Board Certified by the Florida Bar in Estate Planning and Taxation. He is a Fellow of The American College of Trust & Estate Counsel. He is a member of the Collier County Bar Association, the Florida Bar Association, and the American Bar Association. Mr. Cox’s community activities include serving as Board Member of Naples Community Hospital Foundation, The Community School of Naples, and Moffitt Cancer Research Center. Mr. Cox has previously served as president to the following organizations: Collier County Heart Association, Forum Club, YMCA of Collier County Endowment Board, and Greater Naples Civic Association.

Earl L. Frye, 75, Chairman of Bancshares of Florida, is a realtor, developer, and former banker who moved to Naples in 1962. He is President and Chief Executive Officer of Downing & Frye. Mr. Frye is a past President of the Naples Area Board of Realtors and Director of the Florida Association of Realtors, as well as past President of the Collier County Society of Real Estate Appraisers. His banking career began in 1968 when he served as a director of First National Bank and Trust Company of Collier County, which later merged with Southwest Florida Banks of Fort Myers. Southwest Florida Banks later merged with Sovran of Norfolk, Virginia, which became C&S Sovran. C&S Sovran then merged with NCNB of Charlotte. Mr. Frye served on all of the above parent boards and state boards, and he was also Chairman of First National Bank of Collier County. After the merger of C&S Sovran and NCNB, which became NationsBank, Mr. Frye served on the Florida/Georgia Board of Directors and chaired the Trust Committee. He has also served as Trustee for Naples Community Hospital.

H. Wayne Huizenga, Jr., 41, is a director for Bancshares of Florida and was a founding director of Bank of Florida, Fort Lauderdale. He is President of Huizenga Holdings, Inc., a diversified investment and management company located in Fort Lauderdale, Florida. Huizenga Holdings, Inc. manages investments in sports teams and venues, resorts, hotels, real estate, marinas and boat related businesses. Huizenga Holdings, Inc. owns the Miami Dolphins of the National Football League and Pro Player Stadium in South Florida. Mr. Huizenga was also a Vice President for Republic Industries, Inc., has worked at Blockbuster Entertainment Corporation and has served as President of Blue Ribbon Water Company. Mr. Huizenga received his B.S. from the University of Tampa in Tampa, Florida in 1985.

John B. James, 62, is a director of Bancshares of Florida; Bank of Florida, Fort Lauderdale; Bank of Florida, N.A.; and Florida Trust Company. Mr. James has been Chief Executive Officer and President of Bank of Florida, N.A. since October 2001. Mr. James retired from NationsBank (now Bank of America) on December 31, 1997, after 30 years in banking. Prior to his retirement, Mr. James served as President of the C&S Hillsborough County Bank. Mr. James has been involved in many civic activities, including Collier County Educational Foundation Board and the Economic Development Council of Collier County, and has participated in the Leadership Lee and Leadership Southwest Florida Programs. Mr. James received his B.S. degree in 1967 from Florida State University.

LaVonne Johnson, 71, a director of Bancshares of Florida and Bank of Florida, N.A., is a retired Planner and Project Director for Allegheny County, Pennsylvania. She and her husband maintain residences in both Pittsburgh, Pennsylvania and Marco Island, Florida. Mrs. Johnson is a member of the Art League of Marco Island and the Association of University Women, and serves as a Certified Tutor through the literacy program of the Collier County Library System. Mrs. Johnson has served in various elected capacities in Minnesota, including a member of the Board of Education, County Chairwoman of a political party and delegate to a National Political Convention. Mrs. Johnson received a B.A. degree in Political Science and Sociology from the University of Pennsylvania, she also received an M.B.A. degree from the University of Pennsylvania.

Edward Kaloust, 62, is an entrepreneur and investor in Tampa, Florida. From 1969 until December 2003, he was the Managing Partner of New England Financial’s Florida operations. Mr. Kaloust has been an insurance executive for over 40 years, and had been with New England Financial since 1969. He is the only two-time Manager of the Year in that organization’s history. Mr. Kaloust is a former director of Marblehead Bank and Trust, Marblehead, Massachusetts and is a graduate of American College in Bryn Mawr, Pennsylvania.

Martin P. Mahan, 51, is Executive Vice President and Chief Operating Officer of Bancshares of Florida and is President and Chief Executive Officer of Bank of Florida, Fort Lauderdale. Mr. Mahan has over 28 years of banking experience. Prior to assuming his current position with Bancshares of Florida, Mr. Mahan was Executive Vice President and Head of Retail Banking for Huntington Bancshares, Columbus, Ohio where he managed retail and small business banking for 535 offices. Prior to joining Huntington, Mr. Mahan held senior management positions in several Florida markets over 17 years with Barnett Banks, Inc., most recently as Executive Vice President and Director of Retail Banking for Bancshares of Florida. He has served on the board of directors of The Boys and Girls Club of Broward County and the United Way of Broward and Collier Counties and is a graduate of Leadership Broward. Mr. Mahan is a 1975 graduate of the University of Iowa with a degree in Financial Management.

Michael L. McMullan, 49, has served as a director, President and Chief Executive Officer of Bancshares of Florida, Inc. since its inception in 1998. He also currently serves as director and Chief Executive Officer of Florida Trust Company; a director of Bank of Florida, N.A.; and a director of Bank of Florida, Fort Lauderdale. Mr. McMullan began his career in banking in 1976, completing the Management Trainee Program at First Tennessee National Bank, Memphis. He became President of The Mississippi Bank, Canton Division in 1981. Subsequently, he managed the retail banking division of The Mississippi Bank from 1982 to 1983. He became President of First Mississippi National Bank, Jackson Division in 1983. In 1984, he accepted the position of Executive Vice President and Manager of the Lending Division at Republic Bank of South Austin, Texas. In 1990, Mr. McMullan became the Commercial Banking Executive for C & S Bank of Florida’s Jacksonville bank. He was transferred to Naples in 1991, where he was named Chief Operating Officer of C & S Bank of Florida’s Collier County Bank. Subsequent to the merger with NCNB, he was named Senior Banking Executive and Commercial Banking Manager of NationsBank, Collier County. In 1993, he accepted the position of Commercial Banking Executive for NationsBank’s Broward County Division and subsequently managed the Broward County and Palm Beach County divisions and was the Florida Market Manager for NationsBank’s Financial Strategies Group. His last position with NationsBank, now Bank of America, was that of Manager of the Economic Development Office for the State of Florida. He has served on the board of directors of the United Way of Jackson, Mississippi and Broward County, Florida; the Boys and Girls Club of Broward County; the Advisory Board of the Economic Development Councils in Collier County and Broward County; and the Board and Executive Committees of Boy Scouts of America, Central Texas and Central Mississippi regions. He presently serves on the Boards of Broward Workshop and Florida Bankers Association. Mr. McMullan received a BBS from the Chair of Banking at the University of Mississippi in 1976, and in 1979 received an MBA in Finance and Monetary Policy from Columbia University, New York.

Harry K. Moon, M.D., 54, is a director of Bancshares of Florida, Bank of Florida, Fort Lauderdale, and Florida Trust Company. Dr. Moon also serves as the Chairman of the Board for Bank of Florida, Fort Lauderdale. He is a plastic and reconstructive surgeon, and author of numerous papers, book chapters and physician education videocassettes. He is President of Himmarshee Surgical Partners, a private medical practice. Until December 2002, he was President and Chairman of Cleveland Clinic Florida Foundation. Prior to that appointment, Dr. Moon was Chief Executive Officer of Cleveland Clinic Florida beginning in October 1997 and, prior to that, Chief of Staff from 1990. Dr. Moon conceived of and developed Cleveland Clinic Florida Naples, now an integral part of Cleveland Clinic Florida and helped Cleveland Clinic Florida become an international healthcare resource. Dr. Moon serves as a Board member of numerous civic organizations. In 1996, the Juvenile Diabetes Foundation recognized Dr. Moon as Father of the Year and during the same year, he was appointed by former Governor Lawton Chiles as a Resident Member of the Florida Council of 100. In early 2000, Dr. Moon was named the recipient of the Physician Business Leadership Award, a peer-directed award given by Florida Medical Business Magazine recognizing individual sectors of the healthcare industry. Most recently, Governor Jeb Bush appointed Dr. Moon to Florida Gulf Coast University’s Board of Trustees.

Michael T. Putziger, 58, a director of Bancshares of Florida and Bank of Florida, N.A., is a partner in the law firm of Murtha, Cullina, LLP. He has served on the firm’s Board of Directors since its inception and has been on the management committee of the firm since 1974. He has represented banks and bank holding companies in general corporate matters. Mr. Putziger is Chairman of the Board of Directors of First Community Bank, Woodstock, Vermont. He serves as Director of DSCI Corporation and is Vice Chairman of The Winn Companies, a private real estate development company headquartered in Boston, Massachusetts. Mr. Putziger has served as a Director of First Bank in Chelmsford, Massachusetts, Shawmut Arlington Trust Company in Lawrence, Massachusetts, The Hibernia Savings Bank and Emerald Isle Bancorp in Quincy, Massachusetts and other northeastern located financial institutions. He received his B.A. from Syracuse University and his J.D. from Boston University.

Richard C. Rochon, 46, is a director of Bancshares of Florida and was a founding director of Bank of Florida, Fort Lauderdale. Mr. Rochon is Chairman and Chief Executive Officer of Royal Palm Capital Partners, a private investment and management fund. From 1985 to February 2002, Mr. Rochon served in various capacities with Huizenga Holdings, Inc., the last of which was President. Mr. Rochon also has served as director, since September 1996, of Boca Resorts, Inc., an owner and operator of luxury resort properties in South Florida and also has served on the Board of Century Business Services, Inc. since 1996. From 1979 until 1985 Mr. Rochon was employed as a certified public accountant by the public accounting firm of Coopers & Lybrand, L.L.P.

Ramon A. Rodriguez, 58, is a director of Bancshares of Florida and Bank of Florida, Fort Lauderdale. Mr. Rodriguez is President and Chief Executive Officer of Madsen, Sapp, Mena, Rodriguez & Co., a public accounting firm located in Fort Lauderdale, Florida. He received his undergraduate degree with a major in Accounting in 1971 from Florida Atlantic University in Boca Raton, Florida. In 1983, he completed the Owner’s and President’s Management Program at Harvard Business School in Cambridge, Massachusetts. He is a former President of the Florida Institute of Certified Public Accountants. Mr. Rodriguez is an active Board member of a number of civic organizations, including the United Way, Boys and Girls Club, Make-A-Wish Foundation and Florida Atlantic University Foundation. Mr. Rodriguez was previously a member of the Board of Directors of Barnett Bank of Broward County. He is an owner of DME Corporation, a manufacturing company located in Fort Lauderdale. He also serves on the Board of Directors of Republic Services, Inc., a New York Stock Exchange listed company.

Craig D. Sherman, 46, is Chief Loan Officer for Bancshares of Florida. Until 2003, Mr. Sherman was also Executive Vice President and Senior Lender for Bank of Florida, N.A. Mr. Sherman has over 22 years of banking experience, all of which is in the lending area. Prior to joining Bank of Florida, N.A. in 1999, Mr. Sherman served as Senior Vice President and subsequently as Vice President and Commercial Team Leader for SouthTrust Bank in Naples, Florida. Mr. Sherman is a 1979 graduate of Florida State University with a B.S. degree in Finance.

Terry W. Stiles, 56, is a director of Bancshares of Florida and Bank of Florida, Fort Lauderdale. He is Chairman and Chief Executive Officer of Stiles Corporation, a multi-million dollar, full-service real estate development company. Mr. Stiles assumed leadership of the Fort Lauderdale-based company in 1971 and under his direction, Stiles Corporation has expanded from a primarily residential construction firm to a full-service commercial real estate development company with established regional offices in Atlanta, Nashville, Charlotte and Fort Myers. Mr. Stiles is actively involved in his community. In 1999, the City of Fort Lauderdale elected him “Citizen of the Year.” He was designated “1995 Leader of the Year” by Leadership Broward Foundation, and was selected by the United Way as a “community hero” to carry the torch in the 1996 Olympic cross-country relay. Mr. Stiles has also received numerous awards and honors from his professional affiliations, including the NAIOP (National Association of Industrial Office Properties) National Developer of the Year in 2000. Mr. Stiles was the National President of NAIOP in 1997-98. He is an active member of the Executive Committee of Broward Workshop and the Board of Directors of the Broward Alliance.

David G. Wallace, 59, became Executive Vice President and Chief Financial Officer of Bancshares of Florida in January 2004. From 1988 to 2003, he served as Executive Vice President and Chief Financial Officer of Community Bank System, Inc., based in DeWitt, New York, which at the time of his retirement was a $3.4 billion asset, New York Stock Exchange listed commercial bank holding company. Mr. Wallace earned a Master of Business Administration Degree in Finance and Quantitative Methods from The Amos Tuck School at Dartmouth College in 1968 and a Bachelor of Arts Degree in Economics from Brown University in 1966.

Bank of Florida, N.A.

The Board of Directors of Bank of Florida, N.A. is comprised of 14 directors, most of whom have strong banking, business and community ties with Naples, Florida. Five of the directors were directors and members of management of other community banks in Naples that were subsequently acquired by out-of-state regional bank holding companies. The founding directors of Bank of Florida, N.A. saw a void created in the Collier/Lee County market following a number of mergers and acquisitions of community banks in the Naples area. While other de novo banks have been organized in Collier County, the directors of Bank of Florida, N.A. wanted to create a special community bank that could deliver bank services and products generally limited to larger banks, such as trust services. In addition to Messrs. Barber, Cox, James, McMullan, and Putziger and Mrs. Johnson whose biographical information was listed under Bancshares of Florida, the following individuals also serve as directors for Bank of Florida, N.A.:

Caroline Beasley, 41, is Vice President and Chief Financial Officer of Beasley Broadcast Group (“BBGI”), a publicly owned radio broadcasting company based in Naples, Florida. BBGI is the 16th largest radio broadcasting company in the United States. Ms. Beasley joined BBGI in 1983 and became Vice President and Chief Financial Officer in August 1994. She has been heavily involved in BBGI’s acquisitions and divestitures. She is a member of the Broadcast and Cable Financial Management Association and is a graduate of the University of North Carolina at Chapel Hill.

Thomas L. Cook, M.D., 59, is the Medical Director of Naples Day Surgery and President of Collier Anesthesia. Dr. Cook received his B.S. degree from the University of Alabama in 1966 and graduated from the University of Alabama Medical College in 1970. Dr. Cook has been associated with such organizations as the American College of Physicians, the Florida Society of Anesthesiologists, the International Anesthesia Research Society, the Society of Ambulatory Anesthesia and the American Academy of Pain Management. He has served as Diplomat to the American Board of Anesthesiology, American College of Anesthesiology and the National Board of Medical Examiners. Dr. Cook is licensed to practice medicine in both Florida and California.

James J. Guerra, M.D., 38, is a Board Certified Orthopaedic Surgeon and Sports Medicine Specialist in Naples, Florida. Dr. Guerra is an honors graduate of Northwestern University Medical School in Chicago, Illinois. He spent one year of advanced Fellowship Training in Sports Medicine at American Sports Medicine Institute in Birmingham, Alabama, with internationally known sports medicine expert James R. Andrews, M.D. Previously the head of Sports Medicine for the Cleveland Clinic Florida, Dr. Guerra founded Collier Sports Medicine and Orthopaedic Center in 1999. Dr. Guerra is a member of several professional societies including the American Orthopaedic Society for Sports Medicine, Arthroscopy Association of North America and the American Sports Medicine Fellowship Society.

Stanley W. Hole, 72, is Chairman Emeritus of Hole, Montes & Associates, a Naples-based civil engineering firm of which Mr. Hole was President when he retired in 1997, after serving for 32 years. Mr. Hole has also served as the Chairman of the South Florida Water Management District, as Chairman of the Florida Keys Aqueduct Authority and as Chairman of the Regional Planning Council. His involvement in the community includes membership in several Boards of Directors, such as the American Heart Association, Chamber of Commerce, Economic Development Council, Collier County Education Foundation, and the City of Naples Planning Advisory Board. He is on the Board of Naples Community Hospital and on the Executive Committee, the Bio Ethics Committee and Chairs the Building Committee. Mr. Hole received his undergraduate degree from the University of Miami.

Edward A. Morton, 56, is Chief Executive Officer of NCH Healthcare Systems, Inc. (Naples Community Hospital), where he served as Chief Financial Officer for over 25 years. Mr. Morton is a graduate of the University of Notre Dame with a B.S. degree in Public and Managerial Accounting. He completed graduate studies at Florida International University with a Master of Accountancy Program and Tax Law, and earned an MBA degree from the University of Miami. Mr. Morton also serves as a Commissioner for the Collier County Sheriff’s Office, Director of the Economic Development Council, Director of Florida Gulf Coast University and a Director of the Naples Area Chamber of Commerce. He is a member of the Collier County Health Advisors Board and a Trustee of the Youth Development Foundation.

Polly M. Rogers, 65, is Vice Chairperson of Bank of Florida, N.A. Until January 2002, she served as President of Bank of Florida, N.A. She resigned in May 2002, as an active bank officer. Prior to being an organizer with Bank of Florida, N.A., Mrs. Rogers was an organizer of Gulf Coast National Bank. Mrs. Rogers served as President and as a director of Gulf Coast until July 1996. From 1986 to 1994, Mrs. Rogers served as an Executive Vice President of Citizens National Bank of Naples until the bank merged with AmSouth Bancorporation. Mrs. Rogers is very involved in the community and has served on numerous charitable boards and locally sponsored organizations. She is a member of Royal Poinciano Golf Club and an active member of the First Baptist Church of Naples.

Craig D. Timmins, 44, is a Principal at Investment Properties Corporation of Naples and is a Certified Commercial Investment Member (CCIM), a designation from the Commercial Investment Real Estate Council of the Realtors National Marketing Institute, an affiliate of the National Association of Realtors. Mr. Timmins is a graduate of Rollins College, with a BA in Business Administration. Mr. Timmins has served as a Director of Sunrise Children’s Foundation since 1998, and has served as a mentor in the Quest for Kid’s Organization.

Bernard L. Turner, 77, is a businessman and developer who has been a resident of Naples for over 30 years. He formerly served as Chairman of the Board of the Florida Coastal School of Law, Jacksonville, Florida, which he co-founded in 1994. Mr. Turner has served as Trustee of the Collier County Economic Development Committee, was the founding Chairman of Creative Living, a non-profit corporation to provide housing for the needy elderly, and was appointed by former Florida Governor Bob Graham as a member of the State Board of Independent Colleges and Universities.

Bank of Florida, Fort Lauderdale

The Board of Directors of Bank of Florida, Fort Lauderdale is comprised of individuals with strong banking, business and community ties to Broward County, Florida. Six of the directors have been acknowledged for their civic contributions. Four of the directors previously served as local directors for

Barnett Bank of Broward County. When Barnett was acquired by NationsBank and then by Bank of America, they saw first-hand the need for a community bank that could provide personal service to the business and professional community. Through Bancshares of Florida, they proceeded to charter a community bank that focused on establishing personal bank relationships, prompt delivery systems with local decision-making authority. In addition to Messrs. Huizenga, James, McMullan, Moon, Rochon, Rodriguez and Stiles, whose biographical information was listed under Bancshares of Florida, the following individuals also serve as directors of Bank of Florida, Fort Lauderdale:

Jorge H. Garcia, 49, is Chairman and Chief Executive Officer of Garcia Brenner Stromberg, a 40-person architectural firm with offices in Boca Raton and Stuart, Florida and Banner Elk, North Carolina. He has a B.A. degree from the University of Miami and has been a registered architect in the State of Florida since 1978. Mr. Garcia founded Garcia Brenner Stromberg in 1987. In addition to receiving recognition for award winning designs, Garcia Brenner Stromberg received a “Special Mention” for Small Business of the Year 2001 by the South Florida Business Journal. Mr. Garcia is also President/Founder/CEO of GBS Development with the principal business of residential and small to medium-sized commercial development, and he manages an investment group known as Development Interests, Inc. In addition to his business ventures, Mr. Garcia has taken an active role in the community by providing design services to non-profit groups and also serving as a Board Member for several of South Florida’s leading charitable organizations.

Linda Gill, 51, is the president of Gill Hotels, which owns and operates the Sheraton Yankee Clipper and Sheraton Yankee Trader on Fort Lauderdale Beach. Ms. Gill brings to Bank of Florida, Fort Lauderdale nearly 30 years of experience in the hospitality and tourism industry and is a recipient of more than a dozen community awards. She holds leadership positions and serves on the board of directors for the Boys & Girls Club of Broward County, the Fort Lauderdale Historical Society, the Broward Women’s Alliance, the National Conference of Community & Justice, the Broward Workshop and the Beach Redevelopment City of Fort Lauderdale. Ms. Gill is the Chairperson of the Greater Fort Lauderdale Lodging & Hospitality Association and a board member of the Florida Hotel & Motel Association and FLA USA-Florida Tourism Commission (Visit Florida), as well as, Trustee of Nova Southeastern University and Vice Chair of the James Madison Institute/Foundation for Florida’s Future. Ms. Gill has been awarded the 2002 Kaleidescope Award from Broward General Children’s Hospital, the Virginia S. Young Founders Award from the Girl’s Scouts of Broward County, the Fort Lauderdale Chamber of Commerce’s Beach Council Award, the Arthritis Foundation’s Leader of the Year Award, the Profiles in Excellence Award from Henderson Mental Health and the Sun Sentinel 1994 Excalibur Award for Business Leader of the Year.

Keith Koenig, 52, is President and owner of City Furniture, a retail furniture chain based in South Florida, which was named 2001 Furniture Retailer of the Year by Furniture/TODAY. Mr. Koenig is active in the South Florida community. He is a board member and past chairman of the Museum of Discovery and Science and of Covenant House Florida. He also serves as a board member of Holy Cross Hospital and Co-chair of their Development Committee. He is a board member of the Broward Workshop, the Catholic Community Foundation and chaired the St. Gregory Catholic Church Capital Campaign. Mr. Koenig received a BSBA degree in 1973 and an MBA degree in 1975, both from the University of Florida, and he is still active in the University of Florida Business School Advisory Boards.

Thomas J. Miller, 59, is Chief Executive Officer of Miller Construction Company located in Fort Lauderdale, Florida. Mr. Miller is a State of Florida certified General Contractor who received his degree in Building Construction from the University of Florida in 1965. Mr. Miller has served on many community, civic and field related boards over the years. He has served as President of the Construction Association of South Florida, Chairman of the Broward Alliance and the Broward Workshop, and has held a seat on the Board of Trustees for the Broward Community College Foundation. He has also served on the boards of numerous charitable organizations such as the United Way of Broward County and the Fort Lauderdale Museum of Art. Mr. Miller has been the recipient of numerous awards including General Contractor of the Year awarded by both the American Subcontractor’s Association and the Broward Economic Development Council and was awarded Business Leader of the Year by the Fort Lauderdale Chamber of Commerce. In 1993, Mr. Miller received the Sun-Sentinel’s Excalibur award as Business Leader of the Year.

Steve H. Shelton, 54, is co-Chief Executive Officer and owner of Shelton Dealerships, Inc., representing nine automotive franchises in Fort Lauderdale, Naples, and Fort Myers. Mr. Shelton is a member of the Jaguar Dealer Advisory Council and a four-time recipient of the “Pride of Jaguar” award for Dealer Excellence. Mr. Shelton’s involvement in cars began long before he and his brother started Shelton Dealerships. Mr. Shelton is a holder of an FIA International Racing License and has an extensive racing career spaning 25 years, and includes a major championship and SCCA Driver of the Year, as well as positions as Contract Test Driver for Goodyear and Yokohama Racing Tires, and Contract Test and Development Driver for Swift and Reynard Racing Cars.

Florida Trust Company

Florida Trust Company is a wholly-owned subsidiary of Bancshares of Florida and is a registered investment advisor with full trust powers granted by the Florida Office of Financial Regulation. This subsidiary is an outgrowth of the vision of the founding directors of Bancshares of Florida to expand the services provided by our subsidiary banks. In addition to Messrs. Cox, James, McMullan, and Moon, whose biographical information was listed under Bancshares of Florida, Martin M. Wasmer and George A. Wilson serve as directors of Florida Trust Company.

Martin M. Wasmer, 43, is President of Wasmer, Schroeder & Company, Inc., an investment advisory firm. Mr. Wasmer has over 20 years experience in the real estate and bond markets. In 1983, Mr. Wasmer joined Miller & Schroeder Financial where he was involved in the sale and trading of municipal bonds. In 1985, he joined PaineWebber, Inc. and continued in the retail and institutional sales of municipal bonds. Mr. Wasmer left PaineWebber in May, 1988, to form Wasmer, Schroeder & Company, Inc. Mr. Wasmer is a board member of the Conservancy of Southwest Florida, the NCH Healthcare Foundation, and is involved in other charitable activities.

George A. Wilson, 49, is an attorney and partner in the Naples law firm of Cheffy, Passidomo, Wilson & Johnson. With a law degree from the University of Toledo, and an LLM in estate planning from the University of Miami, Mr. Wilson has practiced law in Naples since 1980, and is one of the city’s best-known attorneys and a frequent speaker at seminars and professional symposiums.

Julie W. Husler, 54, is President of Florida Trust Company and has more than 35 years of banking experience, including over 31 years of management responsibilities in investment management and trust, commercial and mortgage lending, commercial banking, merger and acquisitions, and regional consumer banking for Bank of America.

Bank of Florida, Tampa Bay (In Organization)

The Proposed Directors of Bank of Florida, Tampa Bay (In Organization), who are expected to serve on its initial Board of Directors, are comprised of the following individuals (their biographical information is set forth below, except for Messrs. Kaloust, Mahan and McMullan whose biographical information was listed under Bancshares of Florida), all of whom have strong banking, business and community ties to Tampa Bay and Hillsborough County, Florida:

Name	Position
Michael E. Barger	Director
John P. Barrett Jr., M.D.	Director
Bradford G. Douglas	Director
Hon. Sam M. Gibbons	Director
Roy N. Hellwege	President and Director
H. Wingfield Hughes	Director
Edward Kaloust	Director, Interim and Proposed Chairman
Martin P. Mahan	Director
Michael L. McMullan	Director
Mary Anne Reilly	Director
L. David Shear	Director
Robert F. Shuck	Director, Interim and Proposed Vice Chairman
Holly B. Tomlin	Director

Michael E. Barger, 49, is a life-long Tampa resident. As a commercial real estate developer and broker, he is extremely well versed in all areas of real estate lending. He established Barger Realty, Inc. in 1987 which has grown into MiDA Group, Inc, a nationally known real estate development firm which has handled countless development projects nationwide.

John P. Barrett, Jr. M.D., 64, is the founder and director of The Florida Knee and Orthopedic Centers. He opened that practice in 1983, and expanded his practice beyond treating knees in 1991. Dr. Barrett trained in orthopedics at Harvard University and Massachusetts General Hospital. He received a medical degree from Thomas Jefferson Medical School and interned in general surgery at The George Washington University Hospital.

Bradford G. Douglas, 47, is active in all aspects of real estate site selection, development and transactions for major commercial enterprises, including banks. He has been engaged in the development, sale, financing and leasing of retail, office, warehouse and multi-family product since 1981. Since 1993, Mr. Douglas has been directly involved and responsible for over $90 million in commercial development, $240 million in institutional investment sales and $75 million in financings.

Hon. Sam M. Gibbons, 84, was a Member of the United States Congress in the House of Representatives from 1962 to 1996. In such capacity, he served as Chairman of the Ways and Means Committee and its Subcommittee on Trade. He currently is Chairman of Gibbons & Company, an international business and trade consulting firm.

Roy N. Hellwege, 46, served as Community Bank President for the Tampa Bay Area Region for Gold Bank from 2002 until September 2003. Prior to that he was Tampa Bay Area President and Chief Executive Officer for the Colonial Bank beginning in 1998. From 1979 to 1998, Mr. Hellwege worked with SunTrust Bank in a number of divisions, including Corporate Banking, Private Banking, Asset Quality and Credit Policy. He also held the positions of Regional President for both St. Petersburg and Tampa.

H. Wingfield Hughes, 60, has been President and Chairman of the Board of Forrester-Smith, Inc., a promotional products distributor since 1986.

Mary Anne Reilly, 49, is a certified public accountant and founding shareholder of Reilly Fisher & Solomon, P.A., a prominent regional accounting firm located in Tampa, Florida. Ms. Reilly was a former partner in the Tampa Office of Arthur Andersen, LLP and is an honors graduate of Notre Dame University.

L. David Shear, 67, is an attorney and a shareholder of Ruden McClosky’s Corporate, Real Estate and Banking Practice Groups. He joined that firm in 2000, after it merged with his firm Shear, Newman, et al. From 1973 to 1986, Mr. Shear was a director of Pan American Bank of Tampa.

Robert F. Shuck, 66, is Vice Chairman of Raymond James Financial, Inc. and Executive Vice President of Raymond James & Associates, Inc. He is also a Certified Public Accountant and a Certified Financial Planner.

Holly B. Tomlin, 45, established Tomlin Staffing, Inc. in 1985 and was the first woman elected president of Rotary Club of Tampa in its 85 year history. Tomlin Staffing was a finalist for the Tampa Chamber of Commerce Small Business of the Year Award for 1999 and 2002.

Bank of Florida, Palm Beach County

After the merger with Horizon Financial Corp. is consummated and the charter of Horizon Bank is relocated to Boca Raton, Horizon Bank will be renamed “Bank of Florida, Palm Beach County.” The following individuals have indicated that they are willing to serve on the Board of Directors of Bank of Florida, Palm Beach County once the relocation has been completed. All of these individuals have strong banking, business and community ties to Boca Raton and Palm Beach County, Florida. The biographical information for Messrs. Garcia and Rochon was listed under Bank of Florida, Fort Lauderdale and Bancshares of Florida, respectively.

Name	Position
Jan Carlsson	Director
Charles K. Cross	President, CEO and Director
P. Rodney Cunningham	Director
Timothy R. Devlin	Director
Jorge H. Garcia	Director and Prospective Vice Chairman
Charles R. Krauser	Director
Thomas Laird, Phd. Martin P. Mahan Betty Masi	Director Director Director
Howard McCall, Jr.	Director
William McKay, M.D. Richard C. Rochon	Director Director and Prospective Chairman

Jan Carlsson, 32, is Assistant Chief Executive Officer and a Director of Lynn Insurance Group, a commercial insurance provider with operations in 48 states and 12 Canadian territories, headquartered in Boca Raton, Florida. Mr. Carlson serves on the Board of Trustees for Lynn University, a co-educational private university, also located in Boca Raton, and is a managing partner of Merlion Holdings, LLC, a real estate development company.

Charles K. Cross, Jr., 46, is the proposed President, Chief Executive Officer, and a Director for Bank of Florida, Palm Beach County. Mr. Cross has 25 years of commercial and private banking experience with organizations including J.P. Morgan Trust Company from November 2001 to February 2004, Wachovia Bank, where he was Senior Vice President for regional corporate banking for South Florida from July 1998 until November 2001, and NationsBank and Barnett Bank prior to that time. Mr. Cross managed teams focusing on small, middle market, large corporate, and commercial real estate relationships. He is currently a Trustee of the Boca Raton Chamber of Commerce, and a member of the Dean’s Council for the College of Business at Florida Atlantic University.

P. Rodney Cunningham, 56, is an entrepreneur in the transportation, communications and real estate industries. He founded Boca Raton Transportation, Inc. (passenger transportation) in 1978 and Cunningham Communications, Inc. (wireless communications) in 1984. He previously served on the board of directors of Barnett Bank of Palm Beach County, Florida, Transportation Casualty Insurance Company, Fort Lauderdale, Florida and as an independent director of the mutual fund, Ivy Mackenzie International Solutions. He currently serves as a Trustee of The Children’s Place at Home Safe, a director of The 100 Club of south Palm Beach County and is on the Advisory Board of the Calypso Insurance Company.

Timothy R. Devlin, 44, is a Partner and Executive Board Member of Daszkal Bolton LLP, a regional public accounting firm. Mr. Devlin has served as the director of the tax services since 1997. He was formerly a Senior Manager with Ernst & Young, and is a member of the American and Florida Institutes of Certified Public Accountants.

Charles R. Krauser, 69, is Chairman and Chief Executive Officer of Atlantic Development and Management Corp., a company he formed to develop and manage research, industrial and office buildings and create a high profile real estate portfolio. That portfolio presently exceeds 1,200,000 square feet of space, which is occupied by investment grade corporate tenants on long term, triple net leases with another 500,000 square feet in the planning stage. Mr. Krauser is a Director and member of the Executive Committee of International Bioimmune Systems, Inc., a biopharmaceutical company in New York developing products to detect, monitor and treat cancer. He is a member of the Dean’s Advisory Council of the Florida Atlantic University College of Business in Boca Raton, Florida and serves on the Board of the Tri-County Humane Society, and the Foundation Board for the Boca Raton Community Hospital.

Thomas Laird, Phd., 59, is president of the South Congress Industrial Center Property Owners Association and Chairman of its board of directors, 1980-1989, 1991-Present. He also has built and now owns and manages four office/warehouse buildings in the South Congress Industrial Center in Boca Raton. Dr. Laird has taught finance and money and banking courses at the University of Miami. He also taught undergraduate and graduate finance and real estate classes at Florida Atlantic University for 27 years. He has also served on numerous committees for the State of Florida, City of Boca Raton, as well as on many university committees for Florida Atlantic University. Dr. Laird was a financial planning and benefit consultant for IBM for seven years.

Howard McCall, Jr., 57, has been the President of American Equipment Company, an export management company, since 1983. He is also President and Managing Partner of Mafeks International, LLC.

William McKay, M.D., 44, is a partner in Lighthouse Orthopaedic Associates. Dr. McKay currently serves on the Board of Governors and has served as chief of surgery at West Boca Medical Center. He was honored in 2003 by the Arthritis foundation as Doctor of the Year for excellence in Orthopaedics and Orthopaedic Surgery. Following medical school at Wayne State University and residency training at the University of Illinois-Chicago, Dr. McKay moved to Florida in 1990 to begin private practice. He is a board certified orthopaedic surgeon and serves as a select member of the National Orthopaedic Education Society.

Betty Masi, 50, is Vice President of Seawood Builders, a division of Catalfumo Construction. Under her and her partner/husband Ed Masi’s management, Seawood Builders increased its gross receipts from $3 million in 1989 to more than $90 million in March, 2004, at which time Seawood was purchased by Catalfumo Construction creating a $300 million construction powerhouse in the South Florida marketplace. Ms. Masi serves as President of the Board of Directors for SOS Children’s Village of Florida and is on the Board of Directors for North Broward Preparatory School.

Management and Operations After the Merger

As soon as practicable following the merger with Horizon, and subject to any necessary regulatory and shareholder approvals, the Board of Directors of Bancshares of Florida will take steps to reconstitute its size to 18 individuals, 16 of whom shall be current members of the Board of Directors of Bancshares of Florida and two of whom shall be current members of the Board of Directors of Horizon. In addition the Board of Directors of Bank of Florida, Fort Lauderdale will take steps to reconstitute its size to 12 individuals, 10 of whom shall be current members of the Board of Directors of Bank of Florida, Fort Lauderdale and two of whom shall be current members of the Board of Directors of Horizon.

Board Compensation

Directors of Bancshares of Florida, Bank of Florida, N.A. and Bank of Florida, Fort Lauderdale do not currently receive cash compensation for their services as directors, although members may be reimbursed for reasonable expenses incurred in attending meetings. To date, directors of our subsidiaries have been granted non-qualified stock options in lieu of cash compensation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information regarding our President and Chief Executive Officer, and our four other most highly compensated executive officers whose aggregate compensation exceeded $100,000 in 2003.

Summary Compensation Table
	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation (2)	Stock Options (3)

Michael L. McMullan President and Chief Executive Officer of Bancshares of Florida	2003 2002 2001	$160,000 156,950 142,921	$20,000 80,000 0	$30,900 36,184 13,062	10,000 30,000 2,500

Martin P. Mahan Chief Operating Officer of Bancshares of Florida, and President and Chief Executive Officer of Bank of Florida, Fort Lauderdale	2003 2002	$150,000 65,998	$15,000 50,000	$15,600 2,600	10,000 22,000

John B. James President and Chief Executive Officer of Bank of Florida, N.A.	2003 2002 2001	$147,800 147,800 12,317	$5,000 0 0	$15,940 8,936 0	— 20,000 —

Craig D. Sherman Chief Loan Officer of Bancshares of Florida	2003 2002 2001	$125,000 114,083 108,273	$7,500 0 0	$7,200 7,800 7,800	— — —

Julie W. Husler President and Chief Executive Officer of Florida Trust Company	2003 2002 2001	$111,300 105,844 111,239	$0 0 0	$6,000 0 0	— 8,000 —

Explanation of Columns:

(1)	Annual Cash Bonus Award – Annual incentive awards, which were paid during the year or immediately following the year indicated.

(2)	Other Annual Compensation – All additional forms of cash and non-cash compensation paid, awarded or earned, including automobile allowances and club membership costs.

(3)	Stock Options – Grants of stock options made under Bancshares of Florida’s 1999 Stock Option Plan.

Employment Agreements with Certain Executive Officers

Michael L. McMullan. Mr. McMullan entered into a joint employment agreement dated as of April 28, 1999, with Bancshares of Florida and Bank of Florida, N.A., pursuant to which Mr. McMullan is to serve as Chief Executive Officer of Bancshares of Florida and Bank of Florida, N.A. By consent of the parties, Mr. McMullan is now exclusively the President and Chief Executive Officer of Bancshares of Florida. The employment agreement, as amended, provides for a term of three years and a minimum annual base salary of $140,000. His current annual base salary is $187,500. The agreement automatically renews at the end of each three-year period, unless either party gives notice of non-renewal. Mr. McMullan’s salary must be reviewed annually by our Board of Directors. Mr. McMullan is also eligible to receive a bonus which will not exceed 40% of his annual base salary. In addition, Mr. McMullan has been granted stock options (pursuant to the employment agreement) to purchase 30,000 shares of the common stock of Bancshares of Florida at an exercise price of $10.00 per share.

In the event of a “change of control” of Bancshares of Florida, as defined in the employment agreement, Mr. McMullan will be entitled to give written notice to us of termination of his employment agreement and to receive a cash payment equal to 250% of his annual salary, and an additional cash payment equal to the excess, if any, of the aggregate market value of the number of shares of common stock of Bancshares of Florida subject to options held by Mr. McMullan over the aggregate exercise price of all such options.

The employment agreement provides that we may terminate the employment of Mr. McMullan with or without cause, but that in the latter case, Mr. McMullan will receive a severance payment equal to the amount he would be entitled to in the event of a change in control, as described above. In addition, the employment agreement contains a non-compete provision which provides that in the event the employment agreement is terminated by Bancshares of Florida or Bank of Florida with cause, or by Mr. McMullan, Mr. McMullan may not, without our written consent, either directly or indirectly, serve as an employee of any financial institution within Broward, Collier, Dade, Lee or Palm Beach Counties for a period of 12 months after such termination.

Martin P. Mahan. Mr. Mahan is our Chief Operating Officer and President and Chief Executive Officer of Bank of Florida. He also entered into an employment agreement, dated as of September 16, 2002, with Bank of Florida, Fort Lauderdale. Under this contract, which has a three-year term, Mr. Mahan is to receive a minimum annual base salary of $150,000, which will be reviewed annually by the Board of Directors of Bank of Florida. His current annual base salary is $172,500. In addition, Mr. Mahan is eligible to receive a bonus which will not exceed 40% of his annual base salary, but no grant of stock options is provided for by his contract. Mr. Mahan is also subject to a non-compete provision substantially similar to Mr. McMullan’s, except its geographic scope is limited to Broward, Palm Beach and Collier Counties. In addition, Mr. Mahan received a relocation bonus of $50,000 for his move to Fort Lauderdale. In all other respects, Mr. Mahan’s contract is identical to that of Mr. McMullan’s, including the entitlement to receive a cash payment equal to 250% of his annual salary in the event of a “change in control” as defined in the agreement.

Craig D. Sherman. Mr. Sherman is our Chief Loan Officer. He also entered into a joint employment agreement, dated as of May 3, 1999, with Bancshares of Florida and Bank of Florida, N.A. By consent of the parties, Mr. Sherman no longer serves as an officer of Bank of Florida, N.A. Under this contract, which has a three-year term, Mr. Sherman is to receive a minimum annual salary of $90,000, which must be reviewed annually by the Board of Directors. As amended, the employment agreement automatically renews at the end of each three-year period unless either party gives notice of non-renewal. Mr. Sherman’s current annual base salary is $132,500. In addition, Mr. Sherman is eligible to receive a bonus which will not exceed 40% of his annual base salary. Mr. Sherman has been granted stock options to purchase 20,000 shares of our common stock at an exercise price of $10.00 per share. Mr. Sherman is also subject to a non-compete provision substantially similar to Mr. McMullan’s, except its geographic scope is limited to Collier and Lee Counties. In all other respects, Mr. Sherman’s contract is identical to that of Mr. McMullan’s, including the entitlement to receive a cash payment equal to 250% of his annual salary in the event of a “change in control” as defined in the agreement.

Stock Option Grants in 2003

Name	Number of Shares Subject to Options Granted	Percent of Total Options Granted to Employees in 2003	Exercise Price	Expiration Date
Michael L. McMullan	10,000	22.25%	$11.29	10/21/13
Martin P. Mahan	10,000	22.25%	$11.29	10/21/13

No options were exercised by executive officers during 2003.

Aggregated Fiscal Year-end Option Values

The following table discloses the aggregate value of the unexercised options held by each of the five officers listed in the above Summary Compensation Table:

Name	Number of Shares Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the Money Options at December 31, 2003
	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael L. McMullan	38,500	34,000	$182,490	$148,360
Martin P. Mahan	6,500	26,000	$30,810	$110,440
John B. James	5,300	16,000	$25,122	$75,840
Craig D. Sherman	20,000	0	$94,800	$0
Julie W. Husler	0	8,000	$0	$37,920

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Certain Beneficial Owners

The following table contains information regarding the only person known to us, other than certain executive officers and directors listed below, to be the beneficial owner of five percent or more of our outstanding shares of common stock as of June 11, 2004.

Name and Address of Beneficial Owner	Number of Common Shares Owned(*)	% of Beneficial Ownership
Keefe Managers, LLC 375 Park Avenue New York, New York 10152-0139	242,650	7.8%

(*)	Includes shares for which the named person:

•	Has sole voting and investment power,

•	Has shared voting and investment power with a spouse, or

•	Holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes, but does not include shares that may be acquired by exercising stock options.

Directors and Executive Officers

The following table contains information regarding the current beneficial ownership of our common stock of each director and non-director executive officer as of June 11, 2004. The number and percentage of shares held by each person reflects the number of shares that person currently owns, plus the number of shares that person has the right to acquire through the exercise of stock options or warrants, which are exercisable within the next 60 days.

Name and Address(1)	Number of Shares Owned(2)	Right to Acquire(3)	% of Beneficial Ownership(4)
Donald R. Barber	25,000	3,073	1.00%
Joe B. Cox	28,530	17,256	1.48
Earl L. Frye	23,530	16,756	1.30
Stanley W. Hole(5)	14,760	9,664	0.79
H. Wayne Huizenga, Jr.	25,000	5,475	0.99
John B. James	23,730	18,633	1.37
LaVonne Johnson	149,504	16,481	5.36
Martin P. Mahan	1,000	6,500	0.02
Luc C. Mazzini, D.D.S.(5)	40,000	15,427	1.79
Michael L. McMullan	10,000	38,500	1.56
Harry K. Moon, M.D.	10,052	6,655	0.54
Michael T. Putziger	68,000	2,449	2.29
Richard C. Rochon	10,000	5,829	0.51
Ramon A. Rodriguez	11,000	7,903	0.61
Polly M. Rogers(5)	23,530	14,507	1.23
Craig D. Sherman	1,000	20,000	0.68
Terry W. Stiles	23,000	5,949	0.94
Bernard L. Turner(5)	49,530	15,457	2.10
David G. Wallace	—	—	—

All Directors and Executive Officers as a Group (19 individuals)	537,166	226,514	23.0%

(1)	All listed shareholders are either directors or executive officers of Bancshares of Florida and may be reached at Bancshares of Florida’s executive offices at 1185 Immokalee Road; Naples, Florida 34110.

(2)	Includes shares for which the named person:

•	has sole voting and investment power,

•	has shared voting and investment power with a spouse, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(3)	Includes shares that may be acquired by exercising stock options and/or warrants exercisable within 60 days of the record date.

(4)	The determination of “beneficial ownership” of our common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares.

(5)	Messrs. Hole, Mazzini, and Turner and Ms. Rogers did not stand for re-election at the June 22, 2004 annual meeting of shareholders.

As of March 31, 2004, Bancshares of Florida was not aware of any arrangements that may result in a change in control of Bancshares of Florida.

The following table reflects the number of shares to be issued upon the exercised options granted under Bancshares of Florida’s 1999 Stock Option Program, the weighted-average exercise price of all such options, and the total number of shares of common stock reserved for issuance upon the exercise of authorized, but not-yet-granted options, as of December 31, 2003. The table reflects the same information for warrants that are issued and outstanding.

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	# of Equity Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders	311,799	$10.30	88,201
Warrants Issued With Organization	191,856	$10.00	N/A

Total	503,655	$10.19	88,201

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time-to-time, we make loans to our executive officers and directors in accordance with our usual loan approval criteria. We made all such loans on substantially the same terms, including interest rates and collateral, as loans we make to unaffiliated parties. As of March 31, 2004, the aggregate balance of all such loans was approximately $10.0 million, or 4.2% of gross loans and 4.0% of total deposits.

In connection with the effort to organize Bank of Florida, Fort Lauderdale, our Board of Directors asked Mr. McMullan to relocate to Fort Lauderdale to oversee the organizing efforts and to serve as President and Chief Executive Officer of Bank of Florida. To help Mr. McMullan and Bancshares of Florida, we have leased Mr. McMullan’s personal residence in Naples, Florida on a month-to-month basis. The monthly lease payment is $3,500. The lease permits us to sublease the property, which we have done.

DESCRIPTION OF CAPITAL STOCK

Bancshares of Florida’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, 3,094,199 shares of common stock were issued and outstanding. In addition, there are 1,000,000 shares of preferred stock, $0.01 par value authorized, of which there are 34,000 shares issued and outstanding.

Common Stock. Holders of common stock are entitled to receive ratably dividends, if any, declared by the Board of Directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably, based on the number of shares held, in our assets remaining after payment of all of our debts and liabilities.

Holders of common stock are entitled to one vote per share on all matters submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock which we may issue or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock. Bancshares of Florida’s articles of incorporation authorize the Board of Directors to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Moreover, the number of authorized, but unissued, shares will provide us with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of our common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to our stock. In conjunction with a prior registration of our common stock in Texas, we agreed that any future issuance of preferred stock will be approved by a majority of our independent directors who have had the opportunity, at our expense, to discuss such issuance with corporate or independent counsel.

As of March 31, 2004, there were 34,000 shares of non-voting Series A Preferred Stock outstanding. Each share of Series A Preferred Stock is entitled to receive a quarterly stock divided payable in shares at a rate of 2% per quarter (8% per year). The shares may be redeemed on a declining premium scale starting at $105 per share, if redeemed in less than one year and declining to $100, if redeemed after five years.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our Board of Directors to respond to attempts to acquire control of a Florida corporation such as Bancshares of Florida. In addition, our Articles of Incorporation and Bylaws contain certain provisions that could defer or delay a change in control. These provisions may discourage takeover attempts which have not been approved by the Board of Directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These anti-takeover provisions may:

•	Adversely affect the price that a potential purchaser would be willing to pay for our common stock;

•	Deprive you of the opportunity to obtain a takeover premium for your shares;

•	Make the removal of incumbent management more difficult;

•	Enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and

•	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. The authorized but unissued shares of our common and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common and preferred stock may enable our Board of Directors to issue shares of stock to persons friendly to existing management. Although the Board of Directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the common shareholders. Our Board of Directors will make any determination to issue common or preferred shares based on its judgment as to the best interests of our company.

Transactions with Interested Persons. Our Articles of Incorporation contain certain restrictions on transactions with “Interested Persons”, which are defined as any person beneficially owning 5% or more of the common stock. Under our Articles of Incorporation, any covered transaction with an Interested Person must be approved by a two-thirds vote of the shareholders unless the covered transaction was approved by three-fourths of the Board of Directors, in which case the covered transaction will require the approval of a majority of the outstanding shares. For purposes of this restriction, a covered transaction includes any merger or consolidation of the Bancshares of Florida or its subsidiaries with the Interested Person, any sale, lease or other disposition of all or a substantial part (defined as assets having a market value of 25% of Bancshares of Florida’s total assets) of Bancshares of Florida’s assets to the Interested Person, the issuance of any securities to an Interested Person or the liquidation of Bancshares of Florida.

In addition, unless certain fair price criteria are satisfied, any business combination with an Interested Person will require the approval of a majority of the shares of common stock which are not beneficially owned by the Interested Person. For purposes of this limitation, a business combination is any merger or consolidation of Bancshares of Florida or its subsidiaries with any Interested Person, any sale, lease or other disposition of all or a substantial part (defined as assets having a market value of 25% of Bancshares of Florida’s total assets) of Bancshares of Florida’s assets, or the issuance of any securities to an Interested Person. Any amendment to the foregoing provisions of the Articles of Incorporation must be approved by at least three-quarters of the outstanding shares of common stock.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits our Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Bancshares of Florida, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal and economic effects on the employees, customers and suppliers of Bancshares of Florida and its subsidiaries, and on the communities and geographical areas in which they operate. Our Board of Directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our Board of Directors believes that these provisions are in the long-term best interests of Bancshares of Florida and our shareholders.

Control Share Acquisitions. We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors, unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

•	Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

•	Acquisitions of shares possessing a majority or more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transfer Agent and Registrar

Our transfer agent and registrar is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Limited Liability and Indemnification

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	The director breached or failed to perform his duties as a director, and

•	A director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	a circumstance under which an unlawful distribution is made; or

•	in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct.

A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

Our Articles of Incorporation and Bylaws provide that we shall, to the fullest extent permitted by applicable law, as amended from time-to-time, indemnify all of our directors as well as any of our officers or employees to whom we have agreed to grant indemnification.

THE OFFERING

Terms of the Offering

We are offering 1,250,000 shares of our common stock, par value $0.01 per share through Advest, Inc., our underwriter. See “Underwriting.” To properly subscribe for shares in the offering, the appropriate sections of the Order Form must be completed.

Purchase Price

$______	per share to the general public

Grant of Warrants to Founding Directors and Prospective New Directors

In consideration of their efforts in organizing Bank of Florida, Tampa Bay (In Organization) and the attendant personal financial risks assumed by them, the Founding Directors will be issued warrants as of the date the new bank opens for business to purchase shares of Bancshares of Florida common stock having an aggregate exercise price of $1,066,666. Each Founding Director will receive a warrant to purchase one share of stock at the public offering price, for each two shares of common stock purchased, similar to what was granted to the organizational directors of each of our subsidiary banks. These warrants vest over a five year period thereby promoting continuity of leadership. The warrants issued to the Founding Directors of Bank of Florida, Tampa Bay (In Organization) will not result in a compensation charge in 2004.

Warrants will also be issued to the Prospective New Directors of Bank of Florida, Palm Beach County for the efforts they have made in developing Palm Beach County as an attractive market for our expansion and participating in the planning of our expansion into that market. The Prospective New Directors have served as sources of business referrals, marketing and site selection advice, and helped with employee recruitment. The Prospective New Directors will each receive a warrant to purchase one share of stock at the offering price for each two shares of common stock purchased, up to an amount of warrants having an aggregate exercise price $500,000. The warrants issued to the Prospective New Directors of Bank of Florida, Palm Beach County, will result in a compensation charge for an amount equal to the fair value of the warrants issued, which is estimated to be approximately $250,000. Such charge will be recorded by us over the exercise period.

All issued warrants will have the same terms and will provide the holder with the opportunity to profit from any future increase in the market value of the underlying common stock. Twenty percent of the warrants issued to each organizer or prospective director will become exercisable on the date that the respective bank opens for business or commences operating as a subsidiary of Bancshares of Florida, and 20% will become exercisable on each of the four succeeding anniversaries of that date. Warrants will expire five years from the date the respective new bank opens for business or becomes a subsidiary of Bancshares of Florida. No holder of any warrant will be entitled to vote, receive dividends or be deemed the holder of common stock for any purpose until the warrant has been exercised and the common stock purchasable upon the exercise of the warrant has been delivered.

We have reserved sufficient shares of common stock for issuance upon exercise of the warrants. The reserved shares are included in the registration statement, of which this prospectus is a part. Further, we have filed an undertaking with the Securities and Exchange Commission that we will maintain an effective registration statement by filing any necessary post-effective amendments or supplements to the registration statement throughout the term of the warrants with respect to the warrants and the shares of common stock issuable upon exercise of the warrants.

Purchase Limitations

We reserve the right to reject any over-subscription or any subscription in the offering, in whole or in part. Shares will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities until such clearance has been obtained. The minimum number of shares any person may purchase in the offering is 500.

No person will be allowed to purchase, individually or together with associates of, or persons acting in concert with such person, shares of common stock, which when aggregated with current holdings, would result in the individual owning more than 9.9% of the outstanding shares at the conclusion of the offering.

Under Federal regulations, a rebuttable presumption of concerted action will arise:

(a)	a person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step-brothers, sisters, step-sisters and grandchildren; the father, mother, brother, sisters of the person’s spouse; and the spouses of the foregoing);

(b)	in addition, the following persons will be presumed to be acting in concert:

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of Bancshares of Florida;

•	companies under common control;

•	persons that are parties to any agreement, contract, understanding, relationship or other arrangement, whether written or otherwise, regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 255.42(a)(5) of Regulation Y;

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78n), and the rules promulgated thereunder by the Securities and Exchange Commission; and

•	a person and any trust for which the person serves as trustee.

Intention of Directors, Founding Directors, Prospective New Directors, and Executive Officers

The directors and executive officers of Bancshares of Florida, along with the Founding Directors of Bank of Florida, Tampa Bay (In Organization) and the Prospective New Directors of Bank of Florida, Palm Beach County have indicated that they intend to subscribe for up to 600,000 shares, in the aggregate in the offering. Assuming the acquisition of 600,000 shares, such persons would be deemed to beneficially own 26% of the common stock outstanding on a pro forma basis following the offering, assuming the sale of 1,250,000 shares. This number includes their holdings prior to the offering of 538,000 common shares, along with 600,000 shares purchased in this offering. In addition, the Founding Directors of Bank of Florida, Tampa Bay (In Organization) and the Prospective New Directors of Bank of Florida, Palm Beach County will have warrants to purchase an aggregate of              shares of our common stock after this offering. Any shares purchased by these individuals will be purchased for investment and not with a view to resell such shares. Investors should not place any reliance on the intended purchases of shares by our directors and executive officers as an indication of the merits of this offering or that such a person’s investment decision is shared by unaffiliated investors.

Transfer Agent

Our transfer agent for our common stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated                     , 2004, between Advest, Inc., as representative of the underwriters named below, the underwriters named below have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the underwriters, the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriter	Number of Shares
Advest, Inc.

Total

The underwriting agreement provides that the obligations of underwriters is subject to various conditions, including approval of certain legal matters by underwriters’ counsel. The nature of the underwriters’ obligation is that they are committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are not purchased.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of underwriters’ over-allotment option to purchase additional shares of common stock.

	Without over-allotment exercise	With over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    .

The underwriters’ discount is equal to         % of the public offering price. The underwriters propose to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $             per share to selected brokers and dealers. After

this offering, the underwriters may change the price to the public, concession, allowance or re-allowance.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 187,500 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any.

The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

Our directors and executive officers and certain of our significant shareholders have agreed not to offer, pledge (except in connection with the exercise of stock options), sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any of our other equity securities for a period of 180 days after the date of this prospectus without the prior written consent of Advest.

We have also agreed that we will not, without the prior written consent of Advest, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus. This restriction does not apply to the sale to the underwriter of the shares of common stock under the underwriting agreement or to transactions by any person other than Bancshares of Florida relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares upon the exercise of options granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Advest, the additional options shall not be exercisable during the 180-day period.

In the course of their business, the underwriters provide brokerage and other services to us and our affiliates, including the execution of securities transactions and the making of margin loans.

The underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transaction may be effected on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

We have applied to have our shares of common stock approved for listing on the Nasdaq National Market System.

The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement which is on file as an exhibit to the Registration Statement.

CHANGE IN ACCOUNTANTS

On August 15, 2003, we received formal notice from our then certifying accountants, Hill, Barth and King, LLC, stating their resignation as our independent accountants. At a meeting on July 15, 2003, the Board of Directors, with the recommendation of the audit committee, selected the accounting firm of KPMG LLP as our independent auditors for the fiscal year ended December 31, 2003. In their letter of resignation Hill, Barth and King, LLC indicated that they would not be registering with the Public Company Accounting Oversight Board as mandated by the Sarbanes-Oxley Act of 2002, and, accordingly would be precluded from providing audit services to us for the years ended December 31, 2003 and beyond.

In connection with its audits of the two most recent years and during the subsequent interim period there have been no disagreements with Hill, Barth & King, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to the satisfaction of Hill, Barth & King, LLC would have caused them to make reference in their report to the matter. This includes disagreements which were resolved to the satisfaction of Hill, Barth & King, LLC.

Hill, Barth & King, LLC’s reports on our financial statements for December 31, 2002 and December 31, 2001, did not contain an adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles.

We requested, and received from Hill, Barth & King, LLC, a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the statements made by us as set forth above and, if not, stating the respects in which they did not agree. The letter was attached as Exhibit 16 to our Form 8-K filed with the Securities and Exchange Commission on August 22, 2003.

LEGAL MATTERS PERTAINING TO THE OFFERING

The validity of the common stock offered hereby and certain other legal matters will be passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tampa, Florida. Certain matters will be passed upon for the underwriters by Malizia Spidi & Fisch, PC, Washington, DC.

CERTAIN EXPERTS

The consolidated financial statements of Bancshares of Florida as of December 31, 2003, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bancshares of Florida as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of Hill, Barth and King, LLC, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Horizon Financial Corp. as of December 31, 2003 and 2002, and for each of the years then ended have been included herein and in the registration statement in reliance upon the report of Hacker, Johnson & Smith, P.A., independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, including the exhibits and schedules thereto, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information that you can find in the registration statement.

You may read and copy our registration statement and any reports, statements and other information which we may file with the Securities and Exchange Commission at their public reference room in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operations of the public reference room.

The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding Registrants such as us that file electronically with the Securities and Exchange Commission. The address of this website is www.sec.gov.

You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the bank regulatory agencies, such other information is superseded by the information in this prospectus. Bancshares of Florida does not have a designated web-site, however, its investor relations information is contained on a company-wide website at www.bankofflorida.net.

BANCSHARES OF FLORIDA, INC.

HORIZON FINANCIAL CORPORATION

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Bancshares of Florida, Inc.:

We have audited the accompanying consolidated balance sheet of Bancshares of Florida, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Bancshares of Florida, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bancshares of Florida, Inc. and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Fort Lauderdale, Florida

January 27, 2004

Hill, Barth & King, LLC

Trianon Centre

3777 Tamiami Trail, North, Suite 200

Naples, Florida 34103

(941) 263-2111 Telephone

(941) 263-0496 Facsimile

www.hbkcpa.com

Board of Directors and Stockholders of

Bancshares of Florida, Inc.

Naples, Florida

Independent Auditors’ Report

We have audited the accompanying consolidated balance sheet of Bancshares of Florida, Inc. and its subsidiaries, Bank of Florida, N.A., Bank of Florida, Inc. and Florida Trust Company Inc. (collectively, the Company) as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bancshares of Florida Inc. and subsidiaries as of December 31, 2002 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Hill, Barth & King, LLC

Certified Public Accountants

February 10, 2003

Naples, Florida

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(In thousands, except share and per share data)

	2003	2002
ASSETS
Cash and due from banks	$8,299	$4,940
Interest-bearing deposits due from other banks	46	2,023
Federal funds sold	79	19,410

TOTAL CASH AND CASH EQUIVALENTS	8,424	26,373

Securities available for sale—NOTE 2	8,072	6,664
Loans—NOTE 3	200,490	105,889
Less:
Allowance for loan losses—NOTE 3	1,568	907
Unearned income and deferred loan fees and costs	115	47

NET LOANS	198,807	104,935

Other investments, at cost	739	461
Premises and equipment—NOTE 4	4,724	5,037
Accrued interest receivable	788	474
Other assets	1,056	591

TOTAL ASSETS	$222,610	$144,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits—NOTE 5	$201,154	$129,327
Accrued interest payable	41	26
Accrued expenses and other liabilities	195	176

TOTAL LIABILITIES	201,390	129,529

Commitments—NOTE 7
Stockholders’ Equity—NOTE 10:
Preferred stock, par value $.01 per share, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $.01 per share, 20,000,000 shares authorized, 3,079,199 and 2,079,199 shares issued and outstanding for 2003 and 2002, respectively	31	21
Additional paid-in capital	29,634	20,661
Accumulated deficit	(8,389)	(5,680)
Accumulated other comprehensive (loss) income	(56)	4

TOTAL STOCKHOLDERS’ EQUITY	21,220	15,006

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$222,610	$144,535

See accompanying notes to consolidated financial statements

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

(In thousands, except share and per share data)

	2003	2002	2001
INTEREST INCOME
Interest and fees on loans	$8,363	$5,677	$4,104
Interest on securities and other	421	87	83
Interest on federal funds sold	72	120	263

TOTAL INTEREST INCOME	8,856	5,884	4,450

INTEREST EXPENSE
Interest on deposits	3,256	2,426	2,227
Interest on other borrowings	22	12	24

TOTAL INTEREST EXPENSE	3,278	2,438	2,251

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	5,578	3,446	2,199
PROVISION FOR LOAN LOSSES	833	487	215

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,745	2,959	1,984
NON-INTEREST INCOME
Mortgage lending	343	203	158
Trust fees, net	492	297	149
Service charges and fees	491	308	181
Gain on sale of securities-available for sale	9	—	—

TOTAL NON-INTEREST INCOME	1,335	808	488

NON-INTEREST EXPENSES
Salaries and employee benefits—NOTE 18	4,379	3,462	1,731
Occupancy expenses	1,416	820	214
Equipment rental, depreciation and maintenance	785	507	275
General operating—NOTE 14	2,209	1,618	804

TOTAL NON-INTEREST EXPENSES	8,789	6,407	3,024

LOSS BEFORE INCOME TAXES	(2,709)	(2,640)	(552)
INCOME TAXES—NOTE 6	—	—	—

NET LOSS	$(2,709)	$(2,640)	$(552)

NET LOSS PER SHARE: BASIC AND DILUTED	$(0.92)	$(1.48)	$(0.47)

WEIGHTED AVERAGE SHARES OUTSTANDING	2,948,514	1,784,892	1,165,370

See accompanying notes to consolidated financial statements

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2003, 2002 and 2001

(in thousands)

	Comprehensive Loss	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands, except share data)
Balance at December 31, 2000		1,165	$12	$11,550	$(2,488)	—	$9,074
Net loss	$(552)	—	—	—	(552)	—	(552)
Comprehensive loss	$(552)

Balance at December 31, 2001		1,165	12	11,550	(3,040)		8,522

Common stock issued, net of offering cost of $18		914	9	9,111	—	—	9,120
Net loss	$(2,640)	—	—	—	(2,640)		(2,640)
Other comprehensive loss:
Unrealized holding gain on securities available for sale arising during the year, income tax expense of $2	4	—	—	—	—	4	4

Comprehensive loss	$(2,636)

Balance at December 31, 2002		2,079	21	20,661	(5,680)	4	15,006
Common stock issued, net of offering costs of $1,017		1,000	10	8,973	—	—	8,983
Net loss	$(2,709)	—	—	—	(2,709)	—	(2,709)
Other comprehensive loss:
Unrealized holding loss on securities available for sale arising during the year, income tax benefit of $2	(60)	—	—	—	—	(60)	(60)

Comprehensive loss	$(2,769)

Balance at December 31, 2003		3,079	$31	$29,634	$(8,389)	$(56)	$21,220

See accompanying notes to consolidated financial statements

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

(In thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,709)	$(2,640)	$(552)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	653	386	197
Provision for loan losses	833	487	215
Accretion of deferred loan fees and costs, net	(68)	(86)	(68)
Amortization (accretion) of investments, net	46	—	—
Gain on sale of securities-available for sale	(9)	—	—
Increase in accrued interest receivable	(314)	(131)	(113)
Increase in other assets	(465)	(462)	(58)
Increase (decrease) in accrued interest payable	15	22	(22)
Increase (decrease) in accrued expenses and other liabilities	19	(105)	226

NET CASH USED IN OPERATING ACTIVITIES	(1,999)	(2,529)	(175)

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in interest-bearing deposits in banks with maturities in excess of 90 days	—	—	(4,000)
Net increase in loans	(94,637)	(37,490)	(35,321)
Proceeds from the sale of securities available for sale	5,342	—	—
Proceeds from maturing securities and principal payments on securities available for sale	1,230	—	—
Purchase of securities available for sale	(8,077)	(6,582)	(164)
Purchase of other investments	(278)	—	—
Proceeds from other investments	—	30	—
Proceeds from maturities of securities held to maturity	—	—	1,000
Purchase of premises and equipment	(340)	(3,245)	(225)

NET CASH USED IN INVESTING ACTIVITIES	(96,760)	(47,287)	(30,710)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	71,827	65,066	24,152
Borrowings on (repayment of) short-term notes	—	(4,000)	4,000
Net proceeds from issuance of common stock	8,983	9,120	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	80,810	70,186	28,152

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,949)	20,370	(2,733)
CASH AND CASH EQUIVALENTS
Beginning of year	26,373	6,003	8,736

End of year	$8,424	$26,373	$6,003

See accompanying notes to consolidated financial statements

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2003, 2002 and 2001

(In thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$3,263	$2,416	$2,273

Non-cash Transactions:
Unrealized holding (loss) gain on value on securities available for sale, net of tax of $2, $(2), and $0	$(60)	$4	$—

See accompanying notes to consolidated financial statements

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Consolidation:

Bancshares of Florida, Inc. (the Company), formerly Citizens Bancshares of South Florida, Inc., was incorporated under the laws of the state of Florida. The Company had a secondary public offering that closed June 30, 2002 and used the proceeds to open a new bank, the Bank of Florida, in Ft. Lauderdale, Florida. Bank of Florida began operations on July 16, 2002. In September 2002, Citizens Capital Management, Inc., a wholly-owned subsidiary of Citizens National Bank of Southwest Florida, changed its name to Florida Trust Company.

In February 2003, the Company completed a $10.0 million secondary stock offering, resulting in net proceeds of $8.983 million. A portion of the proceeds from the offering was used to organize a state-chartered trust company and purchase Florida Trust Company from Bank of Florida, N.A., f/k/a Citizens National Bank of Southwest Florida. The remaining proceeds were used for expansion.

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Bank of Florida, N.A., and Bank of Florida (collectively, the Banks), and Florida Trust Company. All significant intercompany balances and transactions have been eliminated.

The assets under advisement by Florida Trust Company, as well as the obligations associated with those assets, are not included as part of the consolidated financial statements of the Company.

Nature of Operations:

The Banks provide a full range of commercial and consumer banking services primarily within the Naples and Ft. Lauderdale, Florida areas. Bank of Florida, N.A., a national bank, is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. Bank of Florida is a state chartered bank and is subject to regulation of the Florida Department of Financial Services and the Federal Deposit Insurance Corporation.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant changes in the near term are related to the determination of the allowance for loan losses. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash, demand balances due from banks and federal funds sold with original maturities of three months or less are considered cash and cash equivalents.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

Investment Securities:

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. Trading securities are recorded at fair value with unrealized gains and losses included in operations. No investments are held for trading purposes or classified as held to maturity. Securities not classified as trading or held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders’ equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

A decline in the fair value of any available for sale security or held to maturity security below cost that is deemed other than temporary results in a reduction of the carrying amount to fair vale. The impairment is charged to earnings and a new cost basis for the security is established. Premiums are amortized and discounts are accreted over the life of the related security as an adjustment to yield using a method that approximates the interest method. Dividend and interest income are recognized when earned.

Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statements of operations.

Loans:

Loans are stated at the principal amount outstanding, net of unearned income, any net deferred fees and costs on originated loans, and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower’s financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

Non-refundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method as an adjustment to the related yield.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical peer bank experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical peer bank loss experience adjusted for qualitative factors.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets, ranging from three to twenty years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is less.

Income Taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. The Company and its subsidiaries file a consolidated tax return.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

Reclassifications:

The consolidated financial statements for 2002 and 2001 have been reclassified to conform with the presentation for 2003. Such reclassifications had no effect on net results of operations.

Losses Per Common Share:

Basic loss per share represent net loss divided by the weighted-average number of common shares outstanding during the year. Because we reported net losses in 2003, 2002 and 2001, all potentially dilutive securities were anti-dilutive and basic and diluted loss per share were the same in those periods.

At December 31, 2003, there were 311,799 common stock options and 191,856 warrants, respectively, that were anti-dilutive and therefore not included in the above calculation. At December 31, 2002, there were 142,600 common stock options and 78,526 warrants, respectively, that were anti-dilutive and therefore not included in the above calculation. At December 31, 2001, there were 118,100 common stock options and 113,330 warrants, respectively, that were anti-dilutive and therefore not included in the above calculation. Refer to NOTE 10.

Components used in computing loss per share for the year ended December 31, 2003 are summarized as follows (In thousands, except share data):

Basic and Dilutive Loss per Share	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Loss available to common shareholders	$(2,709)	2,948,514	$(0.92)

Components used in computing loss per share for the year ended December 31, 2002 are summarized as follows:

Basic and Dilutive Loss per Share	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Loss available to common shareholders	$(2,640)	1,784,892	$(1.48)

Components used in computing loss per share for the period ended December 31, 2001 are summarized as follows:

Basic and Dilutive Loss per Share	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Loss available to common shareholders	$(552)	1,165,370	$(0.47)

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

Stock-based Compensation:

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 124, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirement using a fair-value-based method of accounting for stock-based compensation plans. As permitted by existing standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended.

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends Financial Accounting Standards Board (FASB) SFAS No. 123, “Accounting for Stock-Based Compensation”. It provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation.

The per share weighted average fair value of stock options granted during 2003, 2002 and 2001 was $5.56, $3.27 and $4.11, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	32.00%	0.00%	0.00%
Risk free interest rate	3.81%	3.96%	5.29%
Expected life	10 years	10 years	10 years

Had compensation cost for the Company’s stock option plan been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company’s pro forma net loss and net loss per share would have been as follows (In thousands):

	2003	2002	2001
Net loss as reported	$(2,709)	$(2,640)	$(552)
Total stock-based employee compensation (expense) income determined under fair value based method for all awards net of related tax effects	(415)	86	(42)

Pro forma net loss	$(3,124)	$(2,554)	$(594)

Basic and diluted net loss per share as reported	$(0.92)	$(1.48)	$(0.47)

Basic and diluted pro forma net loss per share	$(1.06)	$(1.43)	$(0.51)

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

New Accounting Pronouncements:

The Company has reviewed all new accounting pronouncements issued through 2003 and has determined that none of them would have a material impact on the consolidated financial condition or results of operations.

On November 25, 2003, the FASB’s Emerging Issues Task Force (EITF) ratified a consensus decision on new disclosure requirements related to unrealized losses on investment securities applicable to fiscal years ending after December 15, 2003 requiring institutions covered by FASB No. 115 to include certain disclosures in 2003 annual reports. Unrealized losses on investment securities must be summarized in table format, distinguishing between securities in a continuous unrealized loss position for 12 months or more and securities in a continuous unrealized loss position for 12 months or less, including aggregate unrealized losses of securities whose fair values are below book values as of the reporting date and the aggregate fair value of securities whose fair values are below book values as of the reporting date.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, requires, among other things, recording a liability for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management’s future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. The provisions of Statement 146 are effective prospectively for exit and disposal activities initiated after December 31, 2002, with early application encouraged. This statement did not have a material impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34” which requires disclosures about the guarantor’s obligations and liquidity risks related to guarantees issued. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. This interpretation did not have a material impact on the Company’s consolidated financial statements.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

New Accounting Pronouncements (Continued):

In December 2003, the FASB issued a revised Interpretation No. 46, “Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51”, (“FIN 46R”). FIN 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The provisions of FIN 46R are generally effective for existing (prior to February 1, 2003) variable interest relationships of a public entity no later than the end of the first reporting period that ends after March 15, 2004. However, prior to the required application of this interpretation a public entity that is not a small business issuer shall apply FIN 46R to those entities that are considered to be special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003. The Company applied the portion of FIN 46R that is applicable to special purpose entities effective 31, 2003, with no material effect, and will apply the remainder of FIN 46R to its first quarter 2004 financial statements with no material effect anticipated.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The statement is effective for contracts entered into or modified after June 30, 2003. The statement did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement did not have a material impact on the Company’s consolidated financial statements.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 2—SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available for sale shown in the consolidated balance sheets of the Company at December 31 are as follows (In thousands):

	AMORTIZED COST	GROSS UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
December 31, 2003
Mortgage-backed securities of U.S. government agencies	$5,078	5	(53)	5,030
U.S. Treasury securities and other U.S. agency obligations	2,499	5	(21)	2,483
Independent Bankers Bank stock	51	—	—	51
Corporate bonds	500	8	—	508

Totals	$8,128	18	(74)	8,072

	AMORTIZED COST	GROSS UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
December 31, 2002
Mortgage-backed securities of U.S. government agencies	$3,082	2	—	3,084
U.S. Treasury securities and other U.S. agency obligations	3,025	4	—	3,029
Independent Bankers Bank stock	51	—	—	51
Corporate bonds	500	—	—	500

Totals	$6,658	6	—	6,664

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank’s portfolio and analysis servicer. As of December 31, 2003, the amortized cost and estimated fair value of investment securities, by contractual maturities, are as follows (In thousands):

	AMORTIZED COST	FAIR VALUE
Due after one through five years	$2,704	2,688
Due after five through ten years	1,697	1,682
Due after ten years	3,676	3,651

	8,077	8,021
Independent Bankers Bank Stock	51	51

Totals	$8,128	8,072

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

Proceeds from sales of securities available for sale for the year ended December 31, 2003 amounted to $5,342,000. Gross gains recorded on sales of securities available for sale for the year ended December 2003 amounted to $9,000.

Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities available for sale:
Mortgage-backed securities of U.S. government agencies	$(53)	$4,051	$—	$—
U.S. Treasury securities and other U.S. agency obligations	(21)	1,454	—	—

Total securities available for sale	$(74)	$5,505	$—	$—

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

NOTE 3—LOANS

The composition of loans at December 31 is as follows (in thousands):

	2003	2002
Commercial	$34,217	$12,597
Real estate	135,443	74,231
Lines of credit	20,748	13,930
Consumer	10,082	5,131

Total loans	$200,490	$105,889

The majority of the Company’s lending activities are conducted principally with customers located in the Naples and Ft. Lauderdale, Florida areas. Real estate loans are comprised of commercial real estate and residential 1 to 4 family loans. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income producing commercial properties. Although the Bank’s loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

At December 31, 2003 and 2002, the Company did not hold any loans that were classified as impaired loans.

The Company had two loans for $47,000 and two loans for $257,000 on non-accrual as of December 31, 2003 and 2002, respectively. Income that would have been recognized during 2003, 2002 and 2001 on such loans if they were in accordance with their original terms was $4,000, $12,000 and $24,000, respectively.

The activity in the allowance for loan losses for the years ended December 31 is as follows (in thousands):

	2003	2002	2001
Balance at beginning of year	$907	494	281
Provision charged to operations	833	487	215
Charge-offs	(176)	(74)	(2)
Recoveries	4	—	—

Balance at end of year	$1,568	907	494

NOTE 4—PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following (in thousands):

	2003	2002
Land and land improvements	$545	545
Building	1,057	1,056
Leasehold improvements	1,243	1,167
Furniture, fixtures and equipment	1,640	1,542
EDP equipment and software	1,698	1,533

	6,183	5,843
Less accumulated depreciation and amortization	1,459	806

Total premises and equipment	$4,724	5,037

Depreciation and amortization expense was $653,000, $386,000, and $197,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 5—DEPOSITS

Deposits at December 31 are comprised of the following (in thousands):

	2003	2002
Interest-bearing:
Money market	$60,610	32,348
Negotiable order of withdrawal accounts	18,800	13,826
Savings	871	1,058
Certificates of deposit:
Less than $100,000	60,608	37,037
$100,000 or more	34,760	28,911

	175,649	113,180
Demand (non-interest bearing)	25,505	16,147

Total deposits	$201,154	129,327

Included in interest expense is $1,005,000, $987,000 and $1,135,000, which relates to interest on certificates of deposit of $100,000 or more for 2003, 2002 and 2001, respectively.

The maturities on certificates of deposits as of December 31, 2003 are as follows (in thousands):

2004	$45,889
2005	31,410
2006	11,169
2007	652
2008	6,248

Total	$95,368

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 6—INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the US federal income tax rate to pretax income for the years ended December 31, 2003, 2002 and 2001 due to the following:

	2003		2002		2001
Computed “expected” tax benefit	$(921)	(34.00)%	$(898)	(34.00)%	$(188)	(34.00)%
Increase (decrease) in income taxes resulting from:
Valuation allowance on deferred tax asset	991	36.58%	944	35.75%	196	35.43%
State income taxes, net of Federal tax benefit	(94)	(3.45)%	(92)	(3.47)%	(18)	(3.29)%
Other permanent differences	24	0.87%	46	1.72%	10	1.86%

	$—		$—		$—

No income tax provision has been recorded for each of the years in the three year period ended December 31, 2003. At December 31, 2003 and 2002, the Company assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carry-forward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2003 and 2002.

The components of deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

	2003	2002
Deferred tax assets:
Net operating loss carry-forwards	$2,510	$1,617
Allowance for loan losses	541	300
Organizational and startup costs	253	403
Unrealized loss on investment securities	21	—

	3,325	2,320
Valuation allowance	(3,012)	2,021

Deferred tax assets, net	313	299

Deferred tax liabilities:
Depreciation on premises and equipment	313	299
Unrealized gain in investment securities	—	2

	313	301

Deferred tax liabilities, net	$—	$(2)

At December 31, 2003, the Company had a tax net operating loss carry-forward of approximately $6,671,000 expiring during 2019 through 2023.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 7—COMMITMENTS

The Company has entered into an operating lease agreement for certain bank offices, which expire on various dates through 2012. In addition, the Company has operating leases for office equipment, which expire on various dates through 2005. Rent expense was $976,000 for 2003, $567,000 for 2002, and $134,000 for 2001 related to these leases.

Future minimum rental commitments as of December 31, 2003 are as follows (in thousands):

Year ending—
December 31, 2004	$842
December 31, 2005	768
December 31, 2006	776
December 31, 2007	800
December 31, 2008	825
Thereafter	2,390

Total minimum payments required	$6,401

The Company and the Banks have entered into employment agreements expiring at various dates through September 2005 with five senior officers providing for annual compensation aggregating approximately $608,000.

As of December 31, 2003, the Company had available $25,100,000 in lines of credit with financial institutions. Approximately $8,900,000 of these lines of credit are for variable rate borrowing. Borrowings from the Federal Home Loan Bank of Atlanta (FHLB) may be on a fixed or variable rate basis. Of the $16.2 million line with the FHLB, $8.8 million in collateral of first mortgage, single family residences has been pledged, enabling borrowing availability of $7.5 million (85% of pledged collateral).

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 8—RETIREMENT PLAN

The Company maintains a 401(k) Retirement Plan (the Plan) to which eligible employees may contribute from a percentage of their pay. Currently the Company makes matching contributions to the Plan on behalf of eligible employees equal to 50% of the first 8% of the employees’ contributions. The Company made contributions to the Plan in the amounts of $93,000, $40,000 and $10,000 during 2003, 2002 and 2001. Employees who have completed at least three months of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee’s account. Company contributions, if made, become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service.

NOTE 9—RELATED PARTY TRANSACTIONS

The Banks have granted loans to executive officers and directors of the Banks and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 2003 is as follows (in thousands):

Loan balances at December 31, 2002	$3,347
New loans	6,927
Repayments	(247)

Loan balances at December 31, 2003	$10,027

The Banks also have accepted deposits from employees, officers and directors of the Banks and the Company and from affiliates of such officers and directors. The deposits were accepted on substantially the same terms as those of other depositors. Such deposits amounted to approximately $15,039,000 at December 31, 2003 and $20,991,000 at December 31, 2002.

During 2002, the Company engaged Centuric LLC (f/k/a MSMR) of Ft. Lauderdale, Florida, to manage the Information Technology functions of the Company and the Banks. This service, for which the Company paid approximately $135,000 in 2003 and $19,000 in 2002, primarily includes computer hardware and software, telephones, and disaster recovery.

In 2002, the Company entered into a lease for a banking facility and office space located at 1185 Immokalee Road, Naples, Florida owned by Citizens Reserve, LLC. Citizens Reserve, LLC is principally owned by several directors of the Company. Monthly lease payments as of December 31, 2003 were $59,000. Total rent charged to operations under this lease was $645,000 and $170,000 in 2003 and 2002, respectively, and $0 in 2001. The lease term expires in 2012. Commitments under this lease agreement are included in NOTE 7.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 10—STOCK OPTIONS

In 2000, the Company adopted the 1999 Stock Option Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options to officers and key employees. The Plan, as amended, authorizes grants of options to purchase up to 400,000 shares of authorized but unissued common stock. The exercise price of the stock options may not be less than the fair market value of common stock on the date the option is granted. The Plan provides for the grants of options at the discretion of the Board of Directors or a committee designated by the Board of Directors to administer the Plan. Each stock option granted under the Plan has a maximum term of ten years, subject to earlier termination in the event the participant ceases to be an employee. The stock options vest ratably over a five-year period commencing one year from the date of grant, except as otherwise decided by the Board of Directors. The Plan will terminate on August 24, 2009.

At December 31, 2003, there were 88,201 additional shares available for grant under the Plan.

Stock option activity during the periods indicated is as follows:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE OPTION PRICE PER SHARE
Balance December 31, 2000	98,500	$10.00
Granted	19,900	$10.00
Forfeited	(300)	$10.00

Balance December 31, 2001	118,100	$10.00
Granted	44,500	$10.00
Forfeited	(20,000)	$10.00

Balance December 31, 2002	142,600	$10.00
Granted	191,649	$10.50
Forfeited	(22,450)	$10.00

Balance December 31, 2003	311,799	$10.31

The following table summarizes information about the stock option outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (years)	Options Exercisable
$10.00-$10.15	259,850	7.9	87,000
$11.29	44,999	9.8	24,999
$14.74	6,450	10.0	—
$16.25	500	9.1	—

	311,799		111,999

In connection with its initial offering of common stock, the Company granted to certain organizers of the Company warrants to purchase 0.67 shares of common stock (at an exercise price of $10.00 per share) for each initial share purchased by such organizers in the offering. The warrants will vest in equal increments of 20% commencing on the date of grant (August 24, 1999) and on each anniversary date thereafter until fully vested. Warrants may be exercised in whole or in part for $10.00 per share beginning on the date of grant and expiring 10 years after the grant date. At December 31, 2003 warrants to purchase 191,856 common shares were outstanding.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 11—REGULATORY MATTERS

The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2003, no amount was available for distribution to the Company as dividends without prior approval.

The Company is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

	Capital to risk-weighted assets
	Total	Tier 1	Tier 1 capital to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

The Company was considered well capitalized as of December 31, 2003 and 2002.

Management is not aware of any events or circumstances that have occurred since December 31, 2003 that would change the Company’s capital category.

At December 31 actual capital levels and minimum required levels were as follows (in thousands):

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total capital (to risk weighted assets)
Consolidated	$22,971	12.52%	$14,618	8.00%	$18,272	10.00%
Bank of Florida, N.A.	$12,778	10.07%	$10,155	8.00%	$12,694	10.00%
Bank of Florida	$6,557	11.66%	$4,497	8.00%	$5,621	10.00%
Tier 1 capital (to risk weighted assets)
Consolidated	$21,402	11.66%	$7,309	4.00%	$10,963	6.00%
Bank of Florida, N.A.	$11,728	9.24%	$5,077	4.00%	$7,616	6.00%
Bank of Florida	$6,038	10.74%	$2,249	4.00%	$3,373	6.00%
Tier 1 capital (to average assets)
Consolidated	$21,402	10.32%	$8,786	4.00%	$10,983	5.00%
Bank of Florida, N.A.	$11,728	7.61%	$6,167	4.00%	$7,709	5.00%
Bank of Florida	$6,038	9.59%	$2,519	4.00%	$3,149	5.00%

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002
Total capital (to risk weighted assets)
Consolidated	$15,911	16.33%	$7,795	8.00%	$9,745	10.00%
Bank of Florida, N.A.	$8,852	10.81%	$6,552	8.00%	$8,190	10.00%
Bank of Florida	$6,207	40.78%	$1,218	8.00%	$1,522	10.00%
Tier 1 capital (to risk weighted assets)
Consolidated	$15,006	15.40%	$3,898	4.00%	$5,847	6.00%
Bank of Florida, N.A.	$8,076	9.86%	$3,278	4.00%	$4,914	6.00%
Bank of Florida	$6,077	39.93%	$609	4.00%	$913	6.00%
Tier 1 capital (to average assets)
Consolidated	$15,006	10.99%	$5,460	4.00%	$6,825	5.00%
Bank of Florida, N.A.	$8,076	7.05%	$4,582	4.00%	$5,728	5.00%
Bank of Florida	$6,077	29.58%	$822	4.00%	$1,027	5.00%

NOTE 12—OFF-BALANCE SHEET RISK

In the normal course of business, the Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit through loans approved but not yet funded, lines of credit and standby letters of credit. The credit risks associated with financial instruments are generally managed in conjunction with the Banks’ balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting these commitments for which collateral is deemed necessary is maintained by the Banks.

Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks’ exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 2003 and 2002, the Bank had commitments of approximately $44,509,000 and $16,661,000, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $1,500,000 and $1,204,000 at December 31, 2003 and 2002, respectively.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

The following tables present the estimates of fair value of financial instruments as of December 31 (in thousands):

	2003
	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Financial assets:
Cash and cash equivalents	$8,424	$8,424
Securities available for sale	8,072	8,072
Net loans	198,807	201,610
Other investments	739	739
Accrued interest receivable	788	788
Financial liabilities:
Deposits	201,154	202,436
Accrued interest payable	41	41

	2002
	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Financial assets:
Cash and cash equivalents	$26,373	$26,373
Securities available for sale	6,664	6,664
Net loans	104,935	106,614
Other investments	461	461
Accrued interest receivable	474	474
Financial liabilities:
Deposits	129,327	130,948
Accrued interest payable	26	26

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For securities available for sale fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

Other investments: The carrying value of Federal Home Loan Bank and Federal Reserve Bank Stock approximates its fair value since it is restricted stock and would only be sold to the Federal Home Loan Bank at cost.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefits that result from low-cost funding provided by the deposit liabilities compared to the cost of alternate sources of funds.

Accrued interest: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

Off-balance sheet credit risk: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The fair value estimates are presented for on-balance sheet financial instruments without attempting to estimate the value of the bank’s long-term relationships with depositors and the benefit that results from low cost funding provided by deposit liabilities. In addition, significant assets which are not considered financial instruments and are, therefore, not a part of the fair value estimates include office properties and equipment.

NOTE 14—GENERAL OPERATING EXPENSES

The following amounts comprise general operating expenses for the years ended December 31 (in thousands):

	2003	2002	2001
Stationery and supplies	$175	$176	$57
Data processing	614	347	189
Professional and outside service fees	415	364	217
Advertising, marketing and public relations	127	179	57
Dues and subscriptions	64	62	39
Insurance	70	17	16
Meals and entertainment	120	106	59
Postage	97	69	31
Other	527	298	139

Totals	$2,209	$1,618	$804

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 15—CONDENSED FINANCIAL INFORMATION

The condensed financial information of Bancshares of Florida, Inc. (parent company only) as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, is as follows (in thousands):

BALANCE SHEETS

	December 31
	2003	2002
Assets:
Investment in and indebtedness of subsidiaries, at equity	$20,205	$14,156
Cash and due from banks	658	592
Other assets	370	320

	$21,233	$15,068

Liabilities:
Accrued expenses and other liabilities	$13	$62
Stockholders’ equity:
Preferred stock	0	0
Common stock	31	21
Additional paid-in capital	29,634	20,661
Accumulated deficit	(8,389)	(5,680)
Accumulated other comprehensive (loss) income	(56)	4

TOTAL STOCKHOLDERS’ EQUITY	21,220	15,006

	$21,233	$15,068

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	2003	2002	2001
Income:
Interest on investment securities and other	$0	$0	$18
Expenses:
Salaries and employee benefits	151	46	20
Occupancy	1	2	0
General operating	433	247	56

TOTAL EXPENSES	585	295	76

LOSS FROM OPERATIONS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET LOSS OF SUBSIDIARIES	(585)	(295)	(58)
Income taxes	0	0	0

LOSS BEFORE EQUITY IN UNDISTRIBUTED NET LOSS OF SUBSIDIARIES	(585)	(295)	(58)
Equity in undistributed net loss of subsidiaries	(2,124)	(2,345)	(494)

NET LOSS	(2,709)	(2,640)	(552)
Accumulated deficit:
Beginning of year	(5,680)	(3,040)	(2,488)

End of year	$(8,389)	$(5,680)	$(3,040)

STATEMENTS OF CASH FLOWS

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,709)	$(2,640)	$(552)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in undistributed net loss of subsidiaries	2,124	2,345	494
Increase in other assets	(50)	(316)	(4)
(Decrease) increase in accrued expenses and other liabilities	(49)	(137)	200

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(684)	(748)	138

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary banks	(8,233)	(9,969)	0

NET CASH USED IN INVESTING ACTIVITIES	(8,233)	(9,969)	0

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	8,983	9,120	0

NET CASH PROVIDED BY FINANCING ACTIVITIES	8,983	9,120	0

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66	(1,597)	138
Cash and cash equivalents:
Beginning of year	592	2,189	2,051

End of year	$658	$592	$2,189

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 16—MERGER

On December 18, 2003, Bancshares of Florida, Inc. entered into an Agreement and Plan of Merger with Horizon Financial Corp., the parent of an $87.4-million-asset federal savings bank based in Pembroke Pines, Florida, whereby Bancshares of Florida, Inc. will acquire all the outstanding shares of Horizon Financial Corp. in a stock-for-stock exchange of shares. The transaction, approved by the Boards of Directors of both companies, requires regulatory approval and approval of Horizon Financial Corp.’s shareholders. Bancshares of Florida, Inc.’s shareholders must approve the issuance of the stock comprising the merger consideration. Bancshares of Florida, Inc. anticipates closing the transaction by the end of the second quarter of 2004.

The agreement calls for a tax-free exchange of Bancshares of Florida, Inc. common stock for Horizon Financial Corp. common stock at a fixed exchange, subject to the average closing price of Bancshares of Florida, Inc. common stock. The per share merger consideration will be one share of Bancshares of Florida, Inc. common stock for each share of Horizon Financial Corp. common stock, if Bancshares of Florida, Inc.’s average closing price is between $11.00 and $16.00 per share for the 20 days preceding the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Bancshares of Florida, Inc. will have the option to adjust the exchange rate by increasing the share consideration. Bancshares of Florida, Inc. anticipates issuing 749,683 shares, assuming Bancshares of Florida, Inc.’s average closing price is between $11.00 and $16.00 per share.

Based on the closing price of Bancshares of Florida, Inc. common stock on December 17, 2003 of $14.00 per share, the merger consideration would equal approximately $11.0 million.

BANCSHARES OF FLORIDA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002 and 2001

NOTE 17—SEGMENT INFORMATION

Segment information for the Company as of and for the years ended December 31, 2003 and 2002 is as shown below. Other(*) includes consolidating eliminating entries and activity at the holding company level. The four business segments are comprised of the following: Bank of Florida, N.A. commenced operations in August 1999, based in Naples, Florida; Bank of Florida commenced operations in July 2002, based in Fort Lauderdale, Florida; Florida Trust Company commenced operations in August 2000, based in Naples, Florida; and Bancshares of Florida, Inc., incorporated in September 1998, serves as a holding company for Bank of Florida, N.A., Bank of Florida and Florida Trust Company. During 2001, there was a single business segment comprised of Bank of Florida, N.A., of which Florida Trust Company was a subsidiary.

	Bank of Florida, N.A. Naples	Bank of Florida Ft. Lauderdale	Florida Trust Company	Other (*)	Bancshares of Florida Consolidated
	(in thousands)
For the Year Ended:
December 31, 2003
Net interest income	$4,288	1,233	57	—	5,578
Non-interest income	698	145	492	—	1,335
Provision for loan losses	445	388	—	—	833
Non-interest expense (a)	4,813	2,530	861	585	8,789

Net loss	$(272)	(1,540)	(312)	(585)	(2,709)

End of year assets	$161,697	63,462	2,558	(5,107)	222,610

December 31, 2002
Net interest income	$3,253	193	—	—	3,446
Non-interest income	485	26	297	—	808
Provision for loan losses	357	130	—	—	487
Non-interest expense (b)	3,692	1,731	689	295	6,407

Net loss	$(311)	(1,643)	(391)	(295)	(2,640)

End of year assets	$119,695	27,398	164	(3,398)	144,535
(a) Includes depreciation of	393	160	75	25	653
(b) Includes depreciation of	269	60	49	8	386

BANCSHARES OF FLORIDA INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

March 31, 2004 and December 31, 2003

(In thousands, except share and per share data)

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
Cash and due from banks	$27,963	$8,299
Interest bearing deposits in other banks	47	46
Federal funds sold	—	79

TOTAL CASH AND CASH EQUIVALENTS	28,010	8,424

Securities available for sale, at fair value	7,388	8,072
Loans	239,458	200,490
Less:
Allowance for loan losses	1,902	1,568
Unearned income and deferred loan fees	190	115

NET LOANS	237,366	198,807

Restricted securities, Federal Home Loan Bank and Federal Reserve Bank stock, at cost	783	739
Premises and equipment	5,674	4,724
Accrued interest receivable	802	788
Other assets	1,299	1,056

TOTAL ASSETS	$281,322	$222,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$252,857	$201,154
Other borrowings	3,300	—
Accrued interest payable	111	41
Accrued expenses and other liabilities	729	195

TOTAL LIABILITIES	256,997	201,390

Commitments
Stockholders’ Equity:
Series A Preferred stock, par value $.01 per share, aggregate liquidation preference of $3,400,000; 50,000 shares authorized, 34,000 shares issued and outstanding at March 31, 2004; no shares designated, authorized, issued or outstanding at December 31, 2003	3,400	—
Undesignated Preferred stock, par value $.01 per share, 950,000 and 1,000,000 shares authorized, no shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively	—	—
Common stock, par value $.01 per share, 20,000,000 shares authorized, 3,094,199 and 3,079,199 shares issued and outstanding	31	31
Additional paid-in capital	29,784	29,634
Accumulated deficit	(8,900)	(8,389)
Accumulated other comprehensive income (loss), net of tax	10	(56)

TOTAL STOCKHOLDERS’ EQUITY	24,325	21,220

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$281,322	$222,610

See accompanying notes to condensed consolidated financial statements.

BANCSHARES OF FLORIDA INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three-Months Ended March 31, 2004 and 2003

(in thousands, except share and per share data)

	(unaudited) Three-months ended March 31,
	2004	2003
INTEREST INCOME
Interest and fees on loans	$2,882	$1,644
Interest on securities available for sale	65	62
Interest on other interest bearing assets	6	85
Interest on federal funds sold	12	31

TOTAL INTEREST INCOME	2,965	1,822

INTEREST EXPENSE
Interest on deposits	988	821
Interest on other borrowings	2	—

TOTAL INTEREST EXPENSE	990	821

NET INTEREST INCOME	1,975	1,001
PROVISION FOR LOAN LOSSES	333	292

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,642	709

NONINTEREST INCOME
Mortgage banking	49	110
Trust fees	243	82
Service charges and fees	149	93

TOTAL NONINTEREST INCOME	441	285
NONINTEREST EXPENSES
Salaries and employee benefits	1,290	1,096
Occupancy expenses	363	346
Equipment rental, depreciation and maintenance	193	187
General operating	749	472

TOTAL NONINTEREST EXPENSES	2,595	2,102

LOSS BEFORE INCOME TAXES	(512)	(1,108)
INCOME TAXES	—	—
NET LOSS	$(512)	$(1,108)

LOSS PER SHARE (Basic and Diluted)	$(0.17)	$(0.43)

WEIGHTED AVERAGE SHARES OUTSTANDING	3,079,364	2,549,199

See accompanying notes to condensed consolidated financial statements.

BANCSHARES OF FLORIDA INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three-Months Ended March 31, 2004 and 2003

(in thousands)

	(unaudited) Three-months ended March 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(512)	$(1,108)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	159	164
Provision for loan losses	333	292
Amortization of deferred loan fees and discounts	5	7
Amortization of investments, net	8	—
Increase in accrued interest receivable	(15)	(146)
Decrease (Increase) in other assets	114	(268)
Increase in accrued interest payable	70	12
Increase in accrued expenses and other liabilities	534	4

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	696	(1,043)

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(38,896)	(17,047)
Proceeds from principal repayments on securities available for sale	743	—
Purchase of securities available for sale	—	(2,974)
Purchase of restricted securities	(44)	(181)
Purchase of premises and equipment	(1,109)	(42)
Acquisition cost of business	(357)	—

NET CASH USED IN INVESTING ACTIVITIES	(39,663)	(20,244)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	51,703	13,292
Increase in other borrowings	3,300	—
Net proceeds from issuance of Series A preferred stock	3,400	—
Net proceeds from issuance of common stock	150	9,300

NET CASH PROVIDED BY FINANCING ACTIVITIES	58,553	22,592

NET INCREASE IN CASH AND CASH EQUIVALENTS	19,586	1,305
CASH AND CASH EQUIVALENTS
Beginning of period	8,424	26,373

End of period	$28,010	$27,678

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$920	$808

Noncash Transactions:
Unrealized increase in fair value on securities available for sale	$66	$33

See accompanying notes to condensed consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—Organization and Basis of Presentation

Organization:

Bancshares of Florida Inc. (“Bancshares”), was incorporated in Florida in September 1998 to serve as a holding company for Bank of Florida N.A., a national banking association then in organization. (Bancshares and its subsidiaries are collectively referred to in this report as the “Company”).

For approximately the first eleven months following its incorporation, the main activities of Bancshares centered on applying for a national bank charter, applying to become a bank holding company, hiring and training bank employees, preparing the banking facilities and premises for opening, and conducting an initial public offering of common stock to raise a minimum of $10 million to fund the startup of Bank of Florida N.A. By August 1999, Bancshares had received subscriptions to purchase common stock in an amount in excess of the required minimum, and on August 24, 1999, Bank of Florida, N.A., commenced operations at its office located at 3401 Tamiami Trail North in Naples, Florida.

Bank of Florida N.A. is a full-service commercial bank. The bank offers a wide range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida N.A. provides such consumer services as U.S. Savings Bonds, traveler’s checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automated teller services (ATMs).

On April 18, 2000, Florida Trust Company was incorporated under the laws of the State of Florida as a wholly-owned subsidiary of Bank of Florida N.A. Florida Trust Company applied to the Comptroller of the Currency and was approved to engage in fiduciary services and estate planning consultation on August 23, 2000. In October 2002, Florida Trust Company applied to the Florida Department of Financial Services and upon that application’s approval in March 2003, Bancshares acquired Florida Trust Company from Bank of Florida N.A. As a subsidiary of Bancshares, Florida Trust Company offers investment management, trust administration, estate planning, and financial planning services.

On July 16, 2002, Bank of Florida, a newly formed state-chartered commercial bank, opened in Ft. Lauderdale, Florida. Bank of Florida opened with over $7 million in capital and offers a wide range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida provides such consumer services as U.S. Savings Bonds, traveler’s checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services. (Bank of Florida N.A. and Bank of Florida are collectively referred to in this report as the “Banks”).

Basis of Presentation:

The unaudited interim condensed financial statements for the three months ended March 31, 2004 and 2003 included herein have been prepared in accordance with the instructions for Form 10-QSB under the Securities Exchange Act of 1934, as amended, and Item 310(b) of Regulation S-B under the Securities Act of 1933, as amended. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results for interim periods are not necessarily indicative of the results of operations for the full year or any other interim period.

The Company’s significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements included in its 2003 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period. The unaudited condensed financial statements included herein should be read in conjunction with the financial statements and related footnotes included in the Company’s 2003 Form 10-KSB.

Stock-based Compensation:

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 124, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirement using a fair-value-based method of accounting for stock-based compensation plans. As permitted by existing standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended.

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”. This statement amends FASB SFAS No. 123, “Accounting for Stock-Based Compensation”. It provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of FASB SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation.

The per share weighted average fair value of stock options granted during the three months ended March 31, 2004 and 2003 was $7.22 and $4.25 respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

	March 31, 2004	March 31, 2003
Expected dividend yield	0.00%	0.00%
Expected volatility	25.15%	0.00%
Risk free interest rate	3.33%	3.35%
Expected life	10 years	10 years

Had compensation cost for the Company’s stock option plan been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company’s pro forma net loss and net loss per share would have been as follows (in thousands, except per share data):

	For the three months ended March 31,
	2004	2003
Net loss as reported	$(512)	$(1,108)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(19)	(13)

Proforma net loss	$(531)	$(1,121)

Basic and diluted net loss per share as reported	$(0.17)	$(0.43)
Basic and diluted proforma net loss per share	$(0.17)	$(0.44)

Comprehensive Loss:

The Company’s comprehensive loss for the three months ended March 31, 2004 and 2003 is presented below (in thousands):

	For the three months ended March 31,
	2004	2003
Net loss	$(512)	$(1,108)
Unrealized holding gains on securities available for sale, net of tax	66	22

Total comprehensive loss	$(446)	$(1,086)

New Accounting Pronouncements:

The Company has reviewed all new accounting pronouncements issued through March 31, 2004 and has determined that none of them would have a material impact on the consolidated financial condition or results of operations.

In December 2003, the FASB issued a revised Interpretation No. 46, “Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51”, (“FIN 46R”). FIN 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The provisions of FIN 46R are generally effective for existing (prior to February 1, 2003) variable interest relationships of a public entity no later than the end of the first reporting period that ends after March 15, 2004. However, prior to the required application of this interpretation a public entity that is not a small business issuer shall apply FIN 46R to those entities that are considered to be special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003. The Company applied the portion of FIN 46R that is applicable to special purpose entities effective December 31, 2003, with no material effect, and applied the remainder of FIN 46R to its first quarter 2004 financial statements with no material effect.

Losses Per Common Share:

Basic loss per share represents net loss divided by the weighted-average number of common shares outstanding during the year. Because we reported net losses in 2004 and 2003, all potentially dilutive securities were anti-dilutive and basic and diluted loss per share were the same in those periods.

At March 31, 2004, there were 366,799 common stock options and 191,856 warrants, respectively, that were antidilutive and therefore not included in the above calculation. At March 31, 2003, there were 228,350 common stock options and 191,856 warrants, respectively, that were antidilutive and therefore not included in the above calculation.

Components used in computing loss per share for the three months ended March 31, 2004 are summarized as follows (in thousands, except share data):

Basic and Dilutive Loss per Share	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Loss available to common shareholders	$(512)	3,079,364	$(0.17)

Components used in computing loss per share for the three months ended March 31, 2003 are summarized as follows (in thousands, except share data):

Basic and Dilutive Loss per Share	Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Loss available to common shareholders	$(1,108)	2,549,199	$(0.43)

NOTE 2—Segment Information

The Company has four reportable segments: Bank of Florida, N.A. based in Naples, Florida; Bank of Florida, Fort Lauderdale based in Fort Lauderdale, Florida; Florida Trust Company, based in Naples, Florida; and Bancshares of Florida, Inc., serves as a holding company for Bank of Florida, N.A., Bank of Florida and Florida Trust Company.

Measurement of Segment Profit or Loss and Segment Assets:

The Company’s reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their management, marketing and distribution requirements.

The following presents financial information of reportable segments as of and for the three-month periods ended March 31, 2004 and 2003. The “Other” column includes executive management and finance and accounting expense; expense for acquisitions, capital raising,shareholder/investor relations, and various professional services; and entries necessary to reconcile the identified segments to the reported consolidated amounts. When performance of these segments is reported in the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in similar texts, figures are stated net of the latter eliminating entries.

	Bank of Florida, N.A. Naples	Bank of Florida Ft. Lauderdale	Florida Trust Company	Other	Bancshares of Florida Consolidated
	(IN THOUSANDS)
For the Period Ended:
March 31, 2004
Net interest income	$1,334	623	18	—	1,975
Non-interest income	163	35	243	—	441
Provision for loan losses	153	180	—	—	333
Non-interest expense (a)	1,271	647	251	426	2,595

Net income (loss)	$73	(169)	10	(426)	(512)

End of period assets	$197,972	84,429	2,571	(3,650)	281,322

December 31, 2003
Net interest income	$1,280	488	31	—	1,799
Non-interest income	147	63	174	—	384
provision for loan losses	113	138	—	—	251
Non-interest expense	1,235	655	228	197	2,315

Net loss	$79	(242)	(23)	(197)	(383)

End of period assets	$161,697	63,462	2,558	(5,107)	222,610

March 31, 2003
Net interest income	$870	131	—	—	1,001
Non-interest income	181	22	82	—	285
Provision for loan losses	196	96	—	—	292
Non-interest expense (b)	1,181	629	202	90	2,102

Net loss	$(326)	(572)	(120)	(90)	(1,108)

End of period assets	$128,554	36,775	2,763	(2,262)	165,830

NOTE 3—Option Agreement with Bank of Florida – Tampa Bay

The Company entered into an Option Agreement (the “Agreement”) on April 18, 2004 by and among Hillsborough Financial, Inc. (“Hillsborough”), the Company and ten proposed directors (the “Proposed Directors”) of Bank of Florida, Tampa Bay (“Tampa Bank”). The agreement is in consideration of the cancellation of the Stock Option Agreement dated as of August 14, 2003 between the Company and Hillsborough, and of the Proposed Directors assuming the initial economic and organizational responsibilities of chartering the Tampa Bank (with the Company continuing to provide organization assistance). Hillsborough, the Company and the Proposed Directors have agreed to the following: (1) Cancellation of the Stock Option Agreement dated August 14, 2003; (2) The Proposed Directors shall establish an organizational account for the Tampa Bank with Bank of Florida, N.A.; (3) In consideration of the Proposed Directors making loans to the Tampa Bank and Hillsborough, the Proposed Directors shall have subscription rights to acquire a minimum of 150,000 and a maximum of 200,000 shares of Tampa Bank common stock at $10.00 per share to be issued immediately prior to the Tampa Bank opening for business; (4) From the date of the Agreement until the earlier of (i) ten business days before the Tampa Bank opens for business or (ii) November 30, 2004, the Company shall have the option to acquire from each Proposed Director all of each Proposed Director’s Tampa Bank rights, upon the payment of $1.00 to each of the Proposed Directors; (5) Each proposed director shall have the right to purchase shares in Bancshares in the next public equity financing at a 10% discount of the maximum offering price, up to an aggregate of $2,000,000 of stock; (6) Each Proposed Director will be awarded a warrant to purchase one share of the Company’s common stock for every two discounted shares purchased in (5) above. Twenty percent of the warrants issued to each Proposed Director will become exercisable on the date the Tampa Bank opens for business and twenty percent will become exercisable on each of the four succeeding anniversaries of the date the Tampa Bank opens for business; and (7) Should the Company’s option to acquire all of the Proposed Directors’ Tampa Bank rights, as described in (4) above, expire without the Company exercising such right, certain actions as defined in the Agreement shall occur.

NOTE 4—Stockholders’ Equity

During 2004, the Company authorized the issuance and sale of up to 50,000 shares of Series A Preferred Stock, par value $0.01, to only accredited investors. During March 2004, the Company issued 34,000 shares of the Series A Preferred Stock for consideration of $3,400,000 at an offering price of $100 per share.

The shares of Series A Preferred Stock have no voting rights, but have a liquidation value of $100 per share. Dividends are payable on the first day of each quarter, payable in arrears. The dividends are payable at a quarterly rate of 0.02 shares of Series A Preferred Stock. The Company may redeem the shares of Series A Preferred Stock at its discretion at any time. The redemption price for the shares of Series A Preferred Stock is based on a declining premium scale, for which the redemption price is $105 per share in the first year following issuance and such redemption price decreases by $1.00 in each subsequent year.

Note 5—Merger

On December 18, 2003, Bancshares of Florida, Inc. entered into an Agreement and Plan of Merger with Horizon Financial Corp., the parent of an $87.4 million asset federal savings bank based in Pembroke Pines, Florida, whereby Bancshares of Florida, Inc. will acquire all the outstanding shares of Horizon Financial Corp. in a stock-for-stock exchange of shares. The transaction, approved by the Boards of Directors of both companies, requires regulatory approval and approval of Horizon Financial Corp.’s shareholders. Bancshares of Florida, Inc.’s shareholders must approve the issuance of the stock comprising the merger consideration. Bancshares of Florida, Inc. anticipates closing the transaction by the end of the second quarter of 2004.

The agreement calls for a tax-free exchange of Bancshares of Florida, Inc. common stock for Horizon Financial Corp. common stock at a fixed exchange, subject to the average closing price of Bancshares of Florida, Inc. common stock. The per share merger consideration will be one share of Bancshares of Florida, Inc. common stock for each share of Horizon Financial Corp. common stock, if Bancshares of Florida, Inc.’s average closing price is between $11.00 and $16.00 per share for the 20 days preceding the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Bancshares of Florida, Inc. will have the option to adjust the exchange rate by increasing the share consideration. Bancshares of Florida, Inc. anticipates issuing 749,683 shares, assuming Bancshares of Florida, Inc.’s average closing price is between $11.00 and $16.00 per share.

Based on the closing price of Bancshares of Florida, Inc. common stock on December 17, 2003 of $14.00 per share, the merger consideration would equal approximately $11.0 million.

Note 6—Other Borrowings

At March 31, 2004, the Company had $3.3 million of overnight Federal funds purchased with a rate of 1.54%.

Note 7—Loans

The following table sets forth the details of the loan portfolio at March 31, 2004 and December 31, 2003.

	March 31, 2004	December 31, 2003
Commercial loans	39,118	34,217
Real estate loans	169,150	135,443
Lines of credit	20,106	20,748
Consumer loans	11,084	10,082

	239,458	200,490

At March 31, 2004, the Company had one loan in non-accrual past due with a balance of $65,000, up from a balance of $47,000 from two loans in non-accrual at December 31, 2003. At March 31, 2004 and December 31, 2003, the Company did not hold any loans that were classified as impaired.

The following table presents movement in the allowance for loan losses during the three months ended March 31, 2004 and 2003.

	March 31,
	2004	2003
Beginning balance	1,568	907
Provision for loan losses	333	292
Charge-offs	—	5
Recoveries	1	—

Ending balance	1,902	1,194

Independent Auditors’ Report

Horizon Financial Corp.

Pembroke Pines, Florida:

We have audited the accompanying consolidated balance sheets of Horizon Financial Corp. and Subsidiary (the “Company”) at December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale, Florida

February 12, 2004

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

	At December 31,
	2003	2002
Assets
Cash and due from banks	$1,155,569	1,434,115
Interest-bearing deposits with banks	151,924	57,784
Federal funds sold	2,072,561	3,844,599
Money-market fund	340,606	118,084

Cash and cash equivalents	3,720,660	5,454,582
Securities available for sale	6,958,692	4,055,484
Securities held to maturity	19,486	23,008
Loans, net of allowance for loan losses of $384,257 and $317,387	65,589,492	54,056,913
Loans held for sale	9,697,559	10,929,894
Foreclosed real estate	657,158	600,302
Premises and equipment	779,071	925,545
Federal Home Loan Bank stock, at cost	552,000	445,000
Accrued interest receivable	596,236	627,648
Other assets	516,269	374,203

Total assets	$89,086,623	77,492,579

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	2,467,295	1,970,228
Savings, money-markets and NOW deposits	31,603,599	18,595,655
Time deposits	39,497,596	45,747,262

Total deposits	73,568,490	66,313,145
Securities sold under agreements to repurchase	2,010,000	—
Federal Home Loan Bank advances	6,900,000	5,400,000
Other borrowings	600,000	900,000
Official checks	350,890	494,550
Other liabilities	349,332	385,997

Total liabilities	83,778,712	73,493,692

Commitments, contingencies and related party transactions (Notes 4, 10, 11 and 12)
Stockholders’ equity:
Preferred stock, $.01 par value 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value 15,000,000 shares authorized, 737,617 and 564,076 shares issued and outstanding	7,376	5,641
Additional paid-in capital	7,064,996	5,901,149
Accumulated deficit	(1,777,285)	(1,929,993)
Accumulated other comprehensive income	12,824	22,090

Total stockholders’ equity	5,307,911	3,998,887

Total liabilities and stockholders’ equity	$89,086,623	77,492,579

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,
	2003	2002
Interest income:
Loans	$4,447,472	4,040,872
Securities	220,169	255,094
Other	57,461	71,949

Total interest income	4,725,102	4,367,915

Interest expense:
Deposits	2,048,884	1,988,479
Borrowings	310,207	304,138

Total interest expense	2,359,091	2,292,617

Net interest income	2,366,011	2,075,298
Provision for loan losses	159,286	67,976

Net interest income after provision for loan losses	2,206,725	2,007,322

Noninterest income:
Service charges and fees	223,866	278,455
Gain on sale of loans	821,665	944,245
Gain on sale of securities available for sale	—	23,231
Gain on sale of foreclosed real estate	24,708	31,821

Total noninterest income	1,070,239	1,277,752

Noninterest expenses:
Salaries and employee benefits	1,466,407	1,402,170
Occupancy and equipment	672,850	599,862
Professional fees	153,702	178,844
Loss on fraudulent loans	—	430,000
Other	831,297	827,444

Total noninterest expenses	3,124,256	3,438,320

Net earnings (loss)	$152,708	(153,246)

Basic earnings (loss) per share	.24	(.27)

Weighted-average number of shares outstanding	650,847	564,076

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2001	564,076	$5,641	5,901,149	(1,776,747)	33,651	4,163,694

Comprehensive loss:
Net loss	—	—	—	(153,246)	—	(153,246)
Net change in unrealized gain on securities available for sale	—	—	—	—	(11,561)	(11,561)

Comprehensive loss						(164,807)

Balance at December 31, 2002	564,076	5,641	5,901,149	(1,929,993)	22,090	3,998,887

Comprehensive loss:
Net earnings		—	—	152,708	—	152,708
Net change in unrealized gain on securities available for sale	—	—	—	—	(9,266)	(9,266)

Comprehensive income						143,442

Proceeds from the sale of common stock (net of stock offering costs of $49,205)	173,541	1,735	1,163,847	—	—	1,165,582

Balance at December 31, 2003	737,617	$7,376	7,064,996	(1,777,285)	12,824	5,307,911

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$152,708	(153,246)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	239,879	225,850
Provision for loan losses	159,286	67,976
Originations of loans held for sale	(102,676,994)	(107,165,697)
Proceeds from sale of loans held for sale	104,730,994	108,364,226
Gain on loans sold	(821,665)	(944,245)
Gain on sale of securities available for sale	—	(23,231)
Gain on sale of foreclosed real estate	(24,708)	(31,821)
Loss on fraudulent loans	—	430,000
Net amortization of deferred loan fees	(181,219)	(89,698)
Amortization of premiums and discounts on securities	12,567	4,164
(Increase) decrease in accrued interest receivable and other assets	(110,654)	279,763
(Decrease) increase in official checks and other liabilities	(180,325)	63,683

Net cash provided by operating activities	1,299,869	1,027,724

Cash flows from investing activities:
Purchases of securities available for sale	(4,900,938)	(6,161,457)
Net (increase) decrease in mutual funds	(44,253)	3,710,175
Principal repayments of securities available for sale	1,020,150	366,686
Maturities and calls of securities available for sale	1,000,000	2,000,000
Proceeds from sale of securities available for sale	—	3,424,363
Principal repayments of securities held to maturity	3,522	48,840
Net increase in loans	(15,026,772)	(14,317,141)
Purchase of Federal Home Loan Bank stock	(107,000)	(129,100)
Purchases of premises and equipment	(93,405)	(584,778)
Proceeds from sale of foreclosed real estate	3,483,978	641,330
Cash paid to reacquire fraudulent loans	—	(1,124,419)

Net cash used in investing activities	(14,664,718)	(12,125,501)

Cash flows from financing activities:
Net increase in deposits	7,255,345	10,826,393
Net increase (decrease) in securities sold under agreements to repurchase	2,010,000	(1,970,000)
Net increase in Federal Home Loan Bank advances	1,500,000	1,500,000
Net (decrease) increase in other borrowings	(300,000)	900,000
Proceeds from the sale of common stock, net	1,165,582	—

Net cash provided by financing activities	11,630,927	11,256,393

Net (decrease) increase in cash and cash equivalents	(1,733,922)	158,616
Cash and cash equivalents at beginning of year	5,454,582	5,295,966

Cash and cash equivalents at end of year	$3,720,660	5,454,582

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,358,245	2,272,296

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized gain on securities available for sale	$(9,266)	(11,561)

Loans transferred to foreclosed real estate	$3,754,126	1,209,811

Foreclosed real estate transferred to loans	$238,000	—

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2003 and 2002 and For the Years Then Ended

(1)	Summary of Significant Accounting Policies

Organization. Horizon Financial Corp. (the “Holding Company”) owns 100% of Horizon Bank, FSB (the “Bank”) (collectively referred to as the “Company”). The Holding Company operates as a unitary-thrift holding company and its only business activity is the operation of the Bank.

The Bank was incorporated under the laws of the United States and received its charter from the Office of Thrift Supervision. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its banking office located in Pembroke Pines, Broward County, Florida. Horizon Real Property Holdings, Inc. is a 100% subsidiary of the Bank for the purpose of holding foreclosed assets and is currently inactive.

Basis of Presentation. The consolidated financial statements include the accounts of the Holding Company and its subsidiary. All significant intercompany balances have been eliminated in consolidation.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America and prevailing practices within the thrift industry.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks, federal funds sold and a money-market fund, all of which mature within ninety days.

The Bank may be required to maintain cash reserves with the Federal Reserve Bank or in accounts with other banks. There were no reserve balances required at December 31, 2003 and 2002.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Securities. The Company must classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2003 and 2002, the fair value exceeded book value in the aggregate for loans held for sale.

Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in gain on sale of loans in the statement of operations.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans (with balances less than $500,000) for impairment disclosures.

Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, are initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. The Company’s shareholders have elected for the Company to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

Premises and Equipment. Furniture and equipment, leasehold improvements and computer software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25.

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended December 31,
	2003	2002
Net earnings (loss), as reported	$152,708	(153,246)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards	36,815	—

Pro forma net earnings (loss)	$115,893	(153,246)

Basic earnings (loss) per share	.24	(.27)

Pro forma basic earnings (loss) per share	.18	(.27)

The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

Year Ended December 31, 2003
Risk-free interest rate	4.50%
Dividend yield	—
Expected volatility *	—
Expected life in years	10
Grant date per share fair value of options issued during the year	$2.45

*	There was no active market in 2003.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to sell loans, commitments to extend credit and unused lines of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss).

The components of accumulated other comprehensive income are as follows:

	Year Ended December 31,
	2003	2002
Holding (losses) gains on available-for-sale securities	$(9,266)	11,670
Gains realized	—	(23,231)

Net unrealized loss	$(9,266)	(11,561)

Recent Pronouncements. In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued (Revised in December 2003) FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003. The Company has no variable interest entities, therefore FIN 46 had no effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities

Securities have been classified according to management’s intention. The carrying amount of securities and their approximate fair values are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2003:
Available for Sale:
Mutual funds	$1,033,197	—	(6,257)	1,026,940
Mortgage-backed securities	4,962,671	35,267	(15,069)	4,982,869
U.S. government agency	950,000	—	(1,117)	948,883

	$6,945,868	35,267	(22,443)	6,958,692

Held to Maturity:
Corporate debt securities	$19,486	—	—	19,486

At December 31, 2002:
Available for Sale:
Mutual funds	988,944	—	(678)	988,266
Mortgage-backed securities	3,044,450	22,768	—	3,067,218

	$4,033,394	22,768	(678)	4,055,484

Held to Maturity:
Corporate debt securities	$23,008	—	—	23,008

There were no sales of securities during 2003. For the year ended December 31, 2002, proceeds from the sales of securities available for sale amounted to $3,424,363 and gross realized gains were $23,231.

At December 31, 2003, the schedule maturities of securities are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	—	19,486	19,486
Due from one to five years	950,000	948,883	—	—
Mutual funds	1,033,197	1,026,940	—	—
Mortgage-backed securities	4,962,671	4,982,869	—	—

	$6,945,868	6,958,692	19,486	19,486

Substantially all of the securities with gross unrealized losses at December 31, 2003 have been in a continuous loss position for less than one year. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans

The components of loans are as follows:

	At December 31,
	2003	2002
Residential real estate	$50,335,963	40,596,026
Commercial real estate	10,200,253	9,613,437
Commercial	1,805,796	1,899,782
Consumer	3,186,659	2,001,196

Total loans	65,528,671	54,110,441
Allowance for loan losses	(384,257)	(317,387)
Net deferred loan fees	445,078	263,859

Loans	$65,589,492	54,056,913

An analysis of the change in the allowance for loan losses follows:

	Year Ended December 31,
	2003	2002
Beginning balance	$317,387	256,000
Provision for loan losses	159,286	67,976
Charge-offs, net of recoveries	(92,416)	(6,589)

Ending balance	$384,257	317,387

Impaired loans, all collateral dependent, were as follows:

	Year Ended December 31,
	2003	2002
Balance at end of year, with related allowance	$497,957	871,457
Average balance during year	497,983	925,936
Total related allowance for losses at end of year	74,694	75,164
Interest income recognized on impairment loans	—	—
Interest income received on impairment loans	—	—

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

Nonaccrual and past due residential real estate mortgage loans were as follows (in thousands):

	At December 31,
	2003	2002
Nonaccrual loans	$1,377	3,242
Past due ninety days or more, but still accruing	8	212

	$1,385	3,454

(4)	Premises and Equipment

A summary of premises and equipment follows:

	At December 31,
	2003	2002
Furniture and equipment	$536,665	494,409
Leasehold improvements	644,603	657,919
Computer software	420,166	348,362

Total cost	1,601,434	1,500,690
Less accumulated depreciation and amortization	822,363	575,145

Premises and equipment, net	$779,071	925,545

The Company leases its office facilities under operating leases. The leases provide for escalations based on changes in the consumer price index and as stipulated in the lease and renewal options. Rent expense for 2003 and 2002 was $262,678 and $257,537, respectively. Future minimum rental commitments under the noncancellable leases are as follows:

Year Ending December 31,	Amount
2004	$223,094
2005	230,400
2006	237,929
2007	154,551
2008	112,224
Thereafter	357,276

$1,315,474

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000 was approximately $21.7 million and $19.0 million at December 31, 2003 and 2002, respectively.

A schedule of maturities of time deposits follows:

Year Ending December 31,	Amount
2004	$18,720,060
2005	5,152,498
2006	5,709,814
2007	7,096,820
2008	2,818,404

$39,497,596

(6)	Other Borrowings

Securities sold under agreements to repurchase were delivered to and are being held in safekeeping by a broker-dealer (the related party described in Note 12) who arranged the transactions. The agreements at December 31, 2003 mature within one month. Information concerning agreements to repurchase is summarized as follows:

	Year Ended December 31,
	2003	2002
Average balance during year	$579,667	1,334,701

Average interest rate during year	1.30%	2.11%

Maximum month-end balance during year	$2,020,000	3,098,000

Securities pledged as collateral for the agreements at year end	$1,945,041	—

Agreements with broker/dealer at year end	$2,010,000	—

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7)	Federal Home Loan Bank Advances

Maturities and interest rates of Federal Home Loan Bank of Atlanta (“FHLB”) advances consisted of the following:

Maturity Year Ending December 31,	Interest Rate At December 31,	At December 31,
		2003	2002
2004	1.15%	$1,500,000	—
2006	4.65%	1,000,000	1,000,000
2007	4.80%	1,500,000	1,500,000
2011	4.48% - 4.75%	2,900,000	2,900,000

Total		$6,900,000	5,400,000

The advances maturing in 2011 contain certain call provisions. The FHLB has the option to call $1.8 million beginning in February 2003 and quarterly thereafter and to call $1.1 million only in September 2006. In the event the FHLB exercises the call options, the Bank can either repay the advance or convert to an adjustable rate advance.

The collateral agreement with the FHLB includes a specific collateral lien requiring the Company to maintain qualifying first mortgage loans and all of the FHLB stock as pledged collateral. At December 31, 2003 and 2002, $6.5 million and $11.2 million, respectively in qualifying first mortgage loans and the FHLB stock were pledged as collateral. At December 31, 2003 and 2002, securities available for sale with a carrying value of $2,229,433 and $2,048,142, respectively, were also pledged.

(8)	Other Borrowings

At December 31, 2003 and 2002, the Company had a floating-rate line of credit of $1.0 million bearing interest at the prime rate minus ½% with a floor of 5.0% (3.5% at December 31, 2003). The line is collateralized by 100% of the Bank’s common stock. Under the terms, interest is payable quarterly beginning in July 2002, with the principal balance due at maturity (December 31, 2003). At December 31, 2003 and 2002, $600,000 and $900,000, respectively, was outstanding. The line was renewed in December 2003 with a maximum available of $700,000 and is due on June 30, 2004.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9)	Stock Options and Warrants

On May 26, 2000, the Company established the 2000 Stock Option Plan for employees and directors. A total of 56,408 shares of common stock have been reserved for the Plan. The options have a term of ten years and vest over five years. At December 31, 2003, no shares remain available for grant.

A summary of stock option transactions follows:

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price
Outstanding at December 31, 2002	—	$—	$—
Granted	56,408	7.00	7.00

Outstanding at December 31, 2003	56,408	$7.00	$7.00

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2003 was 113 months.

These options are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted- Average Exercise Price
2004	11,282	$7.00
2005	11,282	7.00
2006	11,282	7.00
2007	11,281	7.00
2008	11,281	7.00

	56,408	$7.00

The Company’s shareholders approved the issuance of warrants to the founding directors to purchase common shares in an amount up to 10% of the Company’s outstanding common stock. The exercise price is $10 per share. The warrants are to be exercisable for five years from the date of issuance and expire in December 2005. At December 31, 2003 and 2002, 56,408 warrants were issued and remain outstanding.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10)	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and unused lines of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the contractual amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2003 follows (in thousands):

Contract Amount
Commitments to sell loans	$8,871

Unused lines of credit	$3,148

Commitments to extend credit	$4,965

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11)	Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(12)	Related Parties

The Company has entered into transactions with officers, directors and principal stockholders in the ordinary course of business. The deposit balances outstanding to these related parties were $485,311 and $936,570 at December 31, 2003 and 2002, respectively. The loan balances outstanding to these related parties were $523,484 and $106,937 at December 31, 2003 and 2002, respectively.

The Company purchased certain of its available for sale securities, its held to maturity securities and its money-market fund from a related company. A director of the Company is an officer and shareholder of the related company. Securities, with a carrying value of approximately $4.7 million and $1.9 million at December 31, 2003 and 2002, respectively, are being held in safekeeping for the Company by this same related company. Management believes that all transactions with related parties occurred at an arm’s length and in the normal course of business.

(13)	Credit Risk

The Company grants the majority of its loans to borrowers throughout Miami-Dade, Broward and Palm Beach Counties, Florida. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Miami-Dade, Broward and Palm Beach Counties.

(14)	Stockholders’ Equity

Each stockholder of the Company entered into a stockholder’s agreement. The stockholder’s agreement contains certain restrictive provisions and covenants, as defined, regarding the transfer and/or redemption of stock held by any stockholder.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15)	Regulatory Matters

Banking regulations place certain restrictions on dividends.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	For Capital Adequacy				Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual		Purposes
	Amount	%	Amount	%	Amount	%
As of December 31, 2003:
Total capital to Risk - Weighted assets	$6,152	12.25%	$4,018	8.00%	$5,022	10.00%
Tier I Capital to Risk - Weighted Assets	5,768	11.49	2,009	4.00	3,013	6.00
Tier I Capital to Total Assets	5,768	6.45	3,578	4.00	4,473	5.00
As of December 31, 2002:
Total capital to Risk - Weighted assets	5,199	10.48	3,968	8.00	4,960	10.00
Tier I Capital to Risk - Weighted Assets	4,882	9.84	1,984	4.00	2,976	6.00
Tier I Capital to Total Assets	4,882	6.30	3,099	4.00	3,874	5.00

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)	Loss on Fraudulent Loans

During 2002, the Company provided $430,000 for losses resulting from fraudulently obtained loans on two properties in Palm Beach County, Florida. These loans totaled approximately $1.2 million and were originally sold to investors in the secondary mortgage market. The contract with the investor requires the Company to repurchase any loan that defaults within the first 90 days subsequent to sale or at anytime where there is evidence that the loans were fraudulently obtained.

Management has filed causes of action against various defendants including but not limited to the real estate agent, the mortgage broker, the appraiser and an accountant for the borrowers under theories that include conspiracy to defraud. Management believes that some of these parties have assets or insurance that would cover the losses recognized by the Company, however there is no assurance that the Company will recover any of this amount.

(17)	Basic earnings (loss) per share is computed on the basic of the weighted-average number of common shares outstanding. The Company’s outstanding stock options are not dilutive.

(18)	Holding Company Financial Information

The Holding Company’s unconsolidated financial information is as follows:

Condensed Balance Sheets

	At December 31,
	2003	2002
Assets
Cash and cash equivalents	$127,549	15,250
Investment in subsidiary	5,780,362	4,904,259
Due from subsidiary	115,355	—

Total assets	$6,023,266	4,919,509

Liabilities and Stockholders’ Equity
Other borrowings	600,000	900,000
Due to subsidiary	—	20,622
Accounts payable	115,355	—
Stockholders’ equity	5,307,911	3,998,887

Total liabilities and stockholders’ equity	$6,023,266	4,919,509

Condensed Statements of Earnings

	Year Ended December 31,
	2003	2002
Revenues	$3,894	—

Expenses	(37,501)	(41,071)
Loss before earnings (loss) of subsidiary	(33,607)	(41,071)
Earnings (loss) of subsidiary	186,315	(112,175)

Net earnings (loss)	$152,708	(153,246)

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18)	Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$152,708	(153,246)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
Undistributed (earnings) loss of subsidiary	(186,315)	112,175
(Increase) decrease in due from subsidiary	(115,355)	30,724
(Decrease) increase in due to subsidiary	(20,622)	20,622
Increase in accounts payable	115,355	—

Net cash (used in) provided by operating activities	(54,229)	10,275

Cash flows from investing activity – Increase in investment in subsidiary	(699,054)	(895,025)

Cash flows from financing activities:
(Decrease) increase in other borrowings	(300,000)	900,000
Proceeds from the sale of common stock, net	1,165,582	—

Net cash provided by financing activities	865,582	900,000

Net increase in cash and cash equivalents	112,299	15,250
Cash and cash equivalents at beginning of the year	15,250	—

Cash and cash equivalents at end of year	$127,549	15,250

(19)	Merger

On December 18, 2003, the Company entered into a definitive agreement (the “Agreement”) to merge with Bancshares of Florida, Inc. (“BOFL”). Under the terms of the Agreement, BOFL will exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Balance Sheet

At March 31, 2004 (Unaudited)

Assets
Cash and due from banks	$1,756,065
Interest-bearing deposits with banks	75,152
Federal funds sold	1,341,427
Money-market fund	64,056

Cash and cash equivalents	3,236,700
Securities available for sale	6,803,390
Securities held to maturity	19,031
Loans, net of allowance for loan losses of $420,756	66,013,407
Loans held for sale	12,582,439
Foreclosed real estate	333,679
Premises and equipment	716,187
Federal Home Loan Bank stock, at cost	650,800
Accrued interest receivable	594,488
Other assets	460,044

Total assets	$91,410,165

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	2,986,898
Savings, money-markets and NOW deposits	30,022,446
Time deposits	40,358,177

Total deposits	73,367,521
Securities sold under agreements to repurchase	3,049,000
Federal Home Loan Bank advances	8,100,000
Other borrowings	600,000
Official checks	238,261
Other liabilities	528,546

Total liabilities	85,883,328

Stockholders’ equity:
Preferred stock, $.01 par value 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $.01 par value 15,000,000 shares authorized, 737,617 shares issued and outstanding	7,376
Additional paid-in capital	7,064,996
Accumulated deficit	(1,576,797)
Accumulated other comprehensive income	31,262

Total stockholders’ equity	5,526,837

Total liabilities and stockholders’ equity	$91,410,165

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months Ended March 31,
	2004	2003
Interest income:
Loans	$1,098,420	1,110,829
Securities	60,529	54,146
Other	11,062	17,772

Total interest income	1,170,011	1,182,747

Interest expense:
Deposits	464,323	545,620
Borrowings	90,798	63,389

Total interest expense	555,121	609,009

Net interest income	614,890	573,738
Provision for loan losses	27,100	30,000

Net interest income after provision for loan losses	587,790	543,738

Noninterest income:
Service charges and fees	72,698	59,061
Gain on sale of loans	254,179	204,680
Gain (loss) on sale of foreclosed real estate	37,172	(3,253)

Total noninterest income	364,049	260,488

Noninterest expenses:
Salaries and employee benefits	320,112	374,724
Occupancy and equipment expense	205,941	161,374
Professional fees	48,466	28,417
Other	176,832	209,273

Total noninterest expenses	751,351	773,788

Net earnings	$200,488	30,438

Basic earnings per share	$.27	.05

Weighted average number of shares outstanding	737,617	564,076

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statement of Stockholders’ Equity

Three Months Ended March 31, 2004 and 2003 (Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2002	564,076	$5,641	5,901,149	(1,929,993)	22,090	3,998,887

Comprehensive income:
Net earnings	—	—	—	30,438	—	30,438
Net change in unrealized gain on securities available for sale	—	—	—	—	(6,621)	(6,621)

Comprehensive income						23,817

Balance at March 31, 2003	564,076	$5,641	5,901,149	(1,899,555)	15,469	4,022,704

Balance at December 31, 2003	737,617	7,376	7,064,996	(1,777,285)	12,824	5,307,911

Comprehensive income:
Net earnings	—	—	—	200,488	—	200,488
Net change in unrealized gain on securities available for sale	—	—	—	—	18,438	18,438

Comprehensive income						218,926

Balance at March 31, 2004	737,617	$7,376	7,064,996	(1,576,797)	31,262	5,526,837

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended March 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$200,488	30,438
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
Depreciation	64,872	58,231
Provision for loan losses	27,100	30,000
Originations of loans held for sale	(24,249,428)	(22,366,213)
Proceeds from sale of loans held for sale	21,618,727	24,911,121
Gain on loans sold	(254,179)	(204,680)
(Gain) loss on sale of foreclosed real estate	(37,172)	3,253
Loan fees deferred, net	(29,072)	(77,104)
Amortization of premiums and discounts on securities	1,443	3,968
Decrease in accrued interest receivable and other assets	57,973	33,700
(Decrease) increase in official checks and other liabilities	(136,065)	1,141,428

Net cash (used in) provided by operating activities	(2,735,313)	3,564,142

Cash flows from investing activities:
Net increase in mutual funds	(5,617)	(521,979)
Principal repayments of securities available for sale	177,914	87,056
Principal repayments of securities held to maturity	455	1,234
Net increase in loans	(499,957)	(6,332,667)
Purchase of Federal Home Loan Bank stock	(98,800)	(107,000)
Net (increase) decrease in premises and equipment	(1,988)	12,638
Proceeds from sale of foreclosed real estate	438,665	872,395

Net cash provided by (used in) investing activities	10,672	(5,988,323)

Cash flows from financing activities:
Net (decrease) increase in deposits	(200,969)	3,394,968
Net increase in securities sold under agreement to repurchase	1,039,000	—
Net increase in Federal Home Loan Bank advances	1,200,000	—
Increase in advance payments by borrowers for taxes and insurance	202,650	8,390

Net cash provided by financing activities	2,240,681	3,403,358

Net (decrease) increase in cash and cash equivalents	(483,960)	979,177
Cash and cash equivalents at beginning of period	3,720,660	5,454,582

Cash and cash equivalents at end of period	$3,236,700	6,433,759

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$552,503	608,017

Noncash transactions:
Accumulated other comprehensive income, net change in unrealized gain on securities available for sale	$18438	(6621)

Loans transferred to foreclosed real estate	$78,014	812,160

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies

General. In the opinion of management, the accompanying condensed consolidated financial statements of Horizon Financial Corp. (the “Company”) contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at March 31, 2004, and the results of operations and the cash flows for the three-month periods ended March 31, 2004 and 2003. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

(2)	Loan Impairment and Losses

The activity in the allowance for loan losses is as follows:

	March 31,
	2004	2003
Balance at beginning of period	$384,257	317,387
Provision for loan losses	27,100	30,000
Loan charge-offs	(1,471)	(24,174)
Recoveries	10,870	—

Balance at end of period	$420,756	323,213

Impaired loans, all collateral dependent, were as follows:

	Three Months Ended March 31,
	2004	2003
Balance at end of period	$497,957	871,457
Average balance during period	497,957	871,457
Total related allowance for losses	74,694	93,343
Interest income recognized on impairment loans	—	—
Interest income received on impairment loans	—	—

Nonaccrual and past due residential real estate mortgage loans were as follows (in thousands):

	March 31,
	2004	2003
Nonaccrual loans	$925	3,460
Past due ninety days or more, but still accruing	103	16

	$1,028	3,476

(3)	Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. The Company has no dilutive securities.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited)

(4)	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, at March 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Minimum Actual		Capitalized Under For Capital Adequacy Purposes		To Be Well Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
At March 31, 2004:
Total capital (to Risk - Weighted Assets)	$6,404	12.55%	$4,083	8.00%	$5,103	10.00%
Tier I Capital (to Risk - Weighted Assets)	5,983	11.72	2,041	4.00	3,062	6.00
Tier I Capital (to Average Assets)	5,983	6.56	3,649	4.00	4,561	5.00

(5)	Merger

On December 18, 2003, the Company entered into a definitive agreement (the “Agreement”) to merge with Bancshares of Florida, Inc. (“BOFL”). Under the terms of the Agreement, BOFL will exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

No dealer, salesperson or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Bancshares of Florida, Inc. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Bancshares of Florida, Inc. since the date hereof.

             Shares

Common Stock

PROSPECTUS

Advest, Inc.

________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24:	Indemnification of Directors and Officers

As provided under Florida law, Bancshares of Florida, Inc.’s directors shall not be personally liable to Bancshares of Florida or its stockholders for monetary damages for breach of duty of care or any other duty owed to Bancshares of Florida as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of the Corporation or which involves willful misconduct; or

•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Article VI of Bancshares of Florida’s Bylaws provides that Bancshares of Florida shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of Bancshares of Florida, against reasonable expenses incurred by him in connection with such defense.

The Bylaws also provide that Bancshares of Florida is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of Bancshares of Florida and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the Board of Directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested stockholders.

Item 25:	Other Expenses of Issuance and Distribution

The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission.

SEC Registration Fees	$2,734

NASD Fees	2,500

Blue Sky Registration Fees & Expenses	4,500

Legal Fees and Expenses	145,000

Accounting Fees	40,000

Printing expenses	25,000

Miscellaneous	5,000

Total	$274,734

Item 26:	Recent Sales of Unregistered Securities.

On March 31, 2004, we completed a private placement of 34,000 shares of our non-voting Series A Preferred Stock at a price of $100 per share for a total of $3.4 million. The offering was limited to accredited investors, as that term is defined in the Securities and Exchange Commission’s Regulation D. The shares were sold in reliance on the exemptions contained in Section 4(6) of the Securities Act of 1933 and Section 517.061 Florida Statutes. The shares were offered by our officers and directors, none of whom received a commission for such sales.

Item 27:	Exhibits and Financial Statement Schedules

The following exhibits are filed with the Securities and Exchange Commission and are incorporated by reference into this Registration Statement. The exhibits which are denominated by an (a.) were previously filed as a part of a Registration Statement on Form SB-2 for Bancshares of Florida with the SEC on March 24, 1999, File No. 333-74997. The exhibits which are denominated by a (b.) were previously filed as a part of Amendment No. 1 to Form SB-2, filed with the SEC on May 7, 1999. The exhibits which are denominated by a (c.) were previously filed as a part of Form 10-KSB filed with the SEC on March 30, 2000. The exhibits which are denominated by a (d.) were previously filed as a part of an exhibit to Form 10-QSB/A-1 filed on December 3, 2001. The exhibits which are denominated by an (e.) were previously filed as a part of a Registration Statement on Form SB-2 for Bancshares of Florida with the SEC on December 28, 2001, File No. 333-76094. The exhibits which are denominated by an (f.) were previously filed as part of a Form 10-QSB/A filed with the SEC on September 10, 2002. The exhibits which are denominated by a (g.) were previously filed as a part of Form 10-KSB filed with the SEC on March 30, 2003. The exhibits which are denominated by an (h.) were previously filed as part of a Form 10-QSB/A filed with the SEC on August 12, 2003. The exhibits which are denominated by a (i.) were previously filed as a part of Registration Statement on Form S-4 for Bancshares of Florida filed with the SEC on February 2, 2004 File No. 333-112433. The exhibits which are denominated by (j.) were previously filed as part of a Form 10-KSB filed with the SEC on April 16, 2004. The exhibits which are denominated by (k) were previously filed as a part of this registration statement filed with the SEC on June 24, 2004 File No. 333-116833. The exhibit numbers correspond to the exhibit numbers in the referenced document.

Exhibit Number		Description of Exhibit
k.	1.1	Form of Underwriting Agreement.
k.	2.1	Agreement and Plan of Merger By and Between Bancshares of Florida, Inc. and Horizon Financial Corp. dated as of December 17, 2003 filed as an Exhibit to Form 8-K filed on December 18, 2003.
a.	3.1	Amended and Restated Articles of Association.
a.	3.2	Bylaws.
	3.3	Amendment to Articles of Incorporation changing the corporate name filed as an exhibit to Form 8-K filed on October 29, 2001.
	3.4	Amendment to Articles of Incorporation changing the corporate name filed as an exhibit to Form 8-K filed on May 10, 2002.
b.	4.1	Specimen Common Stock Certificate.
b.	4.3	Form of Stock Purchase Warrant - 1999 Offering.
e.	4.4	Form of Stock Purchase Warrant - 2002 Offering.
k.	4.5	Form of Stock Purchase Warrant A - 2004 Offering.
k.	4.6	Form of Stock Purchase Warrant B - 2004 Offering.
	5.1	Legal Opinion of Igler & Dougherty, P.A.
b.	10.1	Employment Agreement of Michael L. McMullan, dated as of April 28, 1999.
c.	10.1.1	Amendment to Employment Agreement of Michael L. McMullan dated August 24, 1999.
f.	10.1.2	Amendment to Employment Agreement of Michael L. McMullan dated July 30, 2001.
f.	10.1.3	Amendment to Employment Agreement of Michael L. McMullan dated August 30, 2002.
c.	10.4	1999 Stock Option Plan.
c.	10.5	Form of Incentive Stock Option Agreement.
d.	10.6	Employment Agreement of Craig Sherman, dated as of May 3, 1999.
f.	10.6.1	Amendment to Employment Agreement of Craig Sherman, dated as of July 30, 2001.

f.	10.8	Employment Agreement of John B. James, dated as of October 1, 2001.
f.	10.9	Lease between Citizens Reserve, LLC and Citizens National Bank of Southwest Florida.
f.	10.10	Lease between Citizens Reserve, LLC and Citizens National Bank of Southwest Florida.
g.	10.11	Employment Agreement of Martin P. Mahan, dated as of September 16, 2002.
h.	10.12	Employee Severance Agreement of Terry E. Best, dated as of March 31, 2003.
h.	10.13	Employee Severance Agreement of John S. Chaperon, dated as of March 31, 2003.
i.	10.14	Proposed Employee Severance Agreement of Thomas A. Lunak, included as Appendix E to Joint Proxy/Prospectus.
k.	10.15	Form of Acquisition Agreement with respect to Bank of Florida Tampa Bay (In Organization)
j.	21.1	Subsidiaries of the Registrant.
	23.1	Consent of Igler & Dougherty, P.A. included in Opinion Letter - See Exhibit 5.1.
	23.2	Consent of KPMG LLP.
	23.3	Consent of Hill, Barth & King, LLC as to Bancshares of Florida’s Financial Statements.
	23.4	Consent of Hacker Johnson Smith, PA as to Horizon Financial Corp.’s Financial Statements.
k.	24.1	Power of Attorney - included in Signature Page of Registration Statement.

(b) Financial Statement Schedules.

No financial schedules are required to be filed as part of this registration statement.

Item 28.	Undertakings.

The undersigned registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424[b] of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

(2) In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The Registrant hereby undertakes that:

(1) For the purpose of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act (§§230.424(b)(1), (4) or 230.497(h)) as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Naples, State of Florida on July 22, 2004.

BANCSHARES OF FLORIDA, INC.

Date: July 22, 2004	By:	/s/ Michael L. McMullan
Michael L. McMullan Chief Executive Officer

Date: July 22, 2004	By:	/s/ David G. Wallace
David G. Wallace Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

* /s/ Michael L. McMullan Michael L. McMullan	President, Chief Executive Officer, Director	July 22, 2004

* /s/ Michael L. McMullan	Director	July 22, 2004

Donald R. Barber

Joe B. Cox	Director	July , 2004

* /s/ Michael L. McMullan Earl L. Frye	Chairman and Director	July 22, 2004

H. Wayne Huizenga, Jr.	Director	July , 2004

* /s/ Michael L. McMullan John B. James	Director	July 22, 2004

* /s/ Michael L. McMullan LaVonne Johnson	Director	July 22, 2004

Edward Kaloust	Director	July , 2004

* /s/ Michael L. McMullan Harry K. Moon, M.D.	Director	July 22, 2004

* /s/ Michael L. McMullan Michael T. Putziger	Director	July 22, 2004

* /s/ Michael L. McMullan Richard C. Rochon	Director	July 22, 2004

* /s/ Michael L. McMullan Ramon A. Rodriguez	Director	July 22, 2004

Terry W. Stiles	Director	July , 2004

*	Pursuant to Power of Attorney filed June 24, 2004 authorizing Michael L. McMullan as the true and lawful attorney-in-fact to sign all amendments to the Form SB-2 Registration Statement File No. 333-116833.